[redacted]

06016324

DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

August 23, 2006

SUPPL

RECEIVED
AUG 24 2006
203

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: Grande Cache Coal Corporation
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

Dear Sirs/Mesdames:

On behalf of our client, Grande Cache Coal Corporation (the "Corporation"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

PROCESSED
AUG 28 2006
THOMSON
FINANCIAL

DMM/dmm
Enclosure

cc: Robert Stan
Grande Cache Coal Corporation
Fred Davidson
Burnet, Duckworth & Palmer LLP

dlw 8/25

SCHEDULE A

1. CEO Certification of annual filings for the year ended March 31, 2006
2. CEO Certification of interim filings for the quarter ended June 30, 2006
3. CFO Certification of annual filings for the year ended March 31, 2006
4. CFO Certification of interim filings for the quarter ended June 30, 2006
5. Annual Information Form for the year ended March 31, 2006
6. Audited annual financial statements for the year ended March 31, 2006
7. Refiled audited annual financial statements for the year ended March 31, 2006
8. Notice of meeting and record date for the Annual General Meeting of Shareholders to be held on July 31, 2006
9. Notice of Meeting, Management Information Circular and Form of Proxy with respect to the Annual General Meeting of Shareholders to be held on July 31, 2006
10. Interim financial statements for the quarter ended June 30, 2006
11. Notice of change of auditor
12. Letter from former auditor
13. Letter from successor auditor
14. Material change report, dated April 5, 2006
15. Annual Management's Discussion and Analysis for the year ended March 31, 2006
16. Interim Management Discussion and Analysis for the quarter ended June 30, 2006
17. ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for December 31, 2005
18. Underwriting Agreement, dated effective March 22, 2006
19. Qualification certificate of geologist
20. Report of Voting Results
21. Charter documents
22. By-laws
23. Technical reports
24. News release, dated March 15, 2006
25. News release, dated March 16, 2006
26. News release, dated March 29, 2006
27. News release, dated April 5, 2006
28. News release, dated May 26, 2006
29. News release, dated May 29, 2006
30. News release, dated June 29, 2006
31. News release, dated July 26, 2006
32. News release, dated July 31, 2006

File No. 82-34802

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Robert H. Stan, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 29, 2006

(Signed) Robert H. Stan

Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ROBERT H. STAN, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 31_, 2006

(Signed) Robert H. Stan
Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

File No. 82-34802

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Anita L. Roncin, Vice President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 29, 2006

(Signed) Anita L. Roncin

Anita L. Roncin
Vice President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ANITA L. RONCIN, Vice-President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 31, 2006

(Signed) Anita L. Roncin

Anita L. Roncin
Vice-President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

File No. 82-34802

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

June 9, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
TSX

AMENDED

Dear Sirs:

Subject: Grande Cache Coal Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	386 55X 105
4.	Record Date	:	June 30, 2006
5.	Meeting Date	:	July 31, 2006
6.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Grande Cache Coal Corporation

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Burnet Duckworth & Palmer
Attention: Fred Davidson

Grande Cache Coal Corporation
Attention: Rhonda Bennetto

File No. 82-34802

GRANDE CACHE COAL CORPORATION

Notice of the Annual General Meeting of Shareholders
to be held on July 31, 2006

The annual general meeting of the holders of common shares of Grande Cache Coal Corporation will be held in the Plaza Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Monday, July 31, 2006, at 1:00 p.m., Calgary time, to:

1. receive and consider our consolidated financial statements for the fiscal year ended March 31, 2006, together with the report of the auditors thereon;

2. fix the number of directors to be elected at the meeting at six (6);

3. elect six (6) directors for the ensuing year;

4. appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on June 30, 2006 (the "**Record Date**") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. In order to be valid, proxies must be received by Computershare Trust Company of Canada not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

A management proxy circular relating to the business to be conducted at the meeting accompanies this Notice.

Dated at Calgary, Alberta this 30th day of June, 2006.

By order of the Board of Directors

(Signed) Robert H. Stan
President and Chief Executive Officer

File No. 82-3478 2

GRANDE CACHE COAL CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

Security Class 123

Holder Account Number

C1234567890 XXX

MR A SAMPLE
DESIGNATION (IF ANY)
ADD1
ADD2
ADD3
ADD4
ADD5

999999999999 ASXQ 1

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRANDE CACHE COAL CORPORATION

TO BE HELD AT THE METROPOLITAN CENTRE, 333 – 4th AVENUE SW, CALGARY AB , MONDAY, JULY 31, 2006, AT 1:00 PM

The undersigned shareholder of Grande Cache Coal Corporation (the "Company") hereby appoints Robert H. Stan, our President and Chief Executive Officer, of Calgary, Alberta, or, failing him, Robert G. Brawn, our Chairman, of Calgary, Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the annual general meeting of the shareholders of the Company (the "Meeting") to be held on July 31, 2006 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this proxy in the following manner:

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Against
1.	The ordinary resolution fixing the number of directors to be elected at the Meeting at six (6) members.		
		For	**Withhold**
2.	The ordinary resolution in favour of the election as directors for the ensuing year of the six (6) nominees proposed by management in the information circular – proxy statement of the Company dated June 30, 2006.		
		For	**Withhold**
3.	The ordinary resolution for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration as such.		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________ **Date:** ____________________

Please Print Name: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.
The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

File No. 82-34802

GRANDE CACHE COAL CORPORATION

Notice of the Annual General Meeting of Shareholders to be held on July 31, 2006

The annual general meeting of the holders of common shares of Grande Cache Coal Corporation will be held in the Plaza Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Monday, July 31, 2006, at 1:00 p.m., Calgary time, to:

1. receive and consider our consolidated financial statements for the fiscal year ended March 31, 2006, together with the report of the auditors thereon;

2. fix the number of directors to be elected at the meeting at six (6);

3. elect six (6) directors for the ensuing year;

4. appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on June 30, 2006 (the "**Record Date**") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. In order to be valid, proxies must be received by Computershare Trust Company of Canada not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

A management proxy circular relating to the business to be conducted at the meeting accompanies this Notice.

Dated at Calgary, Alberta this 30th day of June, 2006.

By order of the Board of Directors

(Signed) Robert H. Stan
President and Chief Executive Officer

GRANDE CACHE COAL CORPORATION

Information Circular – Proxy Statement
dated June 30, 2006

For the Annual General Meeting
of Shareholders to be held on July 31, 2006

PROXIES

Solicitation of Proxies

This information circular – proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at the annual general meeting of our shareholders (the "**Meeting**") to be held in the Plaza Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Monday, July 31, 2006, at 1:00 p.m., local time, and any adjournment thereof for the purposes set forth in the accompanying Notice of Annual General Meeting. Only shareholders of record on June 30, 2006 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the form of proxy furnished by us. To exercise this right you should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be deposited with our Corporate Secretary in care of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares ("**Common Shares**") in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications or another intermediary. If you receive a voting instruction form from ADP Investor Communications or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), you may attend at the Meeting as proxyholder for the registered shareholder and vote

Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the form of proxy provided to you and return the same to your broker (or the broker's agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the Meeting you or such person may revoke the proxy and you may vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general meeting and this information circular – proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any ballot in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of Common Shares without nominal or par value which may be issued for such consideration as may be determined by resolution of our board of directors (the "**Board**"). As at June 30, 2006, there were 50,768,688 Common Shares issued and outstanding. As a holder of Common Shares, you are entitled to one vote on a ballot at the Meeting for each Common Share you own. We are also authorized to issue an unlimited number of preferred shares, issuable in series. Each series is issuable upon the terms and conditions as set by our Board at the time of creation, subject to the class priorities. As at June 30, 2006, there were no preferred shares issued and outstanding.

To the knowledge of our directors and officers, as at June 30, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Directors will be elected at the Meeting. Our Board presently consists of five members. It is proposed that our Board will be fixed at six members and the following persons will be nominated at the Meeting:

Robert H. Stan	Donald J. Douglas
Robert G. Brawn	Donald R. Seaman
Barry T. Davies	John R. Morgan

Each director elected will hold office until the next annual general meeting, or until his or her successor is duly elected or appointed, unless his or her office be earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" an ordinary resolution in favour of fixing our Board at six members and in favour of the election of the following persons to our Board unless otherwise directed. Management does not contemplate that any of these nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees and sets forth the names and province and country of residence of all of the persons nominated for election as directors, the periods during which they have served as directors, their principal occupations or employments during the five preceding years and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of June 30, 2006.

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed
Robert H. Stan Alberta, Canada	July 2000	President (since February 2001) and Chief Executive Officer (since September 2002) of the Corporation. From April 1, 2000 to February 2001, Vice-President of Westpine Inc. (a private mining investment company).	801,280
Robert G. Brawn [1][2] Alberta, Canada	March 2001	President of 738831 Alberta Ltd. (a private investment company) since May 20, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy Inc., a wholly owned subsidiary of Acclaim Energy Trust (now Canetic Resources Trust). Prior thereto, Chairman of Danoil Energy Ltd. (a predecessor of Acclaim Energy Inc.).	Nil
Barry T. Davies Alberta, Canada	July 2000	President of Rudgear Inc. (a private investment company) since March 2004. President of Westpine Inc. (a private mining investment company) from April 2000 to March 2004.	691,280

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed
Donald J. Douglas (1)(2) Alberta, Canada	March 2001	President and Chief Executive Officer of United Inc. (a private property development company).	365,849
Donald R. Seaman (1)(2) Alberta, Canada	March 2001	President of D.R.S. Resource Investments Inc. (a private investment company).	744,076
John R. Morgan Alberta, Canada	Nominee	President and Chief Executive Officer of Vannessa Ventures Ltd. (a mineral exploration company) since January 2004. From June 2003 until December 2003, independent consultant providing mineral advisory services. Prior thereto, Vice President Operations of Carbones del Guasare S.A., Venezuela (a coal company) from May 1999 to May 2003.	33,250

Notes:
(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).
(2) Member of the Compensation, Nominating and Corporate Governance Committee.
(3) We do not have an Executive Committee.
(4) Following the Meeting, the composition of the committees of our Board may be reviewed and reconstituted given the addition of Mr. Morgan to our Board.

Robert H. Stan, the President, Chief Executive Officer and a director of the Corporation, was the Vice-President, Marketing and Business Development of Smoky River Coal Limited ("**SRCL**"), a private metallurgical coal producer, from July 1997 to March 31, 2000. On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. SRCL's assets were sold by a receiver through a sealed-bid process conducted from May through October 2000. Barry T. Davies, a director of the Corporation, was the President and Chief Operating Officer of SRCL from June 1997 to March 31, 2000.

Appointment of Auditors

During fiscal 2006, the Audit Committee initiated a review and tender process for the appointment of our auditors. At the conclusion of that process, the Audit Committee recommended to our Board and our Board approved effective June 26, 2006 the selection of PricewaterhouseCoopers LLP, Chartered Accountants, to act as our auditors for fiscal 2007, subject to shareholder approval. Collins Barrow Calgary LLP, Chartered Accountants, have been our auditors since we were incorporated on July 24, 2000.

Our company, Collins Barrow Calgary LLP and PricewaterhouseCoopers LLP have confirmed that there have been no reportable events (including disagreements, consultations and unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date. There have been no adverse or qualified opinions or denials of opinion or reservations contained in the auditors' reports on our annual consolidated financial statements for the fiscal years ended March 31, 2006 and March 31, 2005.

A copy of our notice of change of auditor and letters from PricewaterhouseCoopers LLP and Collins Barrow Calgary LLP were filed with Canadian securities regulatory authorities and the Toronto Stock Exchange and are reproduced as Schedule "A" to this Information Circular.

Unless otherwise directed, the persons named in the accompanying Instrument of Proxy intend to vote in favour of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as our auditors to hold office until the next annual meeting of shareholders, at a remuneration to be determined by our directors.

The information required by Form 52-110F1 of Multilateral Instrument 52-110 *Audit Committees* of the Canadian Securities Administrators including information about the fees billed to our company by Collins Barrow Calgary LLP is contained in our annual information form for the fiscal year ended March 31, 2006 under the heading "Audit Committee Information".

REPORT ON EXECUTIVE COMPENSATION

Composition and Role of Compensation, Nominating and Corporate Governance Committee

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee composed of three directors, Donald R. Seaman (Chairman), Robert G. Brawn and Donald J. Douglas. All of the members of the committee are independent directors. The committee's mandate includes making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report on Executive Compensation

To: The Shareholders of Grande Cache Coal Corporation

Our compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of our company. The President and Chief Executive Officer of our company is excused from the committee and directors' meetings during any discussion of his compensation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being share options). We do not have a pension plan or other form of formal retirement compensation.

Recommendations for executive compensation are made by the committee to our full Board for approval.

Base Salaries

Base salary ranges for executive officers are determined upon review of comparative data compiled by our company for a number of comparable companies within the resource industries of competitive salaries paid to executive officers. Base salaries paid to senior officers of our company, including the Chief Executive Officer, are comparable to the salaries of positions for our company's peer group, using such criteria as assets under management and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the employment agreements.

We evaluate three components in determining over-all compensation for the executives. Salaries and cash bonuses provide short-term remuneration while options are viewed as both long-term incentives and commitment to our company. Both of these are evaluated in comparison to similar companies within the resource industries.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, we may award cash bonuses to employees, including executive officers. The award of a bonus is recommended, in the case of employees, by senior management of our company, for approval by the committee. Bonus levels for Vice Presidents are established by the committee in consultation with the President and the Chief Executive Officer, and the Chief Executive Officer's bonus is established by the committee in consultation with the independent members of our Board. In the case of non-executive employees, bonuses are based on the employee's contribution in adding share value and reducing costs and the employee's contribution to overall corporate goals. In the case of executive officers, including the Chief Executive Officer, bonus awards are based on actual corporate and individual performance as assessed by the committee and/or the independent members of our Board, as applicable. We did not adopt a formal bonus plan for fiscal 2006. No bonuses were

awarded to the executive officers named in the table under "Executive Compensation – Compensation of Executive Officers" included herein for the fiscal year ended March 31, 2006.

Long-Term Incentive Compensation - Share options

Individual share options, in the case of employees, are granted by the committee on the recommendation of senior management. Individual share options, in the case of Vice Presidents, are granted by the committee in consultation with the Chief Executive Officer, and option grants to the Chief Executive Officer are made by the committee in consultation with the independent members of our Board. Share options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in our company's share option plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the plan enables executives to develop and maintain a significant ownership position in our company.

Share options are normally awarded by the committee upon the commencement of employment based on the level of responsibility within our company. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within our company. We also evaluate the number of options an individual has been granted and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Common Shares on the last trading day immediately preceding the date of grant.

Summary

Our compensation policies have allowed our company to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of enhancing shareholder value. As our company grows, the committee and our Board will continue to review compensation policies to ensure that they are competitive within the resource industries and consistent with the performance of our company.

Submitted by the Compensation, Nominating and Corporate Governance Committee: Donald R. Seaman, Robert G. Brawn and Donald J. Douglas.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for $100 invested in the Common Shares for the period from our initial listing on the Toronto Stock Exchange ("**TSX**") on May 12, 2004 to March 31, 2006, as measured by the closing price of the Common Shares at the end of each quarter in the calendar year, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming the reinvestment of dividends, where applicable, for a comparable period.



$700
$600
$500
$400
$300
$200
$100
$0
Value of $100 Investment
12-May-04
30-Jun-04
30-Sep-04
31-Dec-04
31-Mar-05
30-Jun-05
30-Sep-05
31-Dec-05
31-Mar-06
Date
Grande Cache
S&P/TSX Composite Index

Comparison of Cumulative Total Return [(1)]

	May 12, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
Grande Cache	$100.00	$144.65	$223.25	$597.79	$415.13	$351.66	$273.06	$121.40	$97.42
S&P/TSX Composite Index	$100.00	$104.37	$105.87	$112.93	$117.40	$120.95	$134.49	$137.67	$147.91

Note:
(1) Assuming an investment of $100 on May 12, 2004.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation earned during our three most recently completed fiscal years by our President and Chief Executive Officer and our Vice President, Finance and Chief Financial Officer (collectively, the "**Named Executive Officers**"). None of our other executive officers received a salary and bonus exceeding, in the aggregate, $150,000 during the fiscal year ended March 31, 2006.

		Annual Compensation			Long-term Compensation	
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Shares under Options Granted	All Other Compensation
		($)	($)	($)	(#)	($)
Robert H. Stan	2006	300,000	Nil	(2)	10,000	Nil
President and Chief Executive	2005	217,500	35,000	(2)	50,000	Nil
Officer	2004	180,000	Nil	(2)	300,000	Nil
Anita L. Roncin Vice President, Finance and Chief Financial Officer [(1)]	2006	140,000	Nil	(2)	50,000	Nil

Notes:

(1) Ms. Roncin was appointed Vice President, Finance and Chief Financial Officer of the Corporation on October 1, 2005. The salary amount in the table for fiscal 2006 reflects the amount paid to Ms. Roncin from April 1, 2005 to March 31, 2006.

(2) The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus for the fiscal year indicated.

Long-term Incentive Plan Awards

Other than the grant of share options pursuant to our share option plan, we made no long-term incentive plan awards during the fiscal year ended March 31, 2006.

Option Grants During the Fiscal Year Ended March 31, 2006

The following table sets forth certain information respecting grants of options to purchase Common Shares to the Named Executive Officers during the most recently completed financial year ended March 31, 2006.

Name	Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Common Shares on the Date of Grant	Expiration Date
	(#)	(%)	($/share)	($/share)	
Robert H. Stan	10,000 (1)	5.6	9.08	9.08	June 9, 2010
Anita L. Roncin	50,000 (2)	27.8	4.50	4.50	October 18, 2010

Notes:

(1) The options vested on the date of grant.

(2) The options vest as to one-half on each of the first and second anniversaries of the date of grant.

Option Exercises During the Fiscal Year Ended March 31, 2006 and Fiscal Year End Option Values

The following table sets forth certain information with respect to option exercises by the Named Executive Officers during the most recently completed financial year and their respective option positions as at March 31, 2006.

			Unexercised Options at March 31, 2006			
	Options	Aggregate	Number of Options		Value of in-the-Money Options (1)(2)	
Name	Exercised	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Robert H. Stan	Nil	Nil	260,000	100,000	328,000	164,000
Anita L. Roncin	Nil	Nil	12,500	72,500	Nil	Nil

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX on March 31, 2006, which was $2.64 per share, less the exercise price.

(2) "In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

During the fiscal year ended March 31, 2006, our non-management directors were paid quarterly, in arrears, a monthly retainer in the amount of $2,000 and a fee of $1,000 per meeting of our Board or any committee of our Board in which they participated. The Chairman of our Board was paid quarterly, in arrears, a monthly retainer in the aggregate amount of $4,000 and an aggregate fee of $2,000 per meeting of our Board or any committee of our Board in which he participated. In addition, our directors were reimbursed for their reasonable expenses incurred in carrying out their duties as directors. Our directors are entitled to participate in our share option plan however, our non-management directors were not granted any options during the fiscal year ended March 31, 2006. As at March 31, 2006, non-management directors held options to purchase an aggregate of 540,000 Common Shares exercisable at prices ranging from $1.00 to $11.56 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have entered into employment agreements with Robert H. Stan and Anita L. Roncin that provide for the payment of annual salary, participation in our share option plan, any performance bonus program adopted by our company, as well as additional benefits including participation in our company's group benefit plan for employees. In the event of the constructive dismissal of the executive or termination of the employment agreement without cause, the executive is entitled to receive two (2) year's base salary plus an additional 15% for loss of benefits. If the termination or constructive dismissal occurs within two (2) years of a change of control of our company (as defined in the employment agreements), the executive will receive an additional amount equal to two (2) times the last bonus the executive received. Mr. Stan also has an election to leave our company within three (3) months of a change of control and receive the previously described payment.

Share Option Plan

We have a share option plan (the "**Option Plan**"), which is administered by our Board (or any committee of our Board to whom the operation of the Option Plan may be delegated). The following is a summary description of the general operation of the Option Plan. The Option Plan includes the following terms:

Under the Option Plan:

1. directors, officers, employees of, or providers of services to, our company (or any of our subsidiaries) are eligible to receive options under the Option Plan;

2. the total number of Common Shares issuable pursuant to the Option Plan shall not exceed 3,646,670 Common Shares;

3. the vesting arrangements are within the discretion of our Board and in the absence of any determination by our Board as to vesting, vesting shall be as to one-third on each of the first, second and third anniversaries of the date of the grant;

4. the exercise price of a stock option is fixed by our Board at the time of grant and may not be less than the closing trading price of the Common Shares on the TSX on the last trading day preceding the date of grant;

5. options terminate within a set period of time, not in excess of 90 days, following an optionholder ceasing to be at least one of an officer, director, employee, consultant or other service provider of our company (or a subsidiary);

6. options granted under the Option Plan are non-assignable and non-transferable by an optionee otherwise than by will or the laws of descent and distribution;

7. the aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person under the Option Plan, together with all of our other share compensation arrangements, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis);

8. the number of Common Shares issued under the Option Plan to "insiders" of our company, within a one year period, must not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

9. the number of Common Shares issued under the Option Plan to any one "insider" of our company and such insider's associates, within a one year period, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

10. options may contain provisions providing for accelerated vesting in the event of a sale by us of all or substantially all of our property and assets or a change of control of our company; and

11. our Board may amend or discontinue the Option Plan at any time, provided that no such amendment may, without the consent of applicable optionees, alter or impair any option previously granted to an optionee under the Option Plan and provided further that any amendment to the Option Plan shall be subject to prior approval of any stock exchange on which the Common Shares are listed, as required by such exchange, and approval of the shareholders of our company if required by such exchange.

The current balance of options to acquire 2,453,334 Common Shares represents approximately 4.8% of our currently outstanding Common Shares. As at June 30, 2006 there are 1,043,338 Common Shares remaining available for issuance under our Option Plan. All options currently outstanding under the Option Plan expire five years from the date of the grant and vest in accordance with the terms of the applicable option agreement subject to accelerated vesting in the case of a change of control of our company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our Option Plan, which is our only equity compensation plan, as at March 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders [(1)]	1,553,334 Common Shares	$2.73 per Common Share	1,943,338 Common Shares
Equity compensation plans not approved by securityholders	Nil	Not applicable	Nil
Total	1,553,334 Common Shares		1,943,338 Common Shares

Note:

(1) Our Board approved the Option Plan prior to our initial public offering which was completed on May 12, 2004. Our securityholders were not required to approve the Option Plan at the time that it was adopted by our Board.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for our company is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of our current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

Our Board has determined that the following four (4) directors of our company are independent:

Robert G. Brawn
Barry T. Davies
Donald J. Douglas
Donald R. Seaman

In addition, Mr. Morgan, who is a nominee to our Board, will, if elected, also be an independent director.

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

Our Board has determined that one member of our Board is not independent. Our Board has determined that Robert Stan is not independent as Mr. Stan is the President and Chief Executive Officer of our company.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

Our Board has determined that a majority of our directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors of our company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuer
Robert G. Brawn	Canetic Resources Inc. (a subsidiary of Canetic Resources Trust) Parkland Income Fund Zapata Energy Corporation
Barry T. Davies	Champion Bear Resources Ltd.
Donald J. Douglas	PFB Corporation TRAFINA Energy Ltd.
Donald R. Seaman	CCR Technologies Ltd. Titan Digital Corporation Western Lakota Energy Services Inc.
John R. Morgan	Vannessa Ventures Ltd.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

The independent directors of our company regularly meet for a portion of each Board meeting without non-independent directors and management participation, and have met in camera five times since the beginning of the fiscal year ended March 31, 2006.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Our Board has determined that Robert G. Brawn, the Chairman of our Board, is independent. Our Board has developed a position description for the Chairman of our Board which provides that the Chairman shall have the following duties and responsibilities:

(i) The Chairman shall, when present, preside at all meetings of our Board and, unless otherwise determined by the directors, at all meetings of shareholders.

(ii) The Chairman shall endeavour to provide overall leadership to our Board without limiting the principle of collective responsibility and the ability of our Board to function as a unit.

(iii) The Chairman shall be responsible to ensure our Board meetings function satisfactorily and that the tasks of our Board are handled in the most reasonable fashion under the circumstances.

(iv) The Chairman shall endeavour to ensure that our Board's negotiations take place when as many of the directors as possible are present and that essential decisions are made when as many directors as possible are present.

(v) The Chairman shall endeavour to establish a line of communication with the Chief Executive Officer of our company to ensure our Board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

(vi) The Chairman shall endeavour to fulfill his Board leadership responsibilities in a manner that will ensure that our Board is able to function independently of management. The Chairman shall consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings can take place without management being present. The Chairman shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of our company in appropriate circumstances.

(vii) With respect to meetings of directors or shareholders, it is the duty of the Chairman to enforce the Rules of Order. These duties include:

(A) ensuring that the meeting is duly constituted;
(B) ensure the meeting provides for reasonable accommodation;
(C) confirming the admissibility of all persons at the meeting;
(D) preserving order and the control of the meeting;
(E) in respect of shareholders' meetings, appointing scrutineers if requested and instruct them in their duties;
(F) rule on the validity of proxies; and
(G) to ascertain the sense of the meeting by a vote on all questions properly brought before the meeting.

(viii) The Chairman shall also liaise with management and the Corporate Secretary of our company to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all Board and shareholder meetings.

(ix) The Chairman shall be the primary contact for stakeholders who wish to contact independent directors.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of our directors for board meetings and committee meetings held since April 1, 2005 is as follows:

Name of Director	Attendance Record
Robert H. Stan	12/12 Board Meetings

Name of Director	Attendance Record
Robert G. Brawn	12/12 Board Meetings 6/6 Audit Committee Meetings 1/1 Compensation Committee Meetings 1/1 Compensation, Nominating and Corporate Governance Committee Meetings
Barry T. Davies	11/12 Board Meetings
Donald J. Douglas	11/12 Board Meetings 6/6 Audit Committee Meetings 1/1 Compensation Committee Meetings 1/1 Compensation, Nominating and Corporate Governance Committee Meetings
Donald R. Seaman	11/12 Board Meetings 6/6 Audit Committee Meetings 1/1 Compensation Committee Meetings 1/1 Compensation, Nominating and Corporate Governance Committee Meetings

Note:

(1) On May 26, 2006, our Board combined the Compensation Committee and the Corporate Governance Committee into a single Compensation, Nominating and Corporate Governance Committee.

2. **Board Mandate**

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of our Board is attached as Schedule "B" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

Our Board has developed written position descriptions for the Chairman of our Board as well as the Chairman of each of our committees, being the Audit Committee and the Compensation, Nominating and Corporate Governance Committee.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

Our Board, with input from the Chief Executive Officer of our company, has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

Upon joining our Board, management will provide a new director with access to all of the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of each of our Board and our committees, and relevant position descriptions. In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual budgeting process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on SEDAR at www.sedar.com or on our website at www.gccoal.com.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each of the senior officers of our company to affirm in writing on a quarterly basis their agreement to abide by the Code of Business Conduct and Ethics, as to their ethical conduct and in respect of any conflicts of interest. To the extent that our management is unable to make a determination as to whether a breach of the Code has taken place, our Board will review any alleged breach of the Code to determine whether a breach has occurred. Any waiver of the Code for executive officers or directors will be made only by our Board or a committee of our Board. In addition, our Compensation, Nominating and Corporate Governance Committee has as part of its mandate the responsibility for reviewing management's monitoring of our company's compliance with the Code of Business Conduct and Ethics.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the fiscal year ended March 31, 2006, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's Code of Business Conduct and Ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. Our Code of Business Conduct and Ethics provides that activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by our Board; provided that the foregoing shall not apply to our directors who act as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of our Board of the holding of such directorships. Our Code of Business Conduct and Ethics provides that any potential conflicts of interest must be reported immediately to senior management, our Board or the Chairman of our Board, as appropriate.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

Our Audit Committee has adopted a "Whistleblower Program" which provides our employees, management, officers, directors, contractors, consultants and our committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal auditing controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud. Our Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Our Board has delegated responsibility to the Compensation, Nominating and Corporate Governance Committee to recommend to our Board suitable candidates as nominees for election or appointment as directors. Due to the small size of our Board, the committee canvasses all members of our Board for their input prior to making a recommendation to our Board. In identifying new candidates for Board nomination, our committee considers, among other things:

(i) the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

(ii) the competencies and skills that our Board considers each existing director to possess;

(iii) the competencies and skills each new nominee will bring to the boardroom; and

(iv) whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are Donald R. Seaman (Chairman), Robert G. Brawn and Donald J. Douglas, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for recommending suitable candidates as nominees for election or appointment as directors, and recommending the criteria governing the overall composition of our Board and governing the desirable individual characteristics for directors.

Pursuant to the mandate of the Compensation, Nominating and Corporate Governance Committee, the committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent. Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairman of the Compensation, Nominating and Corporate Governance Committee is Donald R. Seaman.

The Compensation, Nominating and Corporate Governance Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Compensation of Directors

In order to establish the compensation of our non-management directors for this fiscal year, the Compensation, Nominating and Corporate Governance Committee conducted a review of directors' compensation having regard to director compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

Compensation of Officers

See the disclosure under the heading "Report on Executive Compensation" for the process by which the compensation for our executive officers is determined.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are Donald R. Seaman (Chairman), Robert G. Brawn and Donald J. Douglas, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of our company in the context of the budget and business plan of our

company. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company. Without limiting the generality of the foregoing, the committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of our company and to recommend to our Board changes to improve our company's ability to recruit, retain and motivate officers;

(ii) to review and recommend to our Board the retainer and fees to be paid to members of our Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and to evaluate our Chief Executive Officer's performance in light of those corporate goals and objectives, and determine (or make recommendations to our Board with respect to) the Chief Executive Officer's compensation level based on such evaluation; and

(iv) to recommend to our Board with respect to non-Chief Executive Officer and director compensation including to review management's recommendation for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-Chief Executive Officer and director compensation and make recommendations in respect thereof to our Board;

(v) to administer the stock option plan approved by our Board in accordance with its terms including the recommendation to our Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of our Board bonuses to be paid to officers and employees of our company and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the committee for inclusion in annual disclosure required by applicable securities laws to be made by our company including the Compensation Committee Report required to be included in the information circular – proxy statement of our company and review other executive compensation disclosure before our company discloses such information.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

A compensation consultant or advisor has not, at any time since the beginning of the year ended March 31, 2006, been retained to assist in determining compensation for any of our company's directors and officers. We have obtained director and officer compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Our Board has created a Compensation, Nominating and Corporate Governance Committee which, as part of its mandate, has the responsibility for developing the approach of our company to matters concerning corporate governance and, from time to time, shall review and make recommendations to our Board as to such matters. Without limiting the generality of the foregoing, the Compensation, Nominating and Corporate Governance Committee has the following corporate governance duties:

(i) annually review the mandates of our Board and its committees and recommend to our Board such amendments to those mandates as the committee believes are necessary or desirable;

(ii) to consider and, if thought fit, approve requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) to prepare and recommend to our Board annually a statement of corporate governance practices to be included in the our company's annual report or information circular as required by all of the stock exchanges on which the shares of our company are listed and any other regulatory authority;

(iv) to make recommendations to our Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) to review on a periodic basis the composition of our Board and ensure that an appropriate number of independent directors sit on our Board, analyzing the needs of our Board and recommending nominees who meet such needs;

(vi) to assess, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board;

(vii) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board;

(viii) to develop and recommend to our Board for approval and periodically review structures and procedures designed to ensure that our Board can function effectively and independently of management;

(ix) make recommendations to our Board regarding appointments of corporate officers and senior management;

(x) review annually the committee's mandate and terms of reference;

(xi) to review and consider the engagement at the expense of our company of professional and other advisors by any individual director when so requested by any such director;

(xii) establish, review and update periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code; and

(xiii) review management's monitoring of our company's compliance with the code of business conduct and ethics.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate the Compensation, Nominating and Corporate Governance Committee, which was established on May 26, 2006, is responsible for assessing, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board. The committee has not yet commenced a process of formally assessing our Board, its committees or individual directors with respect to effectiveness and contribution. The committee anticipates commencing formal assessments of our Board and its committees this year. To date, our Board has satisfied itself that our Board, its committees and individual directors are performing effectively through informal discussions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of our last completed financial year or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement. Fred Davidson, the Corporate Secretary of our company, is a partner of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to our company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting other than the election of directors.

AUDIT COMMITTEE INFORMATION

See the disclosure under the heading "Audit Committee Information" in our initial annual information form for the fiscal year ended March 31, 2006 for information in respect of our audit committee as required by Multilateral Instrument 52-110.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal year ended March 31, 2006.

Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

Grande Cache Coal Corporation
Suite 1610, 800 – 5th Avenue S.W.
Calgary, Alberta T2P 3T6

Phone: (403) 543-7070
Fax: (403) 543-7092

SCHEDULE "A"

GRANDE CACHE COAL CORPORATION
NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Office of the Administrator
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Newfoundland Department of Government Services and Lands
The Toronto Stock Exchange

AND TO: COLLINS BARROW CALGARY LLP

AND TO: PRICEWATERHOUSECOOPERS LLP

Grande Cache Coal Corporation ("Grande Cache Coal") hereby gives notice pursuant to Part 4 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") as set forth below.

1. The Board of Directors of Grande Cache Coal commenced a tender process for the selection of an auditor. As a result of this process, Collins Barrow Calgary LLP has not been proposed for reappointment.

2. The Audit Committee of the Board of Directors has recommended that PricewaterhouseCoopers LLP, Calgary, Alberta be proposed as the auditor of Grande Cache Coal.

3. The directors of Grande Cache Coal have considered the recommendation of the Audit Committee and effective June 26, 2006 resolved to propose to the shareholders of Grande Cache Coal that PricewaterhouseCoopers LLP, Calgary, Alberta be appointed as Grande Cache Coal's auditor at the next annual meeting of shareholders of Grande Cache Coal.

4. There were no reservations in the auditor's reports on Grande Cache Coal's financial statements for Grande Cache Coal's fiscal years ended March 31, 2006 and March 31, 2005.

5. In the opinion of Grande Cache Coal, as at the date hereof, there have been no reportable events (as defined in NI 51-102).

Dated this 26th day of June, 2006.

GRANDE CACHE COAL CORPORATION

By: (Signed) Robert H. Stan
Name: Robert H. Stan
Title: President & Chief Executive Officer

[TO BE PUT ON LETTERHEAD OF COLLINS BARROW CALGARY LLP]

June •, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Securities Division of the Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Office of the Administrator
Nova Scotia Securities Commission
Newfoundland Department of Government Services and Lands
Registrar of Securities, Prince Edward Island
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Grande Cache Coal Corporation

We have read the Corporation's Notice of Change of Auditors dated June 26, 2006 (the "**Notice**"). We confirm that we are in agreement with the statements contained in the Notice as they relate to us.

Yours truly,

Chartered Accountants

[TO BE PUT ON LETTERHEAD OF PRICEWATERHOUSECOOPERS LLP]

June •, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Securities Division of the Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Office of the Administrator
Nova Scotia Securities Commission
Newfoundland Department of Government Services and Lands
Registrar of Securities, Prince Edward Island
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Grande Cache Coal Corporation

We have read the Corporation's Notice of Change of Auditors dated June 26, 2006 (the "**Notice**"). We confirm that we are in agreement with the statements contained in the Notice as they relate to us.

Yours truly,

Chartered Accountants

SCHEDULE "B"

GRANDE CACHE COAL CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Grande Cache Coal Corporation ("**Grande Cache Coal**" or the "**Corporation**") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Grande Cache Coal. In general terms, the Board will:

- in consultation with the Chief Executive Officer of the Corporation (the "**CEO**"), define the principal objectives of Grande Cache Coal;
- supervise the management of the business and affairs of Grande Cache Coal with the goal of achieving Grande Cache Coal's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists and that there are adequate management information systems.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.
- Approve annual operating and capital budgets.
- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.
- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.
- Approve a Business Conduct and Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.
- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.
- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings and review Board materials prior to meetings.
- Engage in the process of determining Board member qualifications with the Compensation, Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.
- Approve the nomination of directors.
- Provide a comprehensive orientation to each new director and provide continuing education as required.
- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.
- Develop a clear position description for the Chairman of the Board.
- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.
- Establish committees, approve their respective mandates and the limits of authority delegated to each committee and develop clear position descriptions for the Chair of each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

- Independent directors shall meet regularly without non-independent directors and management participation.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Having regard to the Disclosure, Confidentiality and Trading Policy, the Chairman of the Board will act as a liaison between stakeholders and independent directors of the Board.

File No. 82-34802

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

(unaudited)	June 30 2006	March 31 2006
Assets		
Current assets		
Cash and cash equivalents	$ **11,146**	$ 973
Restricted cash (note 2)	**6,438**	6,138
Accounts receivable	**1,067**	2,836
Inventory (note 3)	**40,858**	26,509
Prepaid expenses	**901**	1,490
	60,410	37,946
Deposit for future reclamation expenditures	**82**	82
Mineral properties and development	**20,923**	21,074
Buildings and equipment	**32,058**	31,646
	$ **113,473**	$ 90,748
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ **11,603**	$ 15,653
Revolving debt (note 5)	**10,830**	11,500
	22,433	27,153
Long term debt (note 5)	**10,000**	10,000
Asset retirement obligations (note 6)	**3,530**	3,470
	35,963	40,623
Shareholders' Equity		
Share capital (note 7)	**126,979**	101,715
Contributed surplus	**2,027**	1,621
Deficit	**(51,496)**	(53,211)
	77,510	50,125
	$ **113,473**	$ 90,748

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Income (Loss) and Deficit
(thousands of Canadian dollars, except per share amounts)

(unaudited)	Three months ended June 30 2006	Three months ended June 30 2005
Revenue		
Sales	$ **28,996**	$ 9,401
Interest and other	**129**	256
	29,125	9,657
Expenses		
Cost of product sold	**15,867**	17,082
Distribution	**7,536**	2,903
General and administrative	**2,000**	1,338
Interest and other	**357**	-
Depreciation, depletion and accretion	**1,436**	430
	27,196	21,753
	1,929	(12,096)
Taxes	**(214)**	(65)
Net income (loss)	**1,715**	(12,161)
Deficit, beginning of period	**(53,211)**	(21,093)
Deficit, end of period	$ **(51,496)**	$ (33,254)
Net income (loss) per share (note 8)		
Basic and diluted	$ **0.03**	$ (0.30)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

(unaudited)	Three months ended June 30 2006	Three months ended June 30 2005
Cash provided by (used for)		
Operating activities		
Net income (loss)	$ **1,715**	$ (12,161)
Items not affecting cash		
Stock-based compensation (note 9)	**406**	318
Unrealized foreign exchange loss (gain)	**(64)**	204
Depreciation, depletion and accretion	**1,436**	430
	3,493	(11,209)
Net change in non-cash working capital relating to operating activities	**(16,271)**	(7,658)
	(12,778)	(18,867)
Financing activities		
Repayment of revolving and term debt (note 5)	**(670)**	-
Proceeds on issuance of share capital (note 7)	**27,000**	1,260
Repayment of notes payable (note 4)	**-**	(2,329)
Share issuance costs (note 7)	**(1,736)**	-
	24,594	(1,069)
Investing activities		
Additions to mineral properties and development	**(690)**	(1,245)
Additions to buildings and equipment	**(843)**	(5,688)
Restricted cash (note 2)	**(300)**	933
Net change in non-cash working capital relating to investing activities	**126**	(912)
	(1,707)	(6,912)
Effect of foreign exchange on cash and cash equivalents	**64**	(71)
Increase (decrease) in cash and cash equivalents	**10,173**	(26,919)
Cash and cash equivalents, beginning of period	**973**	35,455
Cash and cash equivalents, end of period	$ **11,146**	$ 8,536

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2006.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual financial statements for the year ended March 31, 2006.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,438 have been provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 provided in the first quarter of this year.

3. Inventory

	June 30 2006	March 31 2006
Coal inventory	$ 38,688	$ 25,041
Materials inventory	2,170	1,468
Total	$ 40,858	$ 26,509

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

5. Revolving and term debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facilities are secured by a general security agreement and have a maturity date of April 8, 2007, subject to a one year extension option.

The credit facilities are being used to finance the Corporation's working capital and also allowed for the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006. The loan was secured by coal inventory at port, was interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The net repayment on the revolving facility during the first quarter was $670, bringing the balance at June 30, 2006, to $10,830.

6. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,530 as at June 30, 2006, based on a total future liability of $7,123. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Three months ended June 30 2006
Balance – March 31, 2006	$	3,470
Increase in liability		-
Accretion expense		60
Balance – June 30, 2006	$	3,530

7. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2006	40,769	$	108,763
Shares issued on bought deal equity financing	10,000		27,000
Balance – June 30, 2006	50,769		135,763
Less: Share issuance costs			8,784
		$	126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

Share issuance costs related to the bought deal equity financing were $1,763 in the first quarter of 2007.

8. Net Income (Loss) per Share

The following table reconciles the denominators for basic and diluted net income (loss) per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options and warrants as they were not in-the-money during the quarter, and the effect of all option and warrant exercises would be anti-dilutive to the loss per share in the prior year.

		Three months ended June 30 2006		Three months ended June 30 2005
Weighted average shares outstanding – basic and diluted		50,219		40,432
Net income (loss)	$	1,715	$	(12,161)
Net income (loss) per share:				
Basic and diluted	$	0.03	$	(0.30)

9. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the quarter was $406 compared to $318 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan.

On April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $2.44 per share. The options have a five year term and are subject to an 18 month vesting period.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 86%, risk-free interest rates of 3% to 4% and expected lives of five years.

Details of the share options outstanding are as follows:

	Common Shares		
(thousands of shares)	Number		Weighted Average Exercise Price
Outstanding – March 31, 2006	1,554	$	2.73
Granted	900		2.44
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2006	2,454	$	2.62

Details of the share options exercisable at June 30, 2006 are as follows:

	Common Shares		
(thousands of shares)	**Number**		**Weighted Average Exercise Price**
	700	$	1.00
	162		3.70
	105		11.56
	23		9.08
	990	$	2.75

Of the share options outstanding, 1,259 thousand options expire in 2009, 295 thousand options expire in 2010, and 900 thousand options expire in 2011.

10. Commitments

The Corporation has made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. To June 30, 2006, U.S.$4.7 million in progress payments have been paid.

File No. 82-34802

GRANDE CACHE COAL CORPORATION
NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Office of the Administrator
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Newfoundland Department of Government Services and Lands
The Toronto Stock Exchange

AND TO: COLLINS BARROW CALGARY LLP

AND TO: PRICEWATERHOUSECOOPERS LLP

Grande Cache Coal Corporation ("Grande Cache Coal") hereby gives notice pursuant to Part 4 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") as set forth below.

1. The Board of Directors of Grande Cache Coal commenced a tender process for the selection of an auditor. As a result of this process, Collins Barrow Calgary LLP has not been proposed for reappointment.

2. The Audit Committee of the Board of Directors has recommended that PricewaterhouseCoopers LLP, Calgary, Alberta be proposed as the auditor of Grande Cache Coal.

3. The directors of Grande Cache Coal have considered the recommendation of the Audit Committee and effective June 26, 2006 resolved to propose to the shareholders of Grande Cache Coal that PricewaterhouseCoopers LLP, Calgary, Alberta be appointed as Grande Cache Coal's auditor at the next annual meeting of shareholders of Grande Cache Coal.

4. There were no reservations in the auditor's reports on Grande Cache Coal's financial statements for Grande Cache Coal's fiscal years ended March 31, 2006 and March 31, 2005.

5. In the opinion of Grande Cache Coal, as at the date hereof, there have been no reportable events (as defined in NI 51-102).

Dated this 26th day of June, 2006.

GRANDE CACHE COAL CORPORATION

By: (Signed) Robert H. Stan
Name: Robert H. Stan
Title: President & Chief Executive Officer

File No. 82-34802

Collins Barrow

Chartered Accountants & Consultants

Collins Barrow Calgary LLP
1400 First Alberta Place
777 - 8th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R5

T. 403.298.1500
F. 403.298.5814
email: calgary@collinsbarrow.com

June 26, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Securities Division of the Saskatchewan
Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Office of the Administrator
Nova Scotia Securities Commission
Newfoundland Department of Government
Services and Lands
Registrar of Securities, Prince Edward Island
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Grande Cache Coal Corporation

We have read the Corporation's Notice of Change of Auditors dated June 26, 2006 (the "Notice"). We confirm that we are in agreement with the statements contained in the Notice as they relate to us.

Yours very truly,

Collins Barrow Calgary LLP

CHARTERED ACCOUNTANTS

F:\6069\Letters\Notice of Change of Auditors.doc

File No. 82-34802

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

June 26, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Office of the Administrator
Nova Scotia Securities Commission
Newfoundland Department of Government Services and Lands
Prince Edward Island Registrar of Securities
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Grande Cache Coal Corporation

We have read the Corporation's Notice of Change of Auditors dated June 26, 2006 (the "**Notice**"). We confirm that we are in agreement with the statements contained in the Notice as they relate to us.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants

File No. 82-34802

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Grande Cache Coal Corporation (the "Corporation")
   Suite 1610, 800 – 5th Avenue S.W.
   Calgary, Alberta T2P 3T6

2. **Date of Material Change:**

   April 5, 2006.

3. **News Release:**

   A press release disclosing the details discussed in this Material Change Report was issued by the Corporation on April 5, 2006 and disseminated through the facilities of a recognized newswire service.

4. **Summary of Material Change:**

   On April 5, 2005, the Corporation closed its previously announced offering of 10,000,000 units (the "**Units**") of the Corporation at an issue price of $2.70 per Unit for gross proceeds of $27 million, which includes the full exercise by the underwriters of their option to purchase an additional 2,500,000 Units. Each Unit consisted of one common share ("**Common Share**") and one-half of one common share purchase warrant of the Corporation, each whole warrant ("**Warrant**") entitling the holder thereof to acquire one Common Share at a price of $3.40 per share until April 5, 2007.

5. **Full Description of Material Change:**

   On April 5, 2005, the Corporation closed its previously announced offering of 10,000,000 Units at an issue price of $2.70 per Unit for gross proceeds of $27 million, which includes the full exercise by the underwriters of their option to purchase an additional 2,500,000 Units. Each Unit consisted of one Common Share and one-half of one Warrant, each whole Warrant entitling the holder thereof to acquire one Common Share at a price of $3.40 per share until April 5, 2007. The Warrants are posted for trading on the Toronto Stock Exchange under the symbol "GCE.WT". The net proceeds of the offering will be used by the Corporation to fund its ongoing exploration and development activities, capital projects and for general working capital purposes.

   The offering was underwritten by a syndicate led by Salman Partners Inc. and including BMO Nesbitt Burns Inc. As part of the consideration for their services, the underwriters were issued warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of the Corporation who is knowledgeable of the material change and this report is:

Anita L. Roncin, Vice-President, Finance and Chief Financial Officer
Telephone: (403) 543-7070
Facsimile: (403) 543-7092

9. Date of Report:

This report is dated April 5, 2006.

cc: Toronto Stock Exchange

File No. 82-34802

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of June 22, 2006.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements, which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: liabilities inherent in coal mine development and production; geological, mining and processing technical problems; the Corporation's inability to obtain required mine licenses, mine permits and regulatory approvals required in connection with mining and coal processing operations; dependence on third party coal transportation systems; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in commodity prices and exchange rates; changes in steel-making methods and other technological changes; the strength of various economies; difficulties inherent with selling in foreign countries; changes in the regulations in respect to the use of metallurgical coal; the effects of competition and pricing pressures in the metallurgical coal market; the oversupply of, or lack of demand for, metallurgical coal; currency and interest rate fluctuations; various events which could disrupt operations and/or the transportation of coal products, including labour stoppages and severe weather conditions; the demand for and availability of rail, port and other transportation services; and management's ability to anticipate and manage the foregoing factors and risks. Many of these risks and uncertainties are described in Grande Cache Coal's Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	March 31 2006	March 31 2005	March 31 2004
Balance Sheet			
Total assets	90.7	100.2	5.6
Long-term liabilities	13.5	2.3	0.1
Shareholders' equity	50.1	79.9	5.0

(millions of dollars, except per share amounts)	2006	2005	2004
Income Statement			
Revenue	90.7	17.6	-
Cost of sales	112.3	30.5	-
Net loss	(32.1)	(18.9)	(1.2)
Basic and diluted net loss per share	(0.79)	(0.56)	(0.23)

(millions, except per tonne amounts)	2006	2005	2004
Statistics			
Clean coal production	1.0	0.4	-
Coal sales	0.9	0.3	-
Average sales price (CAN$/tonne)	100	63	-
Average cost of sales (CAN$/tonne)	124	115	-
Average cost of production (CAN$/tonne)	98	91	-

Grande Cache Coal commenced coal production and sales in 2005. As the Corporation was in the development stage in prior periods, there are no comparative figures for results of operations.

Results of Operations

Revenue

The Corporation earned revenue of $90.1 million on 0.9 million tonnes of coal sales in 2006 compared with revenue of $16.8 million on 0.3 million tonnes of coal sales in 2005. The Corporation commenced metallurgical coal sales in the third quarter of fiscal 2005.

The 2006 average realized sales price of $100 per tonne includes 2006 contracted metallurgical coal sales, trial cargos, carryover coal sales tonnage and some thermal coal sales. Thermal coal sales were 10% of total sales volume in the year. The average realized sales price was $63 per tonne in 2005, with thermal coal sales being 25% of total sales volume.

The average sales price achieved on U.S. dollar denominated metallurgical coal sales was U.S.$91 per tonne in 2006 and U.S.$61 per tonne in 2005. As the majority of the Corporation's revenue is earned in U.S. dollars, changes in the exchange rate, particularly recent strengthening of the Canadian dollar, significantly impacts the Corporation's results.

Interest and other revenue was $0.6 million in 2006 compared to $0.8 million in the prior year.

Cost of sales

The average cost of clean coal produced at Grande Cache Coal's mining operations in 2006 was $98 per tonne. The cost of coal produced declined steadily over the year to $86 per tonne in the fourth quarter. In fiscal 2005, as the Corporation transitioned from the development phase to the production phase, the average cost of coal produced was $91 per tonne.

In the fourth quarter of 2006, the Corporation achieved its highest level of clean coal production since operations began in autumn 2004. The increased production levels and ongoing cost improvement measures had a positive impact on cost of production per clean tonne.

Increases in raw coal mined from both the surface mine and the underground mine were achieved over the course of the year. Depillaring operations in the underground mine began during the fourth quarter and resulted in substantial productivity increases and cost reductions. A declining strip ratio in the surface mine also led to cost improvements. The raw coal strip ratio was 9:1 in the fourth quarter and an average of 10:1 for the year. The strip ratio is the number of bank cubic meters of waste material moved per tonne of raw coal mined. As the Corporation does not capitalize stripping activities, mining costs are correlated to the rise and fall of strip ratios in the surface mine. As the strip ratio falls over the remaining life of the 12S B2 mine, production costs per tonne of coal are also expected to fall.

The Corporation remains focused on improving its cost structure, however high fuel costs as well as limited availability of both labour and equipment contributed to the cost levels experienced by the Corporation. The record high costs of diesel fuel and natural gas experienced during the year were beyond the Corporation's control, but steps to reduce reliance on natural gas remain under investigation. The competitive atmosphere across the Canadian resource industry for the services of skilled trades, consultants, contractors and equipment and service providers has also continued to contribute to the high costs experienced by the Corporation.

Total cost of sales for the year was $112.3 million or $124 per tonne compared to $30.5 million or $115 per tonne in the prior year. The cost of sales consisted of cost of product sold of $91.4 million ($101 per tonne) and distribution costs of $20.9 million ($23 per tonne). The cost of product sold in 2005 was $26.2million ($99 per tonne) and distribution costs were $4.2 million ($16 per tonne) when the Corporation was entering production with a strip ratio of 7:1 in the surface mine and selling significant quantities of thermal coal which carry lower distribution costs.

Other Expenses

The Corporation incurred general and administrative expenses of $5.3 million during 2006 compared to $4.9 million for the prior year.

General and administrative expenses included non-cash charges of $0.8 million for stock-based compensation, compared to $1.0 million last year. Also included in general and administrative expenses was a foreign exchange loss of $0.2 million compared to $0.1 million in the prior year.

Depreciation, depletion and accretion charges were $3.7 million in 2006 compared to $0.9 million in 2005, resulting from a full year of operations and increased production levels.

Liquidity and Capital Resources

Grande Cache Coal had cash and cash equivalents of $1.0 million at March 31, 2006, a decrease of $34.5 million from the March 31, 2006 balance of $35.5 million.

Cash used in operating activities during the year was $38.7 million compared to a cash use of $20.6 million during the prior year. Cash used in operating activities was driven by the Corporation's 2006 net loss of $32.1 million compared to $18.9 million in 2005. As well, the net change in non-cash working capital increased to a cash use of $11.3 million in 2006 from $3.3 million in 2005 due primarily to increased inventory levels.

Financing activities generated cash of $19.3 million in 2006 compared to $97.1 million in 2005. The current year included cash proceeds from revolving and term debt of $21.5 million, proceeds on the issuance of share capital of $1.5 million and repayments of notes payable totaling $3.8 million.

During fiscal 2006, the Corporation entered into a $25 million secured credit facility consisting of a $10 million term facility and a $15 million revolving facility. The facilities are secured by a general security agreement and have a maturity date of April 8, 2007, subject to a one year extension option. Interest is payable monthly at a rate of prime plus 2% per annum. The credit facilities financed the retirement of a $5 million short-term loan the Corporation received from a related party in October 2005 and are being used to finance the Corporation's working capital.

Cash provided by financing activities totaled $97.1 million in 2005 due to the issuance of share capital for net proceeds of $93.1 million and net notes payable of $4.1 million.

Investing activities accounted for cash use of $14.9 million this year, compared to $41.3 million in the prior year. Investing activities included capital asset additions of $16.8 million in 2006, compared to $33.1 million in 2005. In addition, the Corporation set aside $9.9 million to secure letters of credit in 2005 and a net of $3.5 million was released in 2006.

The Corporation believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service is available. At March 31, 2006, the Corporation had $25.0 million in coal inventory, compared to $10.5 million in the prior year.

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing will be used to finance the Corporation's capital expenditures and provide additional working capital.

The Corporation did not have any off-balance sheet financing structures in place at March 31, 2006. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.5 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.4 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. This arrangement is currently under review. To March 31, 2006, U.S.$4.7 million in progress payments have been paid.

In order to ensure the continued availability of, and access to, facilities and services to meet operational requirements, the Corporation has entered into multi-year agreements for the lease of coal properties, light vehicles and office space and for the provision of rail transportation. The Corporation is also party to a secured credit facility. Under contracts existing at March 31, 2006, future minimum amounts payable under these agreements are:

(millions of dollars)	**Payments Due by Period**				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long term debt	10.0	-	10.0	-	-
Operating Leases	2.0	0.3	0.8	0.4	0.5
Purchase Obligations	1.1	1.1	-	-	-
Total Contractual Obligations	13.1	1.4	10.8	0.4	0.5

Summary of Quarterly Results

(millions, except per unit amounts)	Q1	Q2	Q3	Q4	2006
Clean coal production	0.2	0.3	0.2	0.3	1.0
Coal sales	0.1	0.4	0.2	0.2	0.9
Average sales price ($/tonne)	81	90	106	122	100
Average cost of sales ($/tonne)	172	109	130	121	124
Average cost of production($/tonne)	110	104	99	86	98
Revenue (dollars)	9.7	34.6	19.3	27.1	90.7
Net loss (dollars)	(12.2)	(10.5)	(6.9)	(2.6)	(32.1)
Basic and diluted net loss per share	(0.30)	(0.26)	(0.17)	(0.06)	(0.79)

(millions, except per unit amounts)	Q1	Q2	Q3	Q4	2005
Clean coal production	-	-	0.2	0.2	0.4
Coal sales	-	-	0.1	0.2	0.3
Average sales price ($/tonne)	-	-	59	65	63
Average cost of sales ($/tonne)	-	-	121	111	115
Average cost of production($/tonne)	-	-	87	94	91
Revenue (dollars)	0.1	0.3	5.1	12.1	17.6
Net loss (dollars)	(0.5)	(2.2)	(6.0)	(10.2)	(18.9)
Basic and diluted net loss per share	(0.02)	(0.06)	(0.16)	(0.27)	(0.56)

The Corporation began coal production and sales during the third quarter of 2005. The productive capacity of the operations has increased steadily and the Corporation is now capable of producing approximately two million tonnes of clean coal per year. However, the Corporation has and will continue to manage production to approximate scheduled sales volumes over the course of the year.

The average sales price achieved by the Corporation increased each quarter to date, while cost of production declined during 2006.

Outlook

Operations

The Corporation relies on the railway to transport coal inventory to the ports. Rail service problems and delays during the last portion of the fourth quarter and the first several weeks of the first quarter of fiscal 2007 restricted the Corporation's sales. Grande Cache Coal requires improvement in rail service to meet customer shipments and has been in continual contact with the railway in attempts to secure adequate service levels.

During April 2006, the Corporation temporarily suspended clean coal production in the processing plant to undertake several capital improvement projects that are expected to increase its future operating efficiency. Grande Cache Coal held adequate clean coal inventory to meet shipment schedules through the month of April and normal operations resumed in the month of May. Both the underground and surface mines maintained normal production levels throughout April. It is anticipated that an annual maintenance and vacation shutdown will be taken during the Corporation's second quarter.

Production levels in fiscal 2007 will be managed to scheduled sales volumes. As the Corporation is continuing efforts to finalize contracts with new customers, total sales volumes have not been finalized. It is anticipated that production and sales in 2007 will be in the range of 1.0 to 1.4 million tonnes.

A significant portion of the Corporation's costs are fixed, so increases in production generated by increased sales volumes would result in unit cost reductions.

Metallurgical Coal Markets

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Negotiations of sales contracts and trial shipments with new customers are ongoing.

Contract negotiations for the upcoming coal year are ongoing. The Corporation will provide further information on coal sales for fiscal 2007 once substantially all contracts are settled and prices are established. The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

The Corporation anticipates spending approximately $10 million on capital additions and a drilling program in fiscal 2007. Options available for financing capital expenditures expected to result in improvements to the Corporation's cost structure include debt financing, capital or operating lease arrangements or equipment manufacturer's financing.

Other Information

The Corporation has not entered into any off-balance sheet arrangements or other financial instruments at this time. Export trade credit insurance may be used in the future to provide security for non-payment on certain coal sale transactions.

As at June 22, 2006, there were 50,768,688 common shares issued and outstanding and the following share options were outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	700,000	$1.00	March 21, 2009
	162,500	137,500	$3.70	July 21, 2009
	37,500	25,000	$3.70	August 8, 2009
	135,000	105,000	$11.56	March 15, 2010
	35,000	10,000	$9.08	June 9, 2010
	125,000	-	$4.50	October 18, 2010
	900,000	-	$2.44	April 11, 2011
Total	2,453,334	977,500		

There are also 5,500,000 warrants outstanding, exercisable at a price of $3.40 per share on or before April 5, 2007.

Subsequent Events

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

On April 7, 2006, the Corporation provided a cash secured letter of credit of $300 to a service provider.

On April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $2.44 per share. The options have a five year term and are subject to an 18 month vesting period.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form, is available on the Corporation's SEDAR company profile at www.sedar.com.

Critical Accounting Estimates

The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and in preparing these statements management must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The estimates and assumptions are believed to be reasonable under the circumstances and are based on historical experience and current conditions. The use of other assumptions could result in different estimates and actual results may vary from results based on these estimates. As events occur and additional information is obtained, these estimates may be subject to change. Estimates are deemed critical when the Corporation's financial condition or results of operations could be materially impacted by a change in estimate. The Corporation's significant accounting policies are discussed in note 2 of the consolidated financial statements. The following is a discussion of the critical accounting estimates used to determine the financial results of the Corporation.

Capital Assets, Depletion and Impairment

Mineral properties and development assets include expenditures to acquire and develop mineral properties and reserves, as well as development costs incurred to develop new reserves in advance of commercial production. Depletion on producing properties is based on a unit of production based on proven and probable reserves of the respective coal leases.

The determination of coal reserves requires a number of assumptions and estimates, including geological sampling and modeling as well as estimates of future coal prices and future production costs. Estimates of the reserves may change based on additional information obtained subsequent to the assessment date. This may include data obtained from exploration drilling, significant changes in the price of coal and changes in estimates of the cost of production. Reserve estimates can have a significant impact on income, as they are a key component in the calculation of depletion. A change in the estimate of reserves could result in a change in the rate of depletion or in impairment of the assets.

The Corporation reviews the recoverability of the assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The test for impairment involves a significant number of estimates including future coal prices, future cost of production, reserve amounts, interest rates and future cost of capital. A change in these estimates could result in an impairment of the related assets resulting in a write down.

Asset Retirement Obligations

The Corporation has adopted the standard for asset retirement obligations required by CICA Handbook Section 3110. The standard requires recognition of an asset and a liability for asset retirement obligations determined by estimating the fair value of the obligation at the balance sheet date. The total asset retirement obligation, calculated using estimates of the timing and amount of third party cash flows required for restoration, is discounted to its present value using the Corporation's credit adjusted risk-free rate and the corresponding amount is recognized by increasing the carrying amount of mineral properties. The carrying amount is depleted on units of production based on the proven and probable reserves of the coal leases. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to accretion expense in the period. Any change in the timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability, which then impacts depletion and accretion charges.

Stock-based Compensation

The Corporation uses the fair-value method of accounting for stock-based compensation related to share options for all awards granted, modified or settled. Under this method, compensation cost attributable to all share options granted is measured at fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. The Corporation has not incorporated an estimated forfeiture rate of share options that will not vest, rather, the Corporation accounts for actual forfeitures as they occur. In determining the fair value, the Corporation

makes estimates for expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair-value of the stock-based compensation to be less than or greater than the amount recorded.

Initial Adoption and Changes in Accounting Policies

All accounting policies adopted by the Corporation are in accordance with Canadian generally accepted accounting principles. There were no changes in accounting policies during the year.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Corporation's management as appropriate to allow timely decisions regarding required disclosure. The Corporation's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Corporation's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities. It should be noted that while the Corporation's Chief Executive Officer and Chief Financial Officer believe that the Corporation's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISK FACTORS

An investment in the Corporation's securities involves numerous risks and uncertainties, particularly due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and mining of, coal reserves. An investment in the Corporation's securities involves a high degree of risk that should only be made by persons who can afford the total loss of their investment. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this management's discussion and analysis, the annual consolidated financial statements and other public disclosures of the Corporation before making an investment decision.

Market Risks

Competition

The coal mining industry is competitive in all its phases. Grande Cache Coal competes with numerous other participants in the search for, and the acquisition of, coal properties and in the marketing of coal. Grande Cache Coal's competitors include coal mining companies that have substantially greater financial resources, staff and facilities than those of Grande Cache Coal. Grande Cache Coal's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects. Competitive factors in the distribution and marketing of coal include price and methods and reliability of delivery.

Coal Price and Volume Volatility

Grande Cache Coal's financial condition will be directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond the control of Grande Cache Coal including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions. In the past, there have been periods of oversupply of metallurgical coal in the market, which have resulted in price decreases. An oversupply of metallurgical coal in world markets or a general downturn in the economies of any of Grande Cache Coal's significant markets would have a material adverse effect on the financial condition of the Corporation. Grande Cache Coal's dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions which is beyond the control of the Corporation. The combined effects of any or all of these factors on coal price or volume are impossible for Grande Cache Coal to predict. If realized coal prices fall below the full cost of production of any of Grande Cache Coal's operations and remain at such level for any sustained period, Grande

Cache Coal will experience losses and may decide to discontinue that operation forcing Grande Cache Coal to incur closure and/or care and maintenance costs, as the case may be.

Dependence Upon the Steel Industry

Substantially all of the metallurgical coal that Grande Cache Coal produces is sold to steel producers. The steel industry's demand for metallurgical coal is affected by a number of factors including the cyclical nature of that industry's business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for metallurgical coal, which would have a material adverse effect upon Grande Cache Coal. Similarly, if less expensive ingredients could be used in substitution for metallurgical coal in the integrated steel mill process, the demand for metallurgical coal would materially decrease, which would also materially and adversely affect the Corporation.

Operational Risks

Exploration, Development and Production

Coal mining operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Grande Cache Coal depends on its ability to find, acquire, develop and commercially produce coal. A future increase in Grande Cache Coal's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Grande Cache Coal will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Grande Cache Coal may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that commercial quantities of coal will be discovered or acquired by Grande Cache Coal.

Establishment of a coal reserve and development of a coal mine does not assure a profit on the investment or recovery of costs. In addition, mining hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Coal exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as environmental hazards and industrial accidents, each of which could result in substantial damage to mines, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Grande Cache Coal is not fully insured against all of these risks, nor are all such risks insurable. Although Grande Cache Coal maintains liability insurance in an amount that it considers consistent with industry practice for a company in the exploration and development stage, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Coal mining operations are also subject to all the risks typically associated with such operations, including encountering unexpected mining conditions, pit wall slides and pit flooding. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Stage of Development

Grande Cache Coal does not have a significant operating history. Grande Cache Coal is not currently operating profitably and Grande Cache Coal has never earned a profit. As a result, there can be no assurance that Grande Cache Coal will be able to develop and operate its properties, or any one of them, profitably, or that its activities will generate positive cash flow. As a result of Grande Cache Coal's lack of operating history, it faces many of the risks inherent in starting a new business.

Coal exploration and mining involves a high degree of risk. The amounts attributed to Grande Cache Coal's interest in its properties reflected in its financial statements represent acquisition and exploration and development expenses and should not be taken to represent realizable value. Hazards such as unusual or unexpected mining conditions are involved.

Fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines. Unknowns with respect to market demand, coal pricing and mining conditions are involved. Existing and future environmental laws may cause additional expenses and delays in Grande Cache Coal's activities, and they may render Grande Cache Coal's properties uneconomic. Grande Cache Coal has limited liability insurance, and Grande Cache Coal may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on Grande Cache Coal's financial position.

Coal Transportation

The majority of coal that is produced by Grande Cache Coal is exported outside of North America. Grande Cache Coal's mines are located more than 1,000 kilometres from seaports and are all serviced by a single rail system. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation and other costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. All of the metallurgical coal production from Grande Cache Coal is transported to port facilities by Savage Alberta Railway Inc. and Canadian National Railway Company ("CN") and loaded on to vessels in either Vancouver at Westshore Terminals or Thunder Bay at Thunder Bay Terminals. Contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels, weather problems or other factors that prevent Savage Alberta Railway Inc., CN, Westshore Terminals Ltd. or Thunder Bay Terminals Ltd. from providing their services could seriously impact Grande Cache Coal's financial condition. In addition, significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production above realized coal prices. To the extent such increases are sustained, Grande Cache Coal could experience losses and may decide to discontinue production, forcing Grande Cache Coal to incur closure and/or care and maintenance costs, as the case may be.

Shortage of Mining Equipment and Operating Supplies

The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. As a result, future operations could be adversely affected if Grande Cache Coal encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Grande Cache Coal is unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected.

Foreign Currency Exchange Rates

Grande Cache Coal's operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since the vast majority of Grande Cache Coal's operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce Grande Cache Coal's realized Canadian dollar-selling price thereby reducing the profitability of Grande Cache Coal and such reduction could be material. In addition, the relative exchange rate fluctuation between the Canadian dollar and the currencies of Grande Cache Coal's international competitors will impact the ability of Grande Cache Coal's products to compete in foreign markets.

Dependence on Major Customers

The metallurgical coal industry is characterized by a relatively small number of customers worldwide. A loss of, or a significant reduction in, purchases by any of the Corporation's largest customers could adversely affect the Corporation's revenue.

Title to Assets

The Corporation's properties may be subject to native land claims or government regulations. Although title reviews may be conducted prior to the purchase of coal properties, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Corporation's claim which could result in a reduction or extinguishment of the revenue received by the Corporation.

Reserve Estimates

While the estimates of Grande Cache Coal's reserves have been prepared in accordance with industry standards and applicable law based on information which the Corporation believes to be reliable, there are numerous uncertainties

inherent in the estimation of mineral reserves. For example, the estimation of reserves in accordance with applicable standards involves a determination of economic recovery of minerals, which in turn requires the Corporation to make assumptions regarding the future price of the Corporation's products and the cost of recovery, as well as other factors that are beyond Grande Cache Coal's control. Market price fluctuations for coal as well as increased production costs or reduced recovery rates, may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves. Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different coal qualities, may adversely affect the Corporation's future results of operations and financial condition.

For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of Grande Cache Coal's reserves, may vary materially from estimates. The estimates of reserves therefore may not accurately reflect Grande Cache Coal's actual reserves and may need to be restated in the future.

The Corporation's profitability will depend substantially on its ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. The Corporation will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of the Corporation.

Grande Cache Coal has extensive coal properties that are undeveloped. Authorization from federal or provincial governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Grande Cache Coal will be able to obtain the necessary authorizations to develop resource properties in the future and this may adversely affect the Corporation's future results of operations and financial condition.

Mining Risks and Insurance

Grande Cache Coal's exploration, development and mining operations are subject to conditions beyond the Corporation's control which can affect the cost of exploration, development and mining at particular sites for varying lengths of time. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. In this regard, the Corporation maintains insurance against risks that are typical in the mining industry. In addition, Grande Cache Coal has insured its physical assets and purchased liability insurance at levels it believes to be reasonable. However, there is no guarantee that such insurance coverage will be adequate in all cases. The payment of uninsured liabilities would reduce the funds available to Grande Cache Coal. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not available at reasonable economic rates to the Corporation or to other companies within the industry. To the extent that the Corporation is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to Grande Cache Coal. Should the Corporation be unable to fully fund the cost of remedying an environmental problem, the Corporation may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Litigation

Legal proceedings may arise from time to time in the course of Grande Cache Coal's business. There have been a number of cases where the rights and privileges of mining and exploration companies have been the subject of litigation. Such litigation may be brought against Grande Cache Coal in the future from time to time or Grande Cache Coal may be subject to another form of litigation.

Dividends

To date, the Corporation has not paid any dividends on the outstanding common shares. Any decision to pay dividends on the common shares will be made by the Board of Directors on the basis of the Corporation's earnings, financial requirements and other conditions existing at such future time.

Personnel

None of Grande Cache Coal's personnel are currently unionized, however, some or all of such personnel may become unionized. In addition, the contract miner at the No. 12S B2 mine and the rail carriers and port facilities on which the Corporation is dependent to deliver coal to its customers are unionized. Strikes, lockouts or other work stoppages or slow-downs involving the unionized employees of its contract miner at the No. 12S B2 mine or those of its key service suppliers could have a material adverse effect upon Grande Cache Coal's revenues.

In addition, the Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Grande Cache Coal does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the coal mining industry is intense and there can be no assurance that Grande Cache Coal will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

Government Regulations

Changes in Legislation

There can be no assurance that income tax laws, royalty regulations and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects the Corporation. There can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favor the Corporation's competitors leading to reduced international coal prices and demand for coal products that the Corporation intends to produce.

Government Regulations

Government authorities regulate the coal mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. This legislation has had and will continue to have a significant effect on Grande Cache Coal's operations and competitive position. Future legislation may also adversely impact the Corporation's operations by hindering the Corporation's mining operations or by increasing its costs. The Corporation's lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining of and exploration of mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of the Corporation's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Grande Cache Coal must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

Permits and Permitting Process

Mining companies must obtain numerous permits, licenses and approvals that strictly regulate access, environmental and health and safety and other matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting, licensing and approval process, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by the Corporation to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the Corporation's ability to conduct its mining operations or to do so profitably.

Kyoto Protocol

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the Kyoto Protocol, the Canadian

Parliament has voted to ratify its participation in this agreement. The Kyoto Protocol came into force in Canada on February, 16, 2005 after being ratified by enough signatory countries. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

The government of Canada has initiated the development of regulations for greenhouse gas emissions through a formal notice of intent to regulate greenhouse gas emissions by Large Final Emitters ("LFEs") under parts five and 11 of the *Canadian Environmental Protection Act, 1999.* The timetable for development indicated with the notice was to have at least part of the regulatory package ready for the first part of 2006. The operations of Grande Cache Coal are not currently classified as LFEs under this regulatory initiative, but this may change in the future.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Grande Cache Coal depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. A significant proportion of Canada's industrial sector faces a similar situation. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs contemplated or their potential effects on the operations of Grande Cache Coal. Most of Grande Cache Coal's products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions could negatively affect in a material adverse way the demand for coal as well as increase production and transportation costs.

Environmental

All phases of the coal mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with coal mining operations. The legislation also requires that mines and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although Grande Cache Coal believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects.

Credit Risk

Credit Facility

Grande Cache Coal's existing credit facility contains covenants that require the Corporation to meet certain financial tests and that restrict, among other things, the ability to incur additional debt, dispose of assets or pay dividends in certain circumstances. These restrictions may limit Grande Cache Coal from paying dividends to shareholders.

Additional Funding Requirements

The Corporation anticipates making capital expenditures for the development of the coal leases acquired as well as capital expenditures to enhance the production of the current producing coal leases. The Corporation may have to obtain additional debt or equity financing to the extent that the capital expenditures are not funded by internally generated cash flow. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Conflicts of Interest

Certain directors of the Corporation are also directors of other mineral resource companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of *the Business Corporations Act (Alberta).*

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2006, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of July 28, 2006.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	**June 30 2006**	**March 31 2006**
Balance Sheet		
Total assets	**113.5**	90.7
Long-term liabilities	**13.5**	13.5
Shareholders' equity	**77.5**	50.1

(millions of dollars, except per share amounts)	**Three months ended June 30 2006**	**Three months ended June 30 2005**
Income Statement		
Revenue	**29.1**	9.7
Cost of sales	**23.4**	20.0
Net income (loss)	**1.7**	(12.2)
Basic and diluted net income (loss) per share	**0.03**	(0.30)

(millions, except per tonne amounts)	**Three months ended June 30 2006**	**Three months ended June 30 2005**
Statistics		
Clean coal production	**0.3**	0.2
Coal sales	**0.2**	0.1
Average sales price ($/tonne)	**125**	81
Average cost of sales ($/tonne)	**101**	172
Average cost of production ($/tonne)	**60**	110

Revenue

First quarter revenue of $29.0 million was earned on the sale of 0.2 million tonnes of coal compared with revenue of $9.4 million on the sale of 0.1 million tonnes in the same quarter last year. Sales volumes were lower than expected due to the delay of certain customer shipments until the second quarter.

The average sales price achieved in the quarter on U.S. dollar denominated metallurgical coal sales was U.S.$111 per tonne compared to U.S.$64 per tonne in the first quarter last year. In Canadian dollar terms, the average realized price was $125 per tonne, compared to $81 per tonne for the comparable period. The strengthening of the Canadian dollar this year affected the U.S./Canadian price differential.

Interest and other revenue for the quarter was $0.1 million compared to $0.3 million last year and consisted primarily of interest earned on short term investments and access fees for using roads that belong to the Corporation.

Production Costs and Cost of Sales

The cost of clean coal produced in the first quarter of fiscal 2007 was $60 per tonne, compared to $110 in the same quarter last year. Production costs continue to decrease due to ongoing productivity and cost improvement measures. A significant amount of raw coal was released in the quarter due to the impact of depillaring operations in the underground mine and a declining strip ratio in the surface mine. The strip ratio was 9:1 in the quarter, compared to 10:1 in the same quarter last year.

During April 2006, the Corporation temporarily suspended clean coal production in the processing plant to undertake several capital improvement projects that are expected to increase its future operating efficiency. Grande Cache Coal held adequate clean coal inventory to meet shipment schedules through the month of April and normal operations resumed in May. Both the underground and surface mines maintained normal production levels throughout April.

Despite suspending clean coal production during the month of April, clean coal inventory volumes increased over the course of the quarter. As well, the volume of raw coal mined during the three months led to an increase in raw coal inventory volume. As a result, the total value of coal inventory increased $13.6 million over the course of the first quarter.

Total cost of sales for the first quarter of fiscal 2007 was $23.4 million or $101 per tonne compared to $20.0 million or $172 per tonne in the comparable quarter of the prior year. The cost of sales consisted of cost of product sold of $15.9 million ($68 per tonne) and distribution costs of $7.5 million ($33 per tonne). The cost of product sold and distribution costs for the first quarter of fiscal 2006 were $17.1 million ($147 per tonne) and $2.9 million ($25 per tonne), respectively.

The decrease in the unit cost of product sold is largely a result of improved productivities, particularly in the underground mine, high levels of raw coal production and higher sales volume. The increase in distribution costs is mainly due to the proportion of shipments to Eastern North America which carry higher rail rates than shipments to port in Western Canada and the impact of fuel surcharges on rail costs.

Other Expenses

General and administrative expenses were $2.0 million during the first quarter compared to $1.3 million for the comparable quarter last year. Included in these costs were head office administrative and marketing charges of $1.1 million this quarter compared to $1.0 million in the prior period. General and administrative expenses also include non-cash charges of $0.4 million and $0.3 million, respectively, for stock-based compensation. Also included in

general and administrative expenses this quarter was a foreign exchange loss of $0.5 million, compared to a net foreign exchange gain of less than $0.1 million in the first quarter of the prior year.

Interest and other expenses during the first quarter were $0.4 million compared to a prior period expense of nil, and consist primarily of interest paid on the revolving and term debt.

Depreciation, depletion and accretion charges were $1.4 million in the first quarter compared to $0.4 million in the same period last year. The increase is largely a result of increased production as well as the addition and productive use of more capital assets.

Liquidity and Capital Resources

At the end of the first quarter Grande Cache Coal had cash and cash equivalents of $11.1 million, an increase of $10.2 million from the balance at March 31, 2006. During the quarter, the Corporation closed a bought deal equity financing for net proceeds of $25.3 million, while operations resulted in a cash decrease of $12.8 million, primarily due to a $13.6 million increase in coal inventory.

Cash used in operating activities during the three months ended June 30, 2006 was $12.8 million, compared to a cash use of $18.9 million in the same quarter of the prior year. The improvement was largely due to the current quarter's net income of $1.7 million contrasted with a net loss of $12.2 million in the same quarter of 2006. The improvement was offset somewhat by a $13.6 million increase in coal inventory which led to a change in non-cash working capital of $16.3 million compared to $7.7 million during the same period last year. Cash generated from operations before the net change in non-cash working capital was $3.5 million, compared to a cash use of $11.2 million last year.

Financing activities during the first quarter generated cash of $24.6 million compared to a cash decrease of $1.1 million in the comparable period. On April 5, 2006, Grande Cache Coal closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing are being used to finance the Corporation's capital expenditures and provide additional working capital. Share issuance costs related to the bought deal equity financing were $1.7 million. The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net repayment on the revolving facility during the first quarter was $0.7 million bringing the balance at June 30, 2006 to $10.8 million.

The Corporation used $1.7 million in cash for investing activities during the quarter compared to $6.9 million in the same quarter last year. Capital asset additions account for the majority of spending in the first quarter of this year and last year at $1.5 million and $6.9 million, respectively.

Grande Cache Coal believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service remains available. At June 30, 2006, the Corporation had $38.7 million in coal inventory, compared to $19.4 million at the end of the first quarter of the prior year.

The Corporation did not have any off-balance sheet financing structures in place at June 30, 2006. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.5 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.4 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. This arrangement is currently under review.

Outlook

Operations

The Corporation relies on the railway to transport coal inventory to the ports. Rail service problems and delays that occurred during the first several weeks of the first quarter of fiscal 2007 have been rectified to a certain degree. Rail service has improved recently and due to decreased sales levels during the quarter, there is a high level of inventory at the port at Roberts Bank which has eased the demand on the railway. Grande Cache Coal will continue to require sufficient rail service to meet customer shipments and will be in continual contact with the railway in attempts to secure adequate service levels going forward.

In response to delays in customer shipments and current high levels of inventory, Grande Cache Coal is aligning production with firm market commitments. The normal summer vacation and maintenance shut down period scheduled for the second quarter has been extended in order to reduce inventory levels. Full production in the underground mine, the surface mine and the process plant will resume later in the second quarter. The Corporation will continue to rail coal to the ports throughout this period as required to meet customer shipments.

Over the second half of the fiscal year, the Corporation will continue to focus on ongoing cost control measures. The Corporation anticipates that production costs per tonne will increase during the second quarter as a result of the current maintenance and inventory control shutdown.

The surface mine strip ratio is expected to be at lower levels on average over the remaining life of the mine, although it can be expected to vary from quarter to quarter. As the Corporation does not capitalize stripping activities, mining costs are correlated to the rise and fall of strip ratios in the surface mine.

Production levels for the remainder of fiscal 2007 will continue to be managed according to scheduled sales volumes. Production volumes impact the unit cost of production due to the Corporation's level of fixed costs.

Metallurgical Coal Markets

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Negotiations of sales contracts and trial shipments with new customers are ongoing.

Grande Cache Coal still anticipates sales for fiscal 2007 to be in the range of 1.0 to 1.4 million tonnes at an average price in the range of U.S.$90 to U.S.$100 per tonne, combining contract prices for the current year, carryover pricing and trial cargos, including the Corporation's initial PCI shipments.

The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

The Corporation anticipates spending approximately $10 million on capital additions and a drilling program in fiscal 2007. Options available for financing capital expenditures expected to result in improvements to the Corporation's cost structure include debt financing, capital or operating lease arrangements or equipment manufacturer's financing.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at July 28, 2006, there were 50,768,688 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	700,000	$1.00	March 21, 2009
	162,500	137,500	$3.70	July 21, 2009
	37,500	25,000	$3.70	August 8, 2009
	135,000	105,000	$11.56	March 15, 2010
	35,000	10,000	$9.08	June 9, 2010
	125,000	-	$4.50	October 18, 2010
	900,000	-	$2.44	April 11, 2011
Total	2,453,334	977,500		

There are also 5,500,000 warrants outstanding, exercisable at a price of $3.40 per share on or before April 5, 2007.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2006, is available on the Corporation's SEDAR company profile at www.sedar.com.

File No. 82-34802

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Grande Cache Coal Corporation

Fiscal year end date used to calculate capitalization: March 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 40,768,688	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 6.35	
Market value of class or series	(i) X (ii) =	(A) 258,711,299
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ______

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) ______
(Repeat for each class or series of securities)		(D) ______

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	258,711,299

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	$14,700

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______

12

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

File No. 82-34802

UNDERWRITING AGREEMENT

Dated effective March 22, 2006

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6

Attention: Robert H. Stan
President and Chief Executive Officer

Dear Sir:

Re: Issue and Sale of 7,500,000 Units of Grande Cache Coal Corporation

We, Salman Partners Inc. ("**Salman**"), as lead underwriter, on our behalf and on behalf of BMO Nesbitt Burns Inc. (together, the "**Underwriters**" and, each individually, an "**Underwriter**"), understand as set forth below.

1. Grande Cache Coal Corporation ("**Grande Cache**" or the "**Corporation**") proposes to issue and sell 7,500,000 units (the "**Initial Units**") of the Corporation, each such unit comprised of one common share ("**Common Share**") in the capital of the Corporation and one-half of one common share purchase warrant (each whole warrant, a "**Warrant**") at the price of $2.70 per Unit (the "**Offering Price**").

2. Grande Cache hereby grants to the Underwriters an option (the "**Underwriters' Option**"), at the Underwriters' election, to increase the size of the offering by up to 2,500,000 Units (the "**Additional Units**" and together with the Initial Units, the "**Units**"). The Underwriters' Option may be exercised, in whole or in part, upon written notice to the Corporation by Salman, on behalf of the Underwriters, specifying the number of Additional Units to be purchased, any time until 48 hours prior to the Closing Time (as herein defined) provided that, for greater certainty, the Underwriters may, but will not be required to, purchase any Additional Units. The offering of the Units by Grande Cache is referred to herein as the "**Offering**".

3. The net proceeds from the Offering will be used by the Corporation to fund ongoing exploration and development activities, capital projects and for general working capital purposes.

Subject to the terms and conditions contained herein and on the basis of the representations and warranties made herein, the Underwriters hereby agree to act as, and Grande Cache hereby appoints the Underwriters as, the sole and exclusive underwriters of the Corporation to offer the Units. The Underwriters hereby severally (but not jointly nor jointly and severally) in the respective percentages set forth in section 16.1, agree to purchase from Grande Cache at the

Closing Time (as defined herein), and by acceptance of this offer, Grande Cache hereby agrees to sell to the Underwriters at the Closing Time, all but not less than all, of the Initial Units at the purchase price of $2.70 per Unit, being an aggregate purchase price of $20,250,000 (plus that portion of the Underwriters' Option that has been validly exercised).

The Underwriters will be entitled, in their sole discretion, but will not be obligated, to engage other investment dealers or brokers (each, a "**Selling Firm**") to assist in the Offering and to offer them as compensation any part of the Underwriters' Fee.

In consideration for the Underwriters' services hereunder, the Underwriters shall be entitled to the compensation set forth in Article 14.

Set forth below are the further terms and conditions of this agreement.

ARTICLE 1
INTERPRETATION

1.1 In this agreement, the terms set forth below have the meanings ascribed thereto:

"**affiliate**" has the meaning ascribed to that term in the *Securities Act* (Alberta).

"**agreement**" means the agreement resulting from the acceptance by Grande Cache of the offer made by the Underwriters by this letter, as it may be amended from time to time.

"**AIF**" means the annual information form of the Corporation dated June 29, 2005.

"**AMEC**" means AMEC Americas Ltd. of Calgary, Alberta.

"**AMEC Report**" means the independent report of AMEC quantifying the coal reserves and resources of the No. 8 Mine area dated June 29, 2005 and entitled "Grande Cache Coal Corporation, 8 Mine Area, Independent Q.P. Review and Technical Report".

"**Applicable Canadian Securities Laws**" means, collectively, all applicable securities, corporate and other laws of each of the Selling Jurisdictions and the respective regulations, rules, policies, instruments and orders made thereunder, together with all applicable published orders and rulings of the Securities Commissions.

"**Applicable U.S. Securities Laws**" means all applicable United States securities laws, including the U.S. Securities Act, U.S. Exchange Act, all rules promulgated thereunder, and all other laws applicable in the United States to the transactions contemplated hereby.

"**ASC**" means the Alberta Securities Commission.

"**Business Day**" means a day other than a Saturday, a Sunday or a day on which the principal chartered banks located in Calgary, Alberta are not open for business.

"**Canadian GAAP**" means generally accepted accounting principles determined with reference to the Handbook of the Canadian Institute of Charted Accountants or any successor institute, as amended from time to time.

"**Claims**" has the meaning ascribed thereto in section 11.1.

"**Closing Date**" means April 5, 2006, or such other date as may be agreed to in writing by Grande Cache and the Underwriters, each acting reasonably, but in any event not later than April 28, 2006.

"**Closing Time**" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time on the Closing Date as may be agreed by Grande Cache and the Underwriters.

"**Common Shares**" means the common shares in the capital of Grande Cache.

"**Compensation Warrants**" has the meaning set forth in section 14.1(b).

"**Contract**" has the meaning ascribed thereto in section 6.2(l)(ii)(D).

"**Corporation's Counsel**" means Burnet, Duckworth & Palmer LLP.

"**Credit Facility**" means the $20 million secured credit facility of the Corporation with Brookfield Bridge Lending Fund, consisting of a $10 million term facility and a $10 million revolving facility with interest payable monthly at a rate of prime plus 2% per annum and a maturity date of April 8, 2006.

"**distribution**" means "**distribution**" or "**distribution to the public**", as those terms are defined in the Applicable Canadian Securities Laws.

"**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material, including, without limitation:

(i) the AIF;

(ii) the Grande Cache Financial Statements;

(iii) the Management's Discussion and Analysis dated February 29, 2006;

(iv) the Management's Discussion and Analysis dated June 29, 2005; and

(v) the material change report of the Corporation dated May 30, 2005.

"**Due Diligence Session**" means the due diligence session to be held among the Corporation, the Underwriters and others on March 22, 2006.

"**Environmental Laws**" has the meaning ascribed thereto in section 6.2(v)(ii).

"**Environmental Permits**" has the meaning ascribed thereto in section 6.2(v)(ii).

"**Expiry Time**" has the meaning ascribed thereto in section 3.1.

"**Grande Cache**" means Grande Cache Coal Corporation, a corporation subsisting under the laws of Alberta and, unless the context otherwise requires, includes any and all subsidiaries of Grande Cache.

"**Grande Cache Financial Statements**" means:

(a) the audited consolidated financial statements of Grande Cache, consisting of the balance sheets as at March 31, 2005 and 2004, the statements of loss and deficit and the statements of cash flows for the years ended March 31, 2005 and 2004, together with the report of Collins Barrow Calgary LLP thereon and the notes thereto; and

(b) the unaudited consolidated financial statements of Grande Cache, consisting of the balance sheets as at December 31, 2005 and March 31, 2005 (audited), the statements of loss and deficit and the statements of cash flows for the three month and nine month periods ended December 31, 2005.

"**GST**" has the meaning ascribed thereto in section 14.1.

"**Income Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, in each case as amended.

"**Indemnified Party**" has the meaning ascribed thereto in section 11.1.

"**Interests**" has the meaning ascribed thereto in section 6.2(p).

"**Lead Underwriter**" means Salman.

"**Material Subsidiary**" means any subsidiary (within the meaning of the *Business Corporations Act* (Alberta)) of the Corporation, the total assets of which account for at least 5% of the total consolidated assets of the Corporation.

"**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

"**Norwest**" means Norwest Corporation of Calgary, Alberta.

"**Norwest Report**" means the independent report of Norwest of the Grande Cache No. 12 Mine South B2 Pit Area dated August 24, 2004 and entitled "Coal Geology, Resources and Reserves of the No. 12 Mine South B2 Pit Area, Smoky River Coalfield".

"**Offering**" means the offering by Grande Cache of the Units pursuant to this agreement.

"**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation to be dated March 22, 2006, and any amendments thereto, in respect of the distribution of the Units and Compensation Warrants, in the English language, including the documents incorporated by reference therein.

"**Prospectus**" means the final short form prospectus of the Corporation, and any amendments thereto, in respect of the distribution of the Units and the Compensation Warrants, in the English language, including the documents incorporated by reference therein.

"**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus.

"**Public Record**" means all information filed by the Corporation with the Securities Commissions including, without limitation, the Grande Cache Financial Statements and all other information, forms, reports, schedules, statements and other documents filed with any Securities Commission in compliance, or intended compliance, with any Applicable Canadian Securities Laws.

"**Qualifying Provinces**" means each of the provinces of Canada (other than Quebec).

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act.

"**Responses**" means the written responses delivered to the Underwriters on behalf of the Corporation by its President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the General Manager, Grande Cache Operations at the Due Diligence Session, other than any such responses or portions of such responses which are forward looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise) or those extracted from the Corporation's reserves and resources contained in the AMEC Report, the Norwest Report or the WIMC Report.

"**Rights Plan**" means the Corporation's shareholder protection rights plan agreement dated as of May 27, 2005 between the Corporation and Computershare Trust Company of Canada.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Commission**" means the applicable securities commission or regulatory authority in each of the Qualifying Provinces, and "**Securities Commissions**" means all of them.

"**Smoky River**" means Smoky River International Inc., Grande Cache's inactive wholly-owned subsidiary incorporated under the laws of Alberta.

"**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the

Applicable Canadian Securities Laws which is incorporated by reference in this prospectus.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters' Counsel**" means Stikeman Elliott LLP.

"**Underwriters' Fee**" has the meaning ascribed thereto in section 14.1.

"**Underlying Securities**" means the Common Shares and Warrants comprising part of the Units, the Compensation Warrants, and the Common Shares issuable upon the exercise of the Warrants and the Compensation Warrants.

"**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended.

"**U.S. Private Placement Memorandum**" means the private placement memorandum incorporating the Preliminary Prospectus, the Prospectus or any such Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of the Units in the United States.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

"**Warrant Certificate**" means a certificate issued under the Warrant Indenture evidencing Warrants and Compensation Warrants.

"**Warrant Indenture**" means the indenture to be entered into between the Corporation and Computershare Trust Company of Canada providing for the issue and creation of the Warrants and the Compensation Warrants.

"**WIMC**" means Weir International Mining Consultants of Downers Grove, Illinois, United States.

"**WIMC Report**" means the independent report of WIMC of the Grande Cache project dated April 26, 2004 and entitled "Technical Report on the Proposed Grande Cache Coal Project prepared for Grande Cache Coal Corporation March 2004 Job No. 4802.A".

1.2 The terms "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Canadian Securities Laws, "**distribution**" or "**distribution to the public**", as the case may be, shall also have the meanings as defined under the Applicable Canadian Securities Laws and "**distribute**" has corresponding meaning.

1.3 In this Agreement, "**to the knowledge of Grande Cache, after due inquiry**" means, a statement as to the knowledge of each of the President and Chief Executive Officer, the

Vice President, Finance and Chief Financial Officer and the General Manager, Grande Cache Operations of the Corporation about the facts or circumstances to which such phrase relates, after having made due and applicable inquiries and investigations in connection with such facts and circumstances. In this Agreement, "**to the best knowledge of the Corporation**" means, a statement as to the actual knowledge of the President and Chief Executive Officer, Vice President, Finance and Chief Financial Officer and General Manager, Grande Cache Operations of the Corporation about the facts or circumstances to which such phrase related.

1.4 The terms "**this agreement**", "**hereto**", "**wherein**", "**hereby**", "**hereunder**", "**hereof**' and similar expressions refer to the agreement of the parties set forth herein and not to a particular paragraph or other portion of this agreement.

1.5 Unless otherwise indicated, all references to "**$**" or "**dollars**" in this agreement shall be references to Canadian dollars.

1.6 Headings have been inserted for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, any reference in this agreement to an article, section, or schedule refers to the specified article, section or schedule of or to this agreement. Schedule A and each of its exhibits is hereby incorporated by reference into, and shall form a part of, this agreement.

1.7 All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word or pronoun.

ARTICLE 2
QUALIFICATION FOR SALE

2.1 The Corporation represents and warrants to the Underwriters that it is eligible to use the short form prospectus distribution system described in National Instrument 44-101 for the distribution of the Units and the Compensation Warrants.

2.2 The Corporation shall:

(a) not later than March 22, 2006, have prepared and filed the Preliminary Prospectus (in the English language) and other documents required under the Applicable Canadian Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(b) have obtained from the ASC a preliminary MRRS decision document dated not later than March 22, 2006, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(c) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, have:

(i) used its reasonable commercial efforts to promptly satisfy or resolve all comments with respect to the Preliminary Prospectus,

(ii) prepared and, not later than March 29, 2006 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), filed the Prospectus and other documents required under the Applicable Canadian Securities Laws with the Securities Commissions,

(iii) obtained a final MRRS decision document dated effective not later than March 29, 2006 (or such later date as may be agreed to in writing by the Corporation and the Underwriters) from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions,

(iv) otherwise fulfilled all legal requirements to enable the Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters,

(v) as soon as practicable after the preparation of the Prospectus and any Supplementary Material, prepare the U.S. Private Placement Memorandum and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum, and

(vi) until the completion of the distribution of the Units, promptly take all reasonable additional steps and proceedings that from time to time may be required under the Applicable Canadian Securities Laws in each Qualifying Province to continue to qualify the Units and Compensation Warrants for distribution or, in the event that the Units have, for any reason, ceased to so qualify, to again qualify the Units for distribution, save and except for a trade that is a control distribution;

(d) prior to the filing of the Prospectuses and, during the period of distribution of the Units, prior to the filing with any Securities Commissions of any Supplementary Material, have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein;

(e) during the period from the date hereof until the later (i) the Closing Date and (ii) completion of the distribution of the Units, allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material; and

(f) take or cause to be taken all such other reasonable steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Canadian Securities Laws to qualify the Units for distribution to the public in the Qualifying Provinces, save and except for a trade that is a control distribution.

2.3 Delivery of Prospectuses and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as is practicable, with the filing with the Securities Commissions of each of the Prospectuses:

(i) copies of the Preliminary Prospectus or the Prospectus, each in the English language, signed as required by the Applicable Canadian Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters, and any other documents required to be filed by the Corporation by the Applicable Canadian Securities Laws of the Qualifying Provinces in connection with the Preliminary Prospectus or the Prospectus;

(b) as soon as they are available, copies of any Supplementary Material, in the English language, as required, signed as required by the Applicable Canadian Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Corporation's auditors dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus with indicated amounts in the financial statements or accounting records of the Corporation, and have found such information and percentages to be in agreement, which comfort letter shall be based on the applicable auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus, and a draft of which comfort letter shall have been provided to the Underwriters and the Underwriters' counsel at least one Business Day prior to the date of the Prospectus, and which comfort letter shall be in addition to the auditors' reports included or incorporated by reference in the Prospectus and any comfort letter addressed to the Securities Commissions;

(d) prior to or contemporaneously with the filing of the Prospectus, evidence satisfactory to the Underwriters of the approval of the listing and posting for trading on the TSX of the Common Shares and Warrants comprising the Units, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX for conditional listing approval and the minimum distribution requirement of the TSX being met in respect of the Units (the "**Listing Conditions**").

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in sections 2.3(a) and (b) shall also constitute the Corporation's consent to the use by the Underwriters of the Prospectuses, the Documents and any Supplementary Material in connection with the offering and sale of the Units in the Qualifying Provinces (and in the United States as contemplated herein).

2.4 Commercial Copies

(a) The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus, any such Supplementary Material and the U.S. Private Placement Memorandum in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(b) The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Final Prospectus, any Supplemental Materials or the U.S. Private Placement Memorandum as the Underwriters may reasonably request.

2.5 To the extent that any Units are sold in the United States pursuant to Regulation D, the Corporation shall file or cause to be filed a notice with the SEC on Form D in accordance with Rule 503 under the U.S. Securities Act forthwith upon being notified by the Underwriters that such has occurred.

ARTICLE 3
WARRANTS

3.1 Subject to the terms, material attributes and adjustments set out in the Warrant Indenture, each full Warrant shall entitle the holder thereof to purchase one fully paid and non-assessable Common Share upon the payment of the exercise price of $3.40 per share until 3:00 pm (Calgary time) for a period of 12 months from the Closing Date (the "**Expiry Time**").

3.2 Any Warrants which have not been exercised or, if applicable, cancelled, prior to the Expiry Time shall expire and shall be void and of no value.

ARTICLE 4
MATERIAL CHANGES

4.1 Until the completion of the distribution of the Units, Grande Cache shall promptly inform the Underwriters (and confirm such notification in writing) of the full particulars of:

(a) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or consolidated results of operations of the Corporation;

(b) any change in any material fact contained or referred to in the Prospectuses or any Supplementary Material;

(c) the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

(i) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect,

(ii) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material, or

(iii) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Canadian Securities Laws; and

(d) the discovery by the Corporation of any misrepresentation in any part of the Prospectuses or any Supplementary Material,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the

occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

4.2 During the period of distribution of the Units, the Corporation will promptly inform the Underwriters of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Units.

4.3 The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Canadian Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in sections 4.1 or 4.2 and the Corporation will prepare and file promptly at the Underwriters' reasonable request any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Canadian Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in Article 2.

4.4 During the period of distribution of the Units, the Corporation will promptly provide to the Underwriters, for review on a confidential basis (provided the Underwriters are able to fulfill their legal obligations) by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(a) any financial statement of the Corporation and management's discussion and analysis relating thereto;

(b) any annual information form, material change report, interim report, or information circular, or any amendment of any of the foregoing and any other proposed document which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(c) any press release of the Corporation;

(d) any other document to be filed by the Corporation with any Securities Commission or similar regulatory authority or the TSX; and

(e) any document or information to be sent to shareholders of the Corporation,

and provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel any draft or final report with respect to the mineral resources or reserves, or value, attributable to the Corporation's properties as soon as practicable following receipt thereof by the Corporation.

ARTICLE 5
REGULATORY APPROVALS

5.1 The Corporation will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all steps reasonably necessary to ensure that the Common Shares and Warrants comprising the Units (including the Common Shares issuable upon the exercise of the Compensation Warrants) have been approved for listing and posting for trading on the TSX prior to the filing of the Prospectus with the Securities Commissions, subject only to satisfaction by the Corporation of the Listing Conditions.

5.2 The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF GRANDE CACHE

6.1 Each delivery of the Prospectuses pursuant to section 2.3 shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(a) all material information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum as applicable, including, without limitation, the documents incorporated by reference therein:

(i) are at the respective dates of such documents, true and correct in all material respects,

(ii) contain no misrepresentation,

(iii) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Units and no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for the inclusion in the Preliminary Prospectus or the Prospectus) which is required under Applicable Canadian Securities Laws to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made, and

(iv) for the purposes of Applicable U.S. Securities Laws, contains no untrue statement of a material fact nor omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading,

(b) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, complies in all material respects with the Applicable Canadian Securities Laws, including without limitation National Instrument 44-101; and

(c) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus or any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Corporation.

6.2 In addition to the representations and warranties contained in 6.1 hereof, Grande Cache represents and warrants to the Underwriters and acknowledges that the Underwriters are relying upon such representations and warranties that:

(a) *Status* – Grande Cache is a corporation duly incorporated and organized and is validly subsisting under the laws of Alberta and has all requisite power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted, and to enter into and deliver this agreement and to perform its obligations hereunder.

(b) *Subsidiaries* – The Corporation has no Material Subsidiaries and Smoky River, the only subsidiary of Grande Cache, is an inactive corporation.

(c) *Authority* – All necessary corporate action has been taken by Grande Cache to authorize the execution and delivery by Grande Cache each of this agreement,

the Warrant Indenture and the Warrant Certificates and the performance by Grande Cache of its obligations hereunder and thereunder, and this agreement has been, and each of the Warrant Indenture and the Warrant Certificates will be, at the Closing Time, duly executed and delivered and constitutes, or in the case of the Warrant Indenture and the Warrant Certificates, will at the Closing Time constitute, a valid and legally binding obligation of Grande Cache enforceable against it in accordance with their respective terms, and in each case will constitute at the Closing Time a valid and legally binding obligation of Grande Cache, enforceable against it in accordance with their respective terms, subject only to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(ii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iii) rights to indemnity and contribution hereunder may be limited under applicable law.

(d) *Grande Cache Financial Statements* — The Grande Cache Financial Statements:

(i) are in accordance with the books, records and accounts of Grande Cache;

(ii) are true and correct and present fairly the results of operations and the financial position of Grande Cache for the periods ended on, and as at, the dates indicated;

(iii) have been prepared in accordance with Canadian GAAP consistently applied; and

(iv) represent fairly, in accordance with Canadian GAAP, all of the assets and liabilities of Grande Cache as at the dates indicated including all contingent liabilities of Grande Cache as at the dates indicated,

and Grande Cache is not aware of any fact or circumstance presently existing which would render the Grande Cache Financial Statements materially incorrect.

(e) *No Material Change in Grande Cache* - There has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Grande Cache from the position set forth in the Grande Cache Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of Grande Cache since March 31, 2005 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, event or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued,

contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Grande Cache which have not been disclosed in the Prospectuses.

(f) *Capital* – Grande Cache is authorized to issue an unlimited number of Common Shares without nominal or par value and an unlimited number of preferred shares, issuable in series. As at the date hereof (and prior to the issuance of the Units), 40,768,688 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable. In addition, Grande Cache has:

(i) options outstanding to acquire an aggregate of 1,553,334 Common Shares at exercise prices of $1.00 to $11.56 per share; and

(ii) rights outstanding pursuant to the Rights Plan.

No other securities of Grande Cache are outstanding as at the date hereof.

(g) *Approvals* - No authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Common Shares and Warrants comprising the Units or the Compensation Warrants, except such as may be required under the Applicable Canadian Securities Laws and by the TSX;

(h) *Transfer Agent* – Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto is duly appointed as the registrar and transfer agent in respect of the Common Shares.

(i) *Warrant Trustee* - Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto will be at the Closing Time duly appointed as the trustee under the Warrant Indenture and registrar and transfer agent in respect of the Warrants.

(j) *Issuance by Grande Cache* – All of the Common Shares and Warrants to be issued by Grande Cache hereunder will at the Closing Time be duly and validly created and issued and will be fully paid and non-assessable free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity.

(k) *No Options* – No person now has, or will immediately following the Closing Time have, any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Common Shares, or of any unissued interest in or securities of any kind of Grande Cache or any subsidiary of Grande Cache except pursuant to:

(i) the Corporation's stock option plan;

(ii) the Rights Plan;

(iii) the Underwriters' Option;

(iv) the Warrants; and

(v) the Compensation Warrants.

(l) *No Defaults Under Offering* - The execution and delivery of this agreement, the fulfilment of the terms hereof by Grande Cache and the issuance, sale and delivery of the Common Shares and Warrants comprising the Units as contemplated by this agreement, the issuance of the Compensation Warrants and the issuance of the Common Shares upon the exercise of the Compensation Warrants and the Warrants do not and will not:

(i) require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, exchange, Securities Commission, the TSX or other regulatory commission or agency or third party, except those that are required under Applicable Canadian Securities Laws and from the TSX, all of which have been obtained (or will be obtained prior to the Closing Time, subject only to the satisfaction by Grande Cache of the Listing Conditions); or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the constating documents or by-laws of Grande Cache, or any resolutions of any of the directors (or any committee thereof) or shareholders of Grande Cache, or any committee of such directors;

(B) any indenture, agreement or other instrument to which Grande Cache is a party or by which it is contractually bound;

(C) any statute, rule, regulation or law applicable to Grande Cache including, without limitation, the Applicable Canadian Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over Grande Cache; or

(D) any of the terms or provisions of or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Grande Cache under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other

agreement or document to which Grande Cache is a party or by which Grande Cache may be bound, or to which Grande Cache or any of its assets or businesses is subject (each, a "**Contract**"),

which individually or in the aggregate would (1) have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Grande Cache, or impair the sale of the Units or the consummation of the transactions contemplated by this agreement, (2) materially impair Grande Cache's ability to perform the obligations contemplated in the Prospectuses, this agreement, the Warrant Indenture, the Warrant Certificates or the Compensation Warrant Certificates or (3) materially affect the consummation of the transactions contemplated in this agreement, the Prospectuses, the Warrant Indenture or the Warrant Certificates.

(m) *No Restrictions on Distributions* – Except pursuant to the terms of the Credit Facility, Grande Cache is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock or other securities, or from paying any interest or repaying any loans, advances or other indebtedness of Grande Cache.

(n) *Permits* – Except as disclosed in the Prospectus, Grande Cache holds all permits, by-laws, leases, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted and all such permits, by-laws, leases, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect and in good standing in all material respects; and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of Grande Cache as now conducted or as proposed to be conducted (other than governmental royalties and income taxes), and to the knowledge of Grande Cache has not received any notice of proceedings relating to the revocation or modification of any such licenses, registrations, permits, authorities or qualifications which, if the subject of, an unfavourable decision, ruling or finding, would materially affect the business, operations, financial condition or prospects of the Corporation.

(o) *Compliance with Laws* - Except as disclosed in the Prospectus, Grande Cache has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to the Corporation in each jurisdiction in which it conducts its activities.

(p) *Title* – Although Grande Cache does not warrant title, Grande Cache does not have reason to believe that it does not have title to or the irrevocable right to produce and sell its coal ("**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under Grande Cache (except those arising in the ordinary course of business, which are not material in the aggregate) and, to the knowledge of Grande Cache, after due inquiry, Grande Cache holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

(q) *WIMC Report* – Grande Cache made available to WIMC, prior to the issuance of the WIMC Report, for the purpose of preparing such report, all information requested by WIMC, which information did not contain any material misrepresentation at the time such information was so provided. Except as disclosed in the Prospectuses, Grande Cache has no knowledge, after due inquiry, of a change in any reserves information provided to WIMC since the date that such information was so provided which would result in a material adverse change to the Grande Cache reserves set out in the WIMC Report. Grande Cache believes that the WIMC Report reasonably presents, as at the effective date thereof, Grande Cache's mineral reserves based upon information available in respect of such reserves at the time such report was prepared and the assumptions contained therein.

(r) *Norwest Report* – Grande Cache made available to Norwest, prior to the issuance of the Norwest Report, for the purpose of preparing such report, all information requested by Norwest, which information did not contain any material misrepresentation at the time such information was so provided. Except as disclosed in the Prospectuses, Grande Cache has no knowledge, after due inquiry, of a change in any reserves information provided to Norwest since the date that such information was so provided which would result in a material adverse change to the Grande Cache reserves set out in the Norwest Report. Grande Cache believes that the Norwest Report reasonably presents, as at the effective date thereof, Grande Cache's mineral reserves based upon information available in respect of such reserves at the time such report was prepared and the assumptions contained therein.

(s) *AMEC Report* – Grande Cache made available to AMEC, prior to the issuance of the AMEC Report, for the purpose of preparing such report, all information requested by AMEC, which information did not contain any material misrepresentation at the time such information was so provided. Except as disclosed in the Prospectuses, Grande Cache has no knowledge, after due inquiry, of a change in any reserves information provided to AMEC since the date that such information was so provided which would result in a material adverse change to the Grande Cache reserves set out in the AMEC Report. Grande Cache believes that the AMEC Report reasonably presents, as at the effective date thereof, Grande Cache's mineral reserves based upon information

available in respect of such reserves at the time such report was prepared and the assumptions contained therein.

(t) *No Claims* — Except as set forth in the Prospectus, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of Grande Cache) commenced or, to the knowledge of Grande Cache, after due inquiry, pending or threatened against or affecting Grande Cache or any of its properties, or to which Grande Cache is or may be a party or to which any property of Grande Cache (whether currently owned or to be acquired in the future) is or may be subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which is, or could reasonably be expected to, individually or in aggregate, result in a material adverse effect on, or which questions the validity of any action taken or to be taken by Grande Cache pursuant to or in connection with, this agreement or the Prospectuses or which affects or may affect the distribution of the Units.

(u) *Taxes* —Grande Cache has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by Grande Cache and, to the knowledge of Grande Cache, after due inquiry, there are no actions, suits, proceedings, investigations or claims threatened or pending against Grande Cache in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

(v) *Environmental Representations* — Except to the extent that any violation or other matter referred to in this section 6.2(v) does not have a material adverse effect on the Corporation or as disclosed in the Prospectuses:

(i) Grande Cache is in material compliance with all applicable laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the "**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

(ii) Grande Cache has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all

applicable Environmental Laws (the "**Environmental Permits**") necessary as at the date hereof for the operation of the business carried on or proposed to be commenced by Grande Cache and each Environmental Permit is valid, subsisting and in good standing and Grande Cache is not in material default or breach of any Environmental Permit and no proceeding is pending or threatened to revoke or limit any Environmental Permit; and

(iii) to the knowledge of Grande Cache after due inquiry, there has not occurred any material spills, emissions or pollution on any property of Grande Cache for which Grande Cache may be responsible, nor is Grande Cache the subject of any outstanding stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Law.

(w) *No Defaults Under Contracts* – Except as disclosed in the Prospectuses, no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by Grande Cache or, to the knowledge of Grande Cache, after due inquiry, any other person, any obligation, agreement, covenant or condition contained in any Contract, in any such case which default or event would reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Grande Cache.

(x) *No Cease Trade Orders* – No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, or any other securities of Grande Cache has been issued or made by any Securities Commission or exchange or any other regulatory authority and is continuing in effect and, to the knowledge of Grande Cache, after due inquiry, no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any such exchange or regulatory authority or under any Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or other applicable securities legislation.

(y) *No Labour Disputes* – Except as disclosed in the Prospectus, no labour dispute with the employees of Grande Cache exists or, to the knowledge of Grande Cache, after due inquiry, is imminent, and Grande Cache is not aware of any existing or imminent labour disturbance by the employees of any of its principal suppliers, manufacturers, customers, contractors or joint venture partners, which, in either case, may reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Grande Cache or impair the sale of the Units or the consummation of the transactions contemplated hereby or in the Prospectuses.

(z) *Reporting Issuer* –Grande Cache is a "reporting issuer" or the equivalent thereof in each Qualifying Province and, to the knowledge of Grande Cache,

after due inquiry, is not in default of any material requirement under Applicable Canadian Securities Laws.

(aa) *Voting Agreements* — Except for the Rights Plan, to the knowledge of Grande Cache, after due inquiry, Grande Cache is not aware of any agreement currently in force or effect which in any manner affects the voting or control of any of the securities of Grande Cache and, at the Closing Time, no such agreement will be in force or effect. Except for the Rights Plan, Grande Cache is not a party to a unanimous shareholder agreement or other shareholder agreement.

(bb) *Minute Books* — In all material respects, the minute books of Grande Cache are complete and correct and contain the minutes of all meetings and all the resolutions of directors (including committees of directors) and shareholders thereof.

(cc) *No Finder's Fee* — Except as provided herein, there is no person, firm or corporation acting for Grande Cache entitled to any brokerage or finder's fee payable by on or behalf of Grande Cache in connection with this agreement or any of the transactions contemplated hereunder and in the event any person, firm or corporation acting or purporting to be acting for Grande Cache establishes a claim for any commission or brokerage or finder's fee from the Underwriters, Grande Cache covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(dd) *Public Record* - The the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements.

(ee) *Prospectuses* - The Corporation has the necessary power and authority to execute and deliver the Prospectuses and all requisite action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses.

(ff) *Due Diligence Session* - The Responses are true and correct where they relate to matters of fact, and the Corporation and its directors and officers have responded in a thorough and complete fashion. Where the Responses reflect the opinion or view of the Corporation or its directors or officers (including Responses or portions of such Responses which are forward-looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise) ("**Forward-looking Statements**")), such opinions or views are subject to the qualifications set forth in the Responses and were honestly held and believed to be reasonable at the time they were given; provided, however, it shall not constitute a breach of this section 6.2(ff), solely if the actual results vary or differ from those contained in Forward-looking Statements.

(gg) *Compliance with Proceeds of Crime Legislation* -

(i) Neither the Corporation nor its subsidiary has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (B) made any contribution to any candidate for public office, in either case, where either the payment of the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Canada Corruption of Foreign Public Officials Act* (Canada) or the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation or its subsidiary and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation; and

(ii) neither the Corporation nor its subsidiary, to the best knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation or its subsidiary has been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department ("**OFAC**"); and the Corporation will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Corporation, its subsidiary or to any affiliated entity, joint venture partner or other person or entity, to finance any investment sin, or make any payments to, any country or person targeted by any of the sanctions of the United Sates administered by OFAC.

(hh) *Applicable U.S. Securities Laws* -The Corporation makes the representations, warranties and covenants applicable to it in Schedule "A" hereto, which shall be deemed to be incorporated by reference into this agreement.

ARTICLE 7
FURTHER COVENANTS OF GRANDE CACHE

7.1 Grande Cache covenants and agrees with the Underwriters that it will:

(a) duly, punctually and faithfully perform all obligations to be performed, and covenants made, by it under this agreement;

(b) use its best efforts to obtain, prior to the Closing Time, all necessary approvals of the TSX for the listing of all of the Common Shares and Warrants comprising the Units and the Common Shares issuable upon the exercise of the Warrants and

the Compensation Warrants, subject only to the filing of required documents and required distributions; and

(c) use the proceeds from the issuance of the Units in the manner described in the Prospectus.

ARTICLE 8
CONDITIONS OF CLOSING

8.1 The obligations of the Underwriters hereunder shall be subject to the following conditions, which are for the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters in their sole discretion:

(a) Grande Cache shall have delivered to the Underwriters, at the Closing Time, certificates dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of Grande Cache and the Chief Financial Officer of Grande Cache, or such other senior officer(s) of Grande Cache as may be acceptable to the Underwriters, acting reasonably, certifying for and on behalf of Grande Cache and without personal liability, after having made due enquiries, to the effect that:

(i) Grande Cache has duly complied with all the covenants and satisfied all the terms and conditions of this agreement, the Warrant Indenture and the Warrant Certificates on its part to be complied with and satisfied at or prior to the Closing Time,

(ii) the representations and warranties of Grande Cache contained herein are true and correct as at the Closing Time, with the same force and effect as if made at the Closing Time after giving effect to the transactions contemplated hereby,

(iii) no order, ruling or determination having the effect of ceasing the trading or suspending the issuance or sale of the Common Shares and Warrants comprising the Units or any other securities of Grande Cache to be issued and sold by Grande Cache hereunder has been issued or made and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened, and

(iv) to the knowledge of such officers, no event of a nature referred to in sections 15.1(a), 15.1(b) or 15.1(c) has occurred or is pending, contemplated or threatened;

(b) the Underwriters shall have received a certificate dated the Closing Date signed by the Corporate Secretary of Grande Cache or any other senior officer of Grande Cache as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters' Counsel, acting reasonably, with respect to:

(i) the articles of incorporation and by-laws or other constating documents of Grande Cache,

(ii) the resolutions of the board of directors of Grande Cache, relevant to the issue and sale of the Units to be issued and sold by Grande Cache, and the authorization of this agreement, the Prospectuses, the Warrant Indenture, the Warrant Certificates and the other agreements and transactions contemplated herein, and

(iii) the incumbency and signatures of signing officers of Grande Cache;

(c) Grande Cache shall have caused Corporation's Counsel to deliver to the Underwriters and Underwriters' Counsel a legal opinion dated and delivered the Closing Date, in form and substance reasonably satisfactory to the Underwriters with respect to such matters as the Underwriters may reasonably request relating to the Offering including, without limitation:

(i) the due incorporation, continuation or amalgamation, as the case may be, and valid existence of the Corporation,

(ii) the due registration or qualification to carry on business under the laws of each jurisdiction in which the Corporation carries on a material portion of its business as now conducted by it,

(iii) the corporate power and capacity of the Corporation,

(iv) the authorized, issued and outstanding capital of the Corporation, including an opinion as to securities of the Corporation issuable pursuant to any agreement, warrant, option or right for the purchase of any unissued securities of the Corporation,

(v) the attributes of the Common Shares, Warrants and Compensation Warrants conform in all material respects with the descriptions thereof contained in the Prospectuses,

(vi) the Underlying Securities to be issued have been duly authorized, allotted and reserved for issuance and will, when issued, be issued as fully paid and non-assessable,

(vii) the Underlying Securities will be freely tradeable and not subject to a hold period under the Applicable Canadian Securities Laws (other than applicable "control distribution restrictions"),

(viii) subject to the assumptions and qualifications stated in the Prospectuses, the Units, when issued, will be qualified investments under the Income Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans

and deferred profit sharing plans and will not be considered "foreign property" for the purposes of the Income Tax Act.

(ix) the due authorization, execution, delivery and enforceability of this agreement, the Prospectuses, the Warrant Indenture and the Warrant Certificates by the Corporation, and the fulfillment of the terms hereof and thereof,

(x) that the execution and delivery of this agreement and the Prospectuses, the Warrant Indenture and the Warrant Certificates and the sale and delivery of the Units, the issuance of the Compensation Warrants and the distribution of the Units and the Compensation Warrants do not and will not result in a breach of, and do not and will not create a set of facts which, after notice or lapse of time or both, conflict with any terms, conditions or provisions of the articles of the Corporation, the by-laws or any resolutions of the directors (or any committee thereof) or shareholders of the Corporation, or, so far as Corporation's Counsel is aware, any indenture, contract, agreement (written or oral), instrument, lease or other document to which any of the Corporation or its subsidiaries is a party,

(xi) compliance with all Applicable Canadian Securities Laws including, without limitation, the receipt of all necessary regulatory approvals (including, without limitation, the conditional approval of the TSX) relating to the Offering and the issuance of the Common Shares upon the exercise of the Warrants and Compensation Warrants,

(xii) the issuance of the Units and the Compensation Warrants has been approved by the TSX, subject only to applicable filing requirements, and

(xiii) all such other matters as the Underwriters and Underwriters' Counsel may reasonably request,

provided, however that in connection with such opinion, Corporation's Counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the auditors of the Corporation which have audited any of the financial statements included or incorporated by reference in the Prospectuses as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation, including the issuance of the Units.

(d) for purposes of Schedule "A", if any Units are sold by an Underwriter or any affiliate of an Underwriter, in transactions requiring an exemption from the registration requirements under the U.S. Securities Act, the Corporation shall cause to be delivered a favourable legal opinion by a recognized United States

counsel acceptable to the Underwriters, acting reasonably, in form and substance reasonably satisfactory to the Underwriters, to the effect that no registration of the Units under the U.S. Securities Act will be required in connection with the offering and sale of the Units in the United States, provided, that the sale of the Units in the United States is made in accordance with Schedule "A" hereto, it being understood that such counsel need not express its opinion with respect to any subsequent resales of any such securities and may rely, to the extent appropriate in the circumstances, as to matters of fact or certificates of officers of the Corporation and others;

(e) the Underwriters shall have received copies of correspondence indicating that Grande Cache has obtained all necessary approvals for the Common Shares and Warrants comprising the Units, and the Common Shares issuable upon the exercise of the Warrants and Compensation Warrants to be listed for trading on the TSX on the Closing Date, subject only to the Listing Conditions;

(f) the Underwriters shall have received a comfort letter from the Corporation's auditors, addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter referred to in section 2.3(c) up to the Closing Time, which comfort letter shall be not more than two days prior to the Closing Date; and

(g) the Underwriters shall have received such other certificates and documents as the Underwriters may request, acting reasonably.

ARTICLE 9
CLOSING

9.1 The closing of the purchase and sale of the Units shall be completed at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta or at such other place as Grande Cache and the Underwriters may agree in writing.

9.2 At the Closing Time, Grande Cache shall deliver to the Lead Underwriter, on behalf of the Underwriters:

(a) the opinions, certificates and documents referred to in section 8.1; and

(b) definitive certificates representing the Common Shares and Warrants comprising the Units sold to purchasers and certificates representing the Compensation Warrants in accordance with the instructions provided by Salman and provided to Grande Cache in writing not less than 24 hours prior to the Closing Time with the applicable legends required by the Applicable Canadian Securities Laws and Applicable U.S. Securities Laws.

9.3 At the Closing Time, the Lead Underwriter, on behalf of the Underwriters, shall pay $2.5515 per Unit to Grande Cache by way of wire or electronic funds transfer, payable to

Grande Cache against delivery of the documents set forth in section 9.2, representing the purchase price per Unit subscribed for less the Underwriters' Fee.

ARTICLE 10
RESTRICTIONS ON FURTHER ISSUES, SALES OR TRANSACTIONS

10.1 Without the prior written consent of the Lead Underwriter, on behalf of the Underwriters after consultation with the Underwriters, such consent not to be unreasonably withheld, during the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, Grande Cache shall not, directly or indirectly, offer, sell or issue for sale or resale any Common Shares, or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares, or agree to or announce any such offer, sale or issuance, except in conjunction with:

(a) the issuance of the Units;

(b) the issuance of Common Shares upon the exercise of the Warrants and the Compensation Warrants;

(c) the grant or exercise of stock options and other similar issuances pursuant to any share compensation arrangements of Grande Cache existing on the date hereof, or any replacement share incentive plan acceptable to the Underwriters;

(d) the issuance of securities of the Corporation pursuant to the Rights Plan;

(e) the exercise of any other convertible securities outstanding on the date hereof;

(f) securities issued in connection with any arm's length acquisition, merger, consolidation or amalgamation by or of Grande Cache with any other company or companies; and

(g) securities issued in connection with any arm's length acquisition of assets by Grande Cache.

ARTICLE 11
INDEMNIFICATION BY GRANDE CACHE

11.1 Subject to section 11.1(a), Grande Cache shall fully indemnify and save harmless each of the Underwriters, each of their respective affiliates and each of their respective directors, officers, employees, advisors and agents (collectively, the "**Indemnified Parties**" and singularly an "**Indemnified Party**") from and against any and all expenses, losses (other than loss of profit), claims, actions, damages, demands, costs, fines, penalties, taxes, interest and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of the Indemnified Parties' counsel that may be incurred in

advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "**Claims**") to which any Indemnified Party may become subject or otherwise involved, in any capacity, insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the engagement and activities of the Underwriters under this agreement, including without limitation:

(a) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus or such other part of the Public Record) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus or such other part of the Public Record) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(c) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Common Shares or Warrants comprising the Units, the Compensation Warrants or the Common Shares issuable upon the exercise of the Warrants or the Compensation Warrants imposed by any competent authority (not based upon the wrongful activities or alleged wrongful activities of the Underwriters or their banking or Selling Firm members, if any) if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in section 11.1(b);

(d) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Firm members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of Common Shares or Warrants comprising the Units or the Underlying Securities; or

(e) any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Canadian Securities Laws, the by-laws, rules or

regulations of the TSX or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

11.2 If any claim contemplated by section 11.1 shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Corporation (the "**Indemnifying Party**") (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party's ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by section 11.1 if:

(a) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Indemnifying Party and that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(b) the Indemnifying Party shall not have taken the defense of such proceedings and employed counsel within ten days after notice has been given to the Indemnifying Party of commencement of such proceedings; or

(c) the employment of such counsel has been authorized by the Indemnifying Party in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Party,

provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

11.3 The Indemnifying Party hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

11.4 If any legal proceedings shall be instituted against the Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of the Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Party shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

11.5 The rights and remedies of the Indemnified Persons set forth in Article 11 and Article 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

11.6 The Indemnifying Party hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this Article 11 and under Article 12 with respect to all such agents, directors, officers, shareholders and employees.

11.7 The Indemnifying Party waives any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

11.8 The rights of indemnity contained in this Article 11 shall not apply if the Indemnifying Party have complied with the provisions of Article 2 (or the Underwriters have otherwise agreed to waive compliance therewith) and the person asserting any claim contemplated by this Article 11 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Canadian Securities Laws, to be delivered to such person by the Underwriters.

11.9 If the Indemnifying Party has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Party.

ARTICLE 12
CONTRIBUTION

12.1 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Units), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Party on the one hand, and by the Underwriters on the other hand, from the offering of the Units; or

(b) if the allocation provided by section 12.1(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in section 12.1(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

12.2 The relative benefits received by the Indemnifying Party, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Party (net of fees but before

deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Party, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Article 11 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnifying Party or the Underwriters and the party's relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Article 11.

12.3 The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Units), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

12.4 The Indemnifying Party and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Article 12 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

12.5 Any liability of the Underwriters under this Article 12 shall be limited to the amount actually received by the Underwriters under Article 14.

ARTICLE 13
EXPENSES

13.1 Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Units shall be borne by the Corporation including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the "greensheet", if any, and the delivery thereof to the Underwriters, the fees and expenses of the Corporation's counsel, the fees and expenses of local agent counsel retained by the Corporation or the Corporation's counsel, the fees and expenses of the Corporation's transfer agent, auditors, engineers

and other outside consultants, all stock exchange listing fees, all reasonable expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction. The fees, disbursements and expenses of the Underwriters' counsel shall be borne by the Underwriters except that the Underwriters shall be reimbursed by the Corporation for all such fees, disbursements and expenses to a maximum of $50,000.

ARTICLE 14
UNDERWRITERS' COMPENSATION

14.1 In consideration of the Underwriters' services to be rendered in connection with the Offering, including the distribution of and purchasing the Units, and performing administrative work in connection with the Offering, Grande Cache agrees at the Closing Time:

(a) to pay to the Underwriters, a fee (the "**Underwriters' Fee**") of 5.5% of the gross proceeds of the Offering; and

(b) to grant to the Underwriters, in the aggregate, warrants ("**Compensation Warrants**"), entitling the Underwriters to acquire, upon exercise by the Underwriters in accordance with the terms of such Compensation Warrants, that number of Common Shares as is equal to 5.0% of the number of Units sold pursuant to the Offering (including Units sold pursuant to the exercise of the Underwriters' Option), at a price of $3.40 per Common Share and expiring 12 months after the Closing Date,

provided that, for greater certainty, the services provided by the Underwriters in connection herewith will not be subject to goods and services tax provided for in the *Excise Tax Act* (Canada) ("**GST**") and taxable supplies will be incidental to the exempt financial services provided.

ARTICLE 15
EARLY TERMINATION

15.1 In addition and without prejudice to any other remedies which may be available to the Underwriters, or any of them, the Underwriters may, without liability, terminate their obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Units or any Underlying Securities is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the TSX or any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its subsidiaries or any of their respective directors or senior officers is announced, commenced or threatened by any Securities Commission or similar regulatory authority, the TSX or any other competent authority or any order is issued under or pursuant to any statute of Canada or of any of the provinces or jurisdictions of Canada, or any other applicable law or regulatory authority (unless based solely on the activities or alleged activities of the Underwriters), or there is any change of law, regulation or policy or the interpretation or administration thereof, which, in the opinion of the Underwriters, acting reasonably, operates to materially prevent, restrict or affect trading in the Units or any Underlying Securities and which has not been rescinded, revoked or withdrawn or would reasonably be expected to have a material adverse effect on the market price or value of the Units or other securities of the Corporation;

(c) there shall have occurred any material change (actual, anticipated, contemplated or threatened, financial or otherwise), as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of the Corporation, or in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or condition (financial or otherwise), business or business prospects of the Corporation, or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation, or any change in a material fact, or the Underwriters become aware of any undisclosed material information, in any case which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Units or any other securities of the Corporation or the investment quality or marketability of the Units or any other securities of the Corporation;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation or any other occurrence of any nature whatsoever which, in the sole opinion of the Underwriters or any one of them, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation; or

(e) the Corporation shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

15.2 The Underwriters, or any of them, may exercise any or all of the rights provided for in sections 15.1 or 19.5 or Article 8 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts

including, without limitation, any act of the Underwriters related to the offering or continued offering of the Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to sections 15.1 or 19.5 or Article 8 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

15.3 Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Article 11, Article 12 or section 13.1.

15.4 If an Underwriter elects to terminate its obligations to purchase the Units as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in Article 11, the contribution rights referred to in Article 12 and the payment of the expenses referred to in section 13.1.

ARTICLE 16
UNDERWRITERS' SYNDICATE

16.1 Subject to the terms of this agreement, the obligation of the Underwriters to purchase the Units at the Closing Time will be several (and not joint nor joint and several) and will be limited to the percentage of the Units set out opposite the name of the respective Underwriter below:

Salman	60%; and
BMO Nesbitt Burns Inc.	40%.

Nothing in this section will obligate the Corporation to sell to any or all of the Underwriters, or the Underwriters to purchase, less than all of the Units.

16.2 The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to Article 15 which notice may be given by any Underwriter, or an agreement of settlement given under Article 11 or Article 12 which may be given only by the Underwriters affected thereby. The Lead Underwriter shall consult fully with the other Underwriter with respect to any such notice or other communication. Acceptance of this offer by the Corporation shall constitute their respective authority for accepting notification of any such matters from the Lead Underwriter.

16.3 The Corporation:

(a) acknowledges and agrees that each of the Underwriters has certain statutory obligations as a registrant under the Applicable Canadian Securities Laws and has fiduciary relationships with the Subscribers in connection with this transaction (its "**clients**");

(b) acknowledges and agrees that none of the Underwriters is a fiduciary of the Corporation; and

(c) consents to each of the Underwriters acting hereunder while continuing to act for its clients.

To the extent any Underwriter's statutory obligations as a registrant under Applicable Canadian Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, such Underwriter shall be entitled to fulfil its statutory obligations as a registrant under Applicable Canadian Securities Laws and its duties to its clients. Nothing in this agreement shall be interpreted to prevent any Underwriter from, fulfilling its statutory obligations as a registrant under Applicable Canadian Securities Laws or to act as a fiduciary of its clients.

ARTICLE 17
UNDERWRITERS COVENANTS

17.1 Each of the Underwriters covenants and agrees with the Corporation that it will:

(i) offer the Units for sale to the public only in those of the Qualifying Provinces in which it is appropriately registered to do so, and may, subject to the terms of this agreement, offer the Units for sale in the United States in the manner contemplated by Schedule "A" attached hereto, which is incorporated herein by reference;

(ii) conduct activities in connection with the proposed offer and sale of the Units in compliance with all the Applicable Canadian Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Firm established in connection with the distribution of the Units;

(iii) use all reasonable efforts to complete the distribution of the Units as soon as possible;

(iv) not to make use of any "greensheet" in respect of the Units without the approval of the Corporation and shall comply with Applicable Canadian Securities Laws with respect to the use of "greensheets" and any other marketing material during the waiting period;

(v) give prompt written notice to the Corporation when, in the opinion of the Underwriters, the distribution of the Units has ceased;

(vi) not solicit subscriptions for the Units, trade in Units or otherwise do any act in furtherance of a trade of Units outside of the Qualifying Provinces or, subject to section 17.1(i), in other jurisdictions outside of Canada; and

(vii) as soon as reasonably practicable after the Closing Date provide the Corporation with a breakdown of the number of Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Units, provide to the Corporation notice to that effect, if required by Applicable Canadian Securities Laws.

17.2 For the purposes of this Article 17, the Underwriters shall be entitled to assume that the Units may be lawfully offered for sale and sold in the Qualifying Provinces by duly qualified investment dealers and brokers under Applicable Canadian Securities Laws in the Qualifying Provinces, if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Corporation, of any circumstances that would legally prohibit such distribution.

(a) The Underwriters shall be entitled to offer the Units to certain purchasers in the United States in accordance with the terms set out in Schedule "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule shall be deemed to be incorporated by reference into this agreement.

(b) No Underwriter will be liable to the Corporation under this Article 17 with respect to a default by any of the other Underwriters but will be liable to the Corporation only for its own default.

ARTICLE 18
NOTICES

18.1 Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered:

(a) in the case of Grande Cache, to Suite 1610, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6, Attention: Robert H. Stan, Facsimile: (403) 543-7092; with a copy to Burnet, Duckworth & Palmer LLP, First Canadian Centre, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Fred Davidson, Facsimile: (403) 260-0337; and

(b) in the case of the Underwriters to the following addresses: Salman Partners Inc., Suite 2230, 885 West Georgia St., Vancouver, BC, V6C 3E8 Attention: Terry Salman, Facsimile: (604) 685-2453; in each case with a copy to Stikeman Elliott

LLP, 4300, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: David R.J. Lefebvre, Facsimile: (403) 266-7821.

18.2 Grande Cache and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by facsimile transmission and shall be deemed to have been given (a) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (b) in the case of a notice delivered or given by facsimile transmission, on the first Business Day following the day on which it is sent.

ARTICLE 19
MISCELLANEOUS

19.1 This agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and Grande Cache and their respective successors and legal representatives.

19.2 This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference to its conflicts of laws provisions. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

19.3 If any provision of this agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

19.4 Time shall be of the essence hereof and, following any waiver or indulgence by any party hereto, time shall again be of the essence hereof.

19.5 All representations, warranties, covenants and agreements of Grande Cache and the Underwriters herein contained or contained in documents submitted pursuant to this agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Units and the termination of this agreement and shall continue in full force and effect until the third anniversary of this agreement for the benefit of the Underwriters or Grande Cache, as the case may be, regardless of any subsequent disposition of the Units or the Underlying Securities or any investigation by or on behalf of the Underwriters with respect thereto. The Underwriters shall be entitled to rely on the representations and warranties of Grande Cache contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf. Grande Cache shall be entitled to rely on the representations and

warranties of the Underwriters contained herein notwithstanding any investigation which Grande Cache may undertake or which may be undertaken on its behalf.

19.6 Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this agreement and acceptance by each such party of any such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto in accordance with the terms hereof.

19.7 This agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

19.8 This agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters or any of them and Grande Cache with respect to this Offering including, without limitation, the engagement letter between Grande Cache and Salman dated March 15, 2006 and reconfirmed on March 16, 2006.

19.9 Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as any other party hereto may reasonably require from time to time for the purposes of giving effect to this agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this agreement.

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If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to Salman.

Yours very truly,

SALMAN PARTNERS INC.

By: (signed) Terrance K. Salman

BMO NESBITT BURNS INC.

By: (signed) Jamie Rogers

Accepted and agreed to by the undersigned as of the date of this letter first written above.

GRANDE CACHE COAL CORPORATION

By: (signed) Robert H. Stan

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among Grande Cache Coal Corporation, Salman Partners Inc. and BMO Nesbitt Burns Inc. made as of March 22, 2006.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units;

"Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer which is i) a foreign government; ii) a national of any foreign country; or iii) a corporation or other organization incorporated or organized under the laws of any foreign country;

"Foreign Private Issuer" means any Foreign Issuer other than a foreign government except an issuer meeting the following conditions: i) more than 50 percent of the issuer's outstanding voting securities are directly or indirectly held of record by residents of the United States; and ii) any of the following: 1. the majority of the executive officers or directors of the issuer are United States citizens or residents, or 2. more than 50 percent of the assets of the issuer are located in the United States, or 3. the business of the issuer is administered principally in the United States;

"General Solicitation or General Advertising" means "general solicitation" or "general advertising" as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by "general solicitation" or "general advertising";

"Institutional Accredited Investor" means those institutional "accredited investors" as specified in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Selling Firm**" means the dealers and brokers other than the Agents who participate in the offer and sale of the Units pursuant to the Agreement to which this Schedule "A" is attached;

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Placement Agent**" means, in the case of Salman Partners Inc. and BMO Nesbitt Burns Inc., their respectively duly registered broker-dealer affiliates in the United States;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which this Schedule "A" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter severally but not jointly acknowledges that the Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Underwriter severally but not jointly represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Units forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States to persons reasonably believed to be (i) Qualified Institutional Buyers in accordance with Rule 144A or (ii) Institutional Accredited Investors in accordance with another exemption from the registration requirements of the U.S. Securities Act.

2. Neither the Underwriter, its U.S. Placement Agent, nor any person acting on its or their behalf, has made or will make (except as permitted in paragraphs 3 through 9 below) (a) any offer to sell, or any solicitation of an offer to buy, any Units to any person in the United States, (b) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter reasonably believed that such purchaser was

outside the United States, or (c) any Directed Selling Efforts in the United States with respect to the Units.

3. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its U.S. Placement Agent, any Selling Firm members or with the prior written consent of the Corporation. It shall require each Selling Firm member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each Selling Firm member complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such Selling Firm member.

4. All offers and sales of the Units in the United States shall be made through the Underwriter's U.S. Placement Agent in compliance with all applicable United States broker-dealer requirements. Each such U.S. Placement Agent is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

5. Offers and sales of the Units in the United States by the Underwriter or its U.S. Placement Agent shall not be made by (a) any form of General Solicitation or General Advertising or (b) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6. Offers to sell and solicitations of offers to buy the Units shall be made in accordance with: (a) Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States which persons will each be deemed to have represented, warranted and agreed as provided in the U.S. Placement Memorandum; or (b) pursuant to another exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws to persons reasonably believed to be Institutional Accredited Investors which persons each execute and deliver to the Corporation, the Underwriters and their U.S. Placement Agents a purchaser's letter in the form set out in Exhibit "A" to the U.S. Placement Memorandum, as agreed by the Underwriters and the Corporation.

7. All purchasers of the Units in the United States purchasing pursuant to Rule 144A shall be informed by the Underwriter, or its U.S. Placement Agent, that the Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

8. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. Placement Agent, with a U.S. Private Placement Memorandum including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Units, the U.S. Private Placement Memorandum including the Prospectus.

9. At closing, each Underwriter, together with its U.S. Placement Agents selling Units in the United States, will provide a certificate, substantially in the form of Exhibit "A" to this Schedule "A" relating to the manner of the offer and sale of the Units in the United States or will be deemed to have represented that neither it nor its U.S. Placement Agents has offered or sold Units in the United States.

<u>Representations, Warranties and Covenants of the Corporation</u>

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Private Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares or the Warrants;

2. The Corporation is not now and as a result of the sale of the Units contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended;

3. Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration available under Section 4(2) of the U.S. Securities Act or Qualified Institutional Buyers in reliance upon the exemption from registration provided by Rule 144A, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Units to a person in the United States; or (b) any sale of Units unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4. During the period in which the Units are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts in the United States or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act to be unavailable for offers and sales of the Units in the United States in accordance with this Schedule "A", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sale of the Units outside the United States.

5. None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, any Units in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6. The Units are not, and as of the Closing Time will not be, and no securities of the same class as the Common Shares or Warrants are or will be, (a) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

7. The Corporation warrants and agrees that it will notify its transfer agent as soon as practicable upon it becoming a "domestic issuer" (as that term is defined in Regulation S).

8. For so long as any of the Common Shares or Warrants are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Common Shares or Warrants, or to any prospective purchaser of such Common Shares or Warrants designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

9. Except with respect to the offer and sale of the Units offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Units and would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Units.

EXHIBIT A
UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of units (the "**Securities**") of Grande Cache Coal Corporation (the "**Corporation**") to one or more U.S. institutional investors, the undersigned **[name of Underwriter]**, and **[name of U.S. broker-dealer affiliate of Underwriter]**, who has signed below in its capacity as placement agent in the United States (the "**U.S. Placement Agent**"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

(b) each offeree that or was in the United States at the time of such offer (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**")) was provided with a copy of the U.S. Private Placement, including the Canadian final prospectus dated March ●, 2006, and no other written material has been used by us in connection with the offering of the Securities;

(c) immediately prior to our transmitting such U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that (a) the offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) and, on the date hereof, we continue to believe that each person in the United States purchasing Securities from us is a Qualified Institutional Buyer or (b) the offeree was an Institutional Accredited Investor (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act) and prior to any sale to an Institutional Accredited Investor obtained from the offeree a purchaser's letter as appended to the U.S. Private Placement Memorandum;

(d) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act); and

(e) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __________ day of April, 2006.

[UNDERWRITER]	**[U.S. PLACEMENT AGENT]**
By: ______________________	By: ______________________
Name:	Name:
Title:	Title:

8.0 CERTIFICATION OF QUALIFICATIONS

The Certificate of Qualification of the WEIR employee that participated in the preparation of the Technical Report are presented in this section. Tom A. Tveten is a professional geologist, registered in the United States.

Tom A. Tveten

I, Tom A. Tveten, CPG

a) Am currently employed by:

Weir International, Inc.
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515

In the capacity of Chief Geologist.

b) Am a certified professional geologist with the American Institute of Professional Geologists and a registered geologist in the states of Indiana, Kentucky, Pennsylvania, Illinois and Wyoming, United States. Am also a Chartered Geologist with the Geological Society of London, England. A summary of my relevant experience follows:

Over 35 years of experience as a geologist. My experiences include the design and supervision of drilling and exploration projects and developmental analytical data, geologic mapping, reserve evaluation, mineability assessment, and development of geological databases for computer modeling. I have prepared reserve estimates for mining companies in Australia, Canada, South America, the United States and Venezuela.

Supplementary Qualifications Include:

- Experience in the interpretation of geophysical logs and coal seam correlation.
- Experienced in geologic investigations related to both surface and underground mining operations.

- Experienced in relating geological conditions to mining operations.
- Experienced in developing computer databases and modeling coal deposits throughout Australia, Canada, South Africa, the United States, and Venezuela.
- Experienced in litigation support relating to reserve quantity and quality.
- Conducted exploration and development work in all major United States Coal Basins.

c) I have read the definitions of "Qualified Person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the Purposes of NI 43-101.

d) Have been involved with the geology, resource and reserve aspects of the preparation of this report.

e) Am not aware of any material fact or material change with respect to the subject matter of this technical report that by omission to disclose would make the technical report misleading.

f) Am independent of the issuers applying all of the test in Section 1.5 of National Instrument 43-101.

g) Have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and form.

Dated this 22th day of June, 2006 at Downers Grove, Illinois, United States.

Tom A. Tveten
Chief Geologist
Weir International, Inc.

GRANDE CACHE COAL CORPORATION

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of holders of common shares of Grande Cache Coal Corporation (the "**Corporation**") held on July 31, 2006 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at six members.	Passed
2.	Ordinary resolution to approve the election of the six nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated June 30, 2006.	Passed
3.	Ordinary resolution to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.	Passed

File No. 82-34802

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

INCORPORATION

GRANDE CACHE COAL COMPANY INC.
WAS INCORPORATED IN ALBERTA ON 2000/07/24.

Articles of Incorporation
For
GRANDE CACHE COAL COMPANY INC.

Share Structure:	ONE CLASS A VOTING COMMON
Share Transfers Restrictions:	SCHEDULE B - PRIVATE COMPANY LIMITED TO 50 SHAREHOLDERS. TRANSFER SUBJECT TO APPROVAL OF BOARD OF DIRECTORS.
Number of Directors:	
Min Number of Directors:	1
Max Number of Directors:	5
Business Restricted To:	N/A
Business Restricted From:	N/A
Other Provisions:	N/A

Registration Authorized By: RICHARD HILLARY
INCORPORATOR

Incorporate Alberta Corporation - Registration Statement

Service Request Number:	2180233
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	GRANDE CACHE COAL COMPANY INC.
French Equivalent Name:	
Nuans Number:	67919724
Nuans Date:	2000/07/12
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	1250, 144 - 4TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N4

RECORDS ADDRESS

Street:	1250, 144 - 4TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N4

ADDRESS FOR SERVICE BY MAIL

Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	

Share Structure:	ONE CLASS A VOTING COMMON
Share Transfers Restrictions:	SCHEDULE B - PRIVATE COMPANY LIMITED TO 50 SHAREHOLDERS. TRANSFER SUBJECT TO APPROVAL OF BOARD OF DIRECTORS.
Number Of Directors:	

Min Number Of Directors:	1
Max Number Of Directors:	5
Business Restricted To:	N/A
Business Restricted From:	N/A
Other Provisions:	N/A

Professional Endorsement Provided:	
Future Dating Required:	
Registration Date:	2000/07/24

Director

Last Name:	HILLARY
First Name:	RICHARD
Middle Name:	B.
Street / Box Number:	1250, 144 - 4TH AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2R 3N4
Country:	
Appointment Date:	2000/07/24
Resident Canadian:	Y
Status:	Active

Last Name:	DECKER
First Name:	JAMES
Middle Name:	
Street / Box Number:	1250, 144 - 4TH AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N4
Country:	
Appointment Date:	2000/07/24
Resident Canadian:	Y
Status:	Active

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	2000/07/24

Registration Authorized By: RICHARD HILLARY
INCORPORATOR

Articles Of Incorporation

Business Corporations Act
Section

1. Name of Corporation

GRANDE CACHE COAL COMPANY INC.

2. The classes of shares, and any maximum number of shares that the corporation is authorized to issue:

one Class A voting common

3. Restrictions on share transfers *(if any)*:

Schedule B - private company limited to 50 shareholders
Transfer subject to approval of Board of Directors

4. Number, or minimum and maximum number, of directors that the corporation may have:

1 - 5

5. If the corporation is restricted FROM carrying on a certain business, or restricted TO carrying on a certain business, specify the restriction(s):

N/A

6. Other rules or provisions *(if any)*:

7. Date authorized by Incorporators: 2000/07/12
Year / Month / Day

Incorporators

Name of Person Authorizing *(please print)*	Address: *(including postal code)*
RICHARD B HILLARY	#1250 - 144 - 4th Ave SW Calgary Alberta T2P 3N4
Identification: AB DL 43398-866	
Name of Person Authorizing *(please print)*	Address: *(including postal code)*
Identification	
Name of Person Authorizing *(please print)*	Address: *(including postal code)*
Identification	
Name of Person Authorizing *(please print)*	Address: *(including postal code)*
Identification	

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 - 102 Street, Edmonton, Alberta T5J 4L4, (403) 422-2362

REG 3047 (98/04)

SCHEDULE "B"

1. The number of members of the corporation, exclusive of (a) persons who are in its employment and are shareholders of the corporation and (b) persons who, having been formerly in the employment of the corporation , were, while in that employment, shareholders of the corporation and have continued to be shareholders of the corporation after termination of that employment, is limited to fifty, (50) persons who are joint registered owners of one (1) or more shares being counted as one (1) shareholder.

2. Any invitation to the public to subscribe for the securities of the corporation is prohibited.

3. The corporation has a lien on shares registered in the name of a shareholder for a debt to the corporation.

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

GRANDE CACHE COAL COMPANY INC.
AMENDED ITS ARTICLES ON 2000/11/03.

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

GRANDE CACHE COAL COMPANY INC.
AMENDED ITS ARTICLES ON 2001/03/16.

REGISTRAR OF CORPORATIONS

BUSINESS CORPORATIONS ACT
(Section 27 or 171)

Alberta
Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

GRANDE CACHE COAL COMPANY INC.

2. CORPORATE ACCESS NUMBER:

208894378

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 167(1)(k) of the *Business Corporations Act* of Alberta (the "Act"), the Articles of the Corporation be amended by changing the maximum number of directors from five (5) to ten (10).

DATE:	SIGNATURE	TITLE
March 21st, 2001	RICHARD B. HILLARY	Director

tim\artAmendCache2

BUSINESS CORPORATIONS ACT
(Section 27 or 171)

Alberta
Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER:
GRANDE CACHE COAL COMPANY INC.	**208894378**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 167(1)(e) of the *Business Corporations Act* of Alberta (the "Act"), the Articles of the Corporation be amended by adding shares designated as Class B Preferred Shares with the rights, privileges, restrictions and conditions attached to each such shares as specified in Schedule "A" hereto.

DATE:	SIGNATURE	TITLE
October 31, 2000	[signature] RICHARD B. HILLARY	Director

pr:artAmendCache

SCHEDULE "A"
TO
THE ARTICLES OF AMENDMENT
OF

GRANDE CACHE COAL COMPANY INC.

A. **GRANDE CACHE COAL COMPANY INC.** (the "Corporation") is authorized to issue an unlimited number of Class B Preferred Shares with the following rights, privileges, restrictions and conditions:

1. Voting Rights - The holders of the Class B Preferred Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

2. Dividends - A dividend may be declared to holders of each of the Class B Preferred Shares as and when determined by the directors of the Corporation without a similar dividend at that time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of any one or more of the series of Class B Preferred Shares to the exclusion of holders of any other class or any series of shares of the Corporation. The dividend may be declared payable in money, property or by the issuance of shares of the class of shares for which the dividend has been declared. The Corporation shall not declare or pay a dividend to holders of Class B Preferred shares if the Corporation cannot meet the solvency or realizable asset value tests specified by the Act or if the declaration or payment will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

3. Rights on Dissolution - Holders of shares of each of the Class B Preferred Shares shall be entitled, *pari passu* with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

4. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the Class B Preferred Shareholder, retract some or all of the holder's Class B Preferred Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Class B Preferred Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the *Act*, or such other legislation as is in effect from time to time.

   In the case of the redemption of Class B Preferred Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Class B Preferred Shares to be redeemed in writing of the Corporation's intention to redeem such Class B Preferred Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if part only of the Class B Preferred Shares are to be redeemed, the numbers thereof so to be redeemed. The

redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Class B Preferred Shares.

On or after the date specified for redemption of Class B Preferred Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Class B Preferred Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Class B Preferred Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Class B Preferred Shares, the certificates shall be cancelled and the Class B Preferred Shares represented thereby shall be deemed to be redeemed. If part only of the Class B Preferred Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Class B Preferred Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Class B Preferred Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Class B Preferred Shares which have been called for redemption and the Class B Preferred Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Class B Preferred Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Class B Preferred Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Class B Preferred Shares. The Class B Preferred Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Class B Preferred Shares provided herein, the Corporation may purchase or otherwise acquire all Class B Preferred Shares pursuant to section 35 of the Act.

5. <u>Priorities</u> - The Class B Preferred Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Class B Preferred Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

6. Amendments - Except as may be otherwise specifically provided by law, the Class B Preferred Shares may be amended by the Corporation with the approval of all of the holders of Class B Preferred Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Class B Preferred Shares being present in person or represented by proxy.

7. Ranking - So long as any Class B Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of Class B Preferred Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Class B Preferred Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

8. Series Issuance - Class B Preferred Shares may be issued by the Corporation, at any time and from time to time, in one or more series. Each series shall be assigned such designation, shall be comprised of such number of Class B Preferred Shares and shall have attached such additional rights, privileges, restrictions and conditions as the directors of the Corporation may determine and fix prior to the issuance of any such series.

B. **GRANDE CACHE COAL COMPANY INC.** (the "Corporation") The Corporation is authorized to issue up to 2,500,000 Class B Preferred Shares, Series I (the "Series I Shares") with the following rights, privileges, restrictions and conditions:

1. Voting Rights - The holders of the Series I Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

2. Dividends - Holders of Series I Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series I Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series I Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series I Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the Act or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

3. Rights on Dissolution - Holders of shares of each of the Series I Shares shall be entitled, *pari passu* with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

4. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series I Shares, retract some or all of the holder's Series I Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series I Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the *Act*, or such other legislation as is in effect from time to time.

In the case of the redemption of Series I Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series I Shares to be redeemed in writing of the Corporation's intention to redeem such Series I Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if part only of the Series I Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series I Shares.

On or after the date specified for redemption of Series I Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series I Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series I Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Series I Shares, the certificates shall be cancelled and the Series I Shares represented thereby shall be deemed to be redeemed. If part only of the Series I Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series I Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series I Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series I Shares which have been called for redemption and the Series I Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series I Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series I Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series I Shares. The Series I Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive,

without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series I Shares provided herein, the Corporation may purchase or otherwise acquire all Series I Shares pursuant to section 35 of the Act.

5. Priorities - The Series I Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series I Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

6. Amendments - Except as may be otherwise specifically provided by law, the Series I Shares may be amended by the Corporation with the approval of all of the holders of Series I Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series I Shares being present in person or represented by proxy.

7. Ranking - So long as any Series I Shares are outstanding, the Corporation shall not, without the approval of the holders of Series I Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series I Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

GRANDE CACHE COAL COMPANY INC.
AMENDED ITS ARTICLES ON 2001/10/01.

BUSINESS CORPORATIONS ACT
(Section 27 or 171)

Alberta
Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1.	NAME OF CORPORATION:	2.	CORPORATE ACCESS NUMBER:
	GRANDE CACHE COAL COMPANY INC.		**208894378**

---

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 167(1)(e) of the *Business Corporations Act* of Alberta (the "ABCA"), the Articles of the Corporation be amended by changing the designation of the "one Class A voting common" shares of the Corporation to "an unlimited number of Class A voting common shares with the rights, privileges and conditions evidenced in the **Schedule of Share Capital**" attached hereto.

Pursuant to Section 167(1)(g) of the Business Corporations Act of Alberta (the "ABCA"), the Articles of the Corporation be amended by dividing the Class B Preferred Shares further, by creating **200,000 Series II Shares** and **1,000,000 Series III Shares** with the rights, privileges, restrictions and conditions attached to each such shares as specified in the **Schedule of Share Capital** attached hereto.

Pursuant to Section 167(1)(l) of the Business Corporations Act of Alberta (the "ABCA"), the Articles of the Corporation be amended by deleting the restrictions on transfer of shares currently noted as "Schedule B - Private Company limited to 50 shareholders. Transfer subject to approval of board of directors" and adding the attached **Schedule of Private Company Restrictions**.

Pursuant to Section 167(1)(m) of the Business Corporations Act of Alberta (the "ABCA"), the Articles of the Corporation be amended by deleting "N/A" under "Other Provisions" and adding the attached **Schedule of Other Provisions**.

DATE:	SIGNATURE	TITLE
September 28, 2001	[signature] RICHARD B. HILLARY	Director

\\Pvl04\andy\tim\artAmendCache4.wpd

SCHEDULE OF SHARE CAPITAL

TO THE
ARTICLES OF AMENDMENT
OF

GRANDE CACHE COAL COMPANY INC.

CLASS A VOTING COMMON SHARES

A. The rights, privileges, restrictions and conditions that attach to the unlimited number of Class A Voting Common Shares and that govern the holders thereof are hereinafter specified.

1. Voting Rights - The holders of Class A Voting Common Shares shall be entitled to receive notice of and to attend and vote at meetings of shareholders of the Corporation, except meetings at which only holders of a specified class or series of a class of shares are entitled to receive notice of and to attend and vote at or unless the meeting has been called by the Corporation to consider amendments to the rights of the holders of such shares. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

2. Dividends - A dividend may be declared to holders of the Class A Voting Common Shares as and when determined by the directors of the Corporation without a similar dividend at that time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of the Class A Voting Common Shares to the exclusion of holders of any other class or any series of shares of the Corporation. The dividend may be declared payable in money, property or by the issuance of shares of the class of shares for which the dividend has been declared. The Corporation shall not declare or pay a dividend to holders of Class A Voting Common Shares if the Corporation cannot meet the solvency or realizable asset value tests specified by the *Business Corporations Act* (the "ABCA") or if the declaration or payment will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Class B Preferred Shares. Notwithstanding the above, dividends shall not be declared to holder of Class A Voting Common Shares until such time as all of the issued and outstanding Class B Preferred Shares have been redeemed.

3. Rights on Dissolution - Holders of the Class A Voting Common Shares shall be entitled to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Class B Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

CLASS B PREFERRED SHARES

B. **GRANDE CACHE COAL COMPANY INC.** (the "Corporation") The Corporation is authorized to issue up to 200,000 Class B Preferred Shares, Series II (the "Series II Shares") with the following rights, privileges, restrictions and conditions:

1. Voting Rights - The holders of the Series II Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

2. Dividends - Holders of Series II Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series II Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series II Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series II Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the ABCA or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

3. Rights on Dissolution - Holders of shares of each of the Series II Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

4. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series II Shares, retract some or all of the holder's Series II Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series II Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the ABCA, or such other legislation as is in effect from time to time.

In the case of the redemption of Series II Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series II Shares to be redeemed in writing of the Corporation's intention to redeem such Series II Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if only part of the Series II Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series II Shares.

On or after the date specified for redemption of Series II Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series II Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series II Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Series II Shares, the certificates shall be cancelled and the Series II Shares represented thereby shall be deemed to be redeemed. If only part of the Series II Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series II Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series II Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series II Shares which have been called for redemption and the Series II Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series II Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series II Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series II Shares. The Series II Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series II Shares provided herein, the Corporation may purchase or otherwise acquire all Series II Shares pursuant to section 35 of the ABCA.

5. Priorities - The Series II Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series II Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

6. Amendments - Except as may be otherwise specifically provided by law, the Series II Shares may be amended by the Corporation with the approval of all of the holders of Series II Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series II Shares being present in person or represented by proxy.

7. Ranking - So long as any Series II Shares are outstanding, the Corporation shall not, without the approval of the holders of Series II Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series II Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

C. **GRANDE CACHE COAL COMPANY INC.** (the "Corporation") The Corporation is authorized to issue up to 200,000 Class B Preferred Shares, Series III (the "Series III Shares") with the following rights, privileges, restrictions and conditions:

1. Voting Rights - The holders of the Series III Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

2. Dividends - Holders of Series III Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series III Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series III Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend

to holders of Series III Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the ABCA or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

3. Rights on Dissolution - Holders of shares of each of the Series III Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

4. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series III Shares, retract some or all of the holder's Series III Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series III Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the ABCA, or such other legislation as is in effect from time to time.

In the case of the redemption of Series III Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series III Shares to be redeemed in writing of the Corporation's intention to redeem such Series III Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if only part of the Series III Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series III Shares.

On or after the date specified for redemption of Series III Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series III Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series III Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Series III Shares, the certificates shall be cancelled and the Series III Shares represented thereby shall be deemed to be redeemed. If only part of the Series III Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series III Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series III Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series III Shares which have been called for redemption and the Series III Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series III Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series III Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series III Shares. The Series III Shares for

which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series III Shares provided herein, the Corporation may purchase or otherwise acquire all Series III Shares pursuant to section 35 of the ABCA.

5. Priorities - The Series III Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series III Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

6. Amendments - Except as may be otherwise specifically provided by law, the Series III Shares may be amended by the Corporation with the approval of all of the holders of Series III Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series III Shares being present in person or represented by proxy.

7. Ranking - So long as any Series III Shares are outstanding, the Corporation shall not, without the approval of the holders of Series III Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series III Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

SCHEDULE OF PRIVATE COMPANY RESTRICTIONS

TO THE

ARTICLES OF INCORPORATION

OF

GRANDE CACHE COAL COMPANY INC.

---

1. The transfer of shares of **GRANDE CACHE COAL COMPANY INC.** (the "Corporation") is restricted. No shares of the capital of the Corporation may be transferred without the approval of a majority of the directors of the Corporation.

2. The number of issued and outstanding securities of the Corporation are, counting any 2 or more joint registered owners of a security as one beneficial holder, beneficially owned, directly or indirectly, by not more than 50 persons or companies exclusive of:

   a. persons that are employed by the Corporation or an affiliate of the Corporation; or

   b. persons that beneficially owned, directly or indirectly, securities of the Corporation while employed by the Corporation or an affiliate of the Corporation and, at all times since ceasing to be so employed, have continued to beneficially own at least one security of the Corporation.

3. Any invitation to the public to subscribe for securities of the Corporation is prohibited.

4. The words used in this Schedule of Private Company Restrictions shall have the meaning ascribed to them in the *Securities Act* (Alberta).

SCHEDULE OF OTHER PROVISIONS

TO THE

ARTICLES OF INCORPORATION

OF

GRANDE CACHE COAL COMPANY INC.

---

1. **GRANDE CACHE COAL COMPANY INC.** (the "Corporation") has a lien on shares registered in the name of a shareholder or the legal representative of a shareholder for any debt of that shareholder to the Corporation.

2. The board of directors of the Corporation may, between annual meetings appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

Historical Correct Legal Entity - Proof of Correction

Correction Date: 2001/06/15 01:01 PM

Service Request Number:	3041570
Corporate Access Number:	208894378
Legal Entity Name:	GRANDE CACHE COAL COMPANY INC.
Legal Entity Type:	Alberta Business Corporation
Registration Date:	2000/07/24
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	GRANDE CACHE COAL COMPANY INC.
Legal Entity Status:	Active
Nuans Number:	67919724
Nuans Date:	2000/07/12

REGISTERED ADDRESS

Street:	1250, 144 - 4TH AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N4

RECORDS ADDRESS

Street:	1250, 144 - 4TH AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N4

Share Structure:	ONE CLASS A VOTING COMMON AND CLASS B PREFERRED SHARES WITH THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO EACH SUCH SHARES AS SPECIFIED IN SCHEDULE "A" HERETO.
Max Number Of Directors:	5
Min Number Of Directors:	1
Business Restricted To:	N/A
Business Restricted From:	N/A
Share Transfers Restrictions:	SCHEDULE B - PRIVATE COMPANY LIMITED TO 50 SHAREHOLDERS. TRANSFER SUBJECT TO APPROVAL OF BOARD OF DIRECTORS.
Other Provisions:	N/A

Certificate Required: N
Date Structure Change Filed: 2000/11/03
BCA Section/Subsection: 167(1)(D) AND 167(1)(G)

Registration Authorized By: TIMOTHY S. HOAR
AGENT OF CORPORATION

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number:	2443499
Corporate Access Number:	208894378
Legal Entity Name:	GRANDE CACHE COAL COMPANY INC.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	GRANDE CACHE COAL COMPANY INC.
New French Equivalent Name:	
Nuans Number:	67919724
Nuans Date:	2000/07/12
French Nuans Number:	
French Nuans Date:	
Share Structure:	ONE CLASS A VOTING COMMON AND CLASS B PREFERRED SHARES WITH THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO EACH SUCH SHARES AS SPECIFIED IN SCHEDULE "A" HERETO.
Share Transfers Restrictions:	SCHEDULE B - PRIVATE COMPANY LIMITED TO 50 SHAREHOLDERS. TRANSFER SUBJECT TO APPROVAL OF BOARD OF DIRECTORS.
Number Of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	5
Business Restricted To:	N/A
Business Restricted From:	N/A
Other Provisions:	N/A
BCA Section/Subsection:	167(1)(D) AND 167(1)(G)
Professional Endorsement Provided:	
Future Dating Required:	
Amendment Date:	2000/11/03

Annual Return

No Records returned

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2000/11/03

Registration Authorized By: TIMOTHY S. HOAR
AGENT OF CORPORATION

STATUTORY DECLARATION

CANADA PROVINCE OF ALBERTA TO WIT:	)))))	IN THE MATTER OF THE REGISTRATION OF ARTICLES OF AMENDMENT OF GRANDE CACHE COAL COMPANY INC., CORPORATE ACCESS NUMBER 208894378 ON NOVEMBER 3, 2000 UNDER SERVICE REQUEST 2443499

I, ANDREA WILLIS, of the City of Calgary, in the Province of Alberta, do solemnly declare that:

1. I am a Level III Corporate Registry Accredited Provider and as such have personal knowledge of the facts and matters hereinafter deposed to;

2. I did, on the 3rd day of November, 2000 file Articles of Amendment for Grande Cache Coal Company Inc., Corporate Access Number 208894378 (the "Corporation") under Service Request #2443499 to add to its articles a new class of shares designated as Class B Preferred Shares (the "Amendment") and to authorize the issuance of 2,500,000 Class B Preferred Shares, Series I (the "Issuance").

3. The Amendment was filed pursuant to subsection 167(1)(e) of the *Business Corporations Act* (Alberta) (the "Act").

4. I am advised by Corporate Registry and do verily believe that the subsection under which the Amendment was filed is incorrect.

5. I believe that the Amendment should have been filed pursuant to subsection 167(1)(d) of the Act.

6. I believe that the Issuance should have been filed pursuant to subsection 167(1)(g) of the Act.

6. I make this declaration in order to induce the correction of the filing to reflect that the Amendment was filed pursuant to be subsection 167(1)(d) and that the Issuance was filed pursuant to subsection 167(1)(g) of the Act.

7. I make this solemn declaration conscientiously believing it to be true and knowing it is of the same force and effect as if made under oath.

Declared before me at the City of Calgary, in the Province of Alberta, on the 6th day of June, 2001

[signature]

A Commissioner for Oaths in and for the Province of Alberta

[signature]

ANDREA WILLIS

cr\statdecFiling

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

GRANDE CACHE COAL COMPANY INC.
AMENDED ITS ARTICLES ON 2002/01/04.

BUSINESS CORPORATIONS ACT
(Section 27 or 171)

Alberta
Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1.	NAME OF CORPORATION:	2.	CORPORATE ACCESS NUMBER:
	GRANDE CACHE COAL COMPANY INC.		**208894378**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 167(1)(g) of the Business Corporations Act of Alberta (the "ABCA"), the Articles of the Corporation be amended by creating an additional **800,000 Class B Preferred Shares, Series III** with the rights, privileges, restrictions and conditions attached to such shares as specified in the **Schedule of Share Capital** attached hereto.

DATE:	SIGNATURE	TITLE
December 13th, 2001	RICHARD B. HILLARY	Director

C:\My Documents\Andy\tim\artAmendCache5.wpd

SCHEDULE OF SHARE CAPITAL

TO THE
ARTICLES OF AMENDMENT
OF

GRANDE CACHE COAL COMPANY INC.
(The "Corporation")

---

1. CLASS A VOTING COMMON SHARES

The Corporation is authorized to issue an unlimited number of Class A Voting Common Shares with the rights, privileges, restrictions and conditions that attach to the unlimited number of Class A Voting Common Shares and that govern the holders thereof are hereinafter specified.

a. Voting Rights - The holders of Class A Voting Common Shares shall be entitled to receive notice of and to attend and vote at meetings of shareholders of the Corporation, except meetings at which only holders of a specified class or series of a class of shares are entitled to receive notice of and to attend and vote at or unless the meeting has been called by the Corporation to consider amendments to the rights of the holders of such shares. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - A dividend may be declared to holders of the Class A Voting Common Shares as and when determined by the directors of the Corporation without a similar dividend at that time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of the Class A Voting Common Shares to the exclusion of holders of any other class or any series of shares of the Corporation. The dividend may be declared payable in money, property or by the issuance of shares of the class of shares for which the dividend has been declared. The Corporation shall not declare or pay a dividend to holders of Class A Voting Common Shares if the Corporation cannot meet the solvency or realizable asset value tests specified by the *Business Corporations Act* (the "ABCA") or if the declaration or payment will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Class B Preferred Shares. Notwithstanding the above, dividends shall not be declared to holder of Class A Voting Common Shares until such time as all of the issued and outstanding Class B Preferred Shares have been redeemed.

c. Rights on Dissolution - Holders of the Class A Voting Common Shares shall be entitled to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Class B Preferred

Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

CLASS B PREFERRED SHARES

2. The Corporation is authorized to issue an unlimited number of Class B Preferred Shares with the following rights, privileges, restrictions and conditions:

   a. Voting Rights - The holders of the Class B Preferred Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

   b. Dividends - A dividend may be declared to holders of each of the Class B Preferred Shares as and when determined by the directors of the Corporation without a similar dividend at that time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of any one or more of the series of Class B Preferred Shares to the exclusion of holders of any other class or any series of shares of the Corporation. The dividend may be declared payable in money, property or by the issuance of shares of the class of shares for which the dividend has been declared. The Corporation shall not declare or pay a dividend to holders of Class B Preferred shares if the Corporation cannot meet the solvency or realizable asset value tests specified by the Act or if the declaration or payment will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

   c. Rights on Dissolution - Holders of shares of each of the Class B Preferred Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

   d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the Class B Preferred Shareholder, retract some or all of the holder's Class B Preferred Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Class B Preferred Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the Act, or such other legislation as is in effect from time to time.

In the case of the redemption of Class B Preferred Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Class B Preferred Shares to be redeemed in writing of the Corporation's intention to redeem such Class B Preferred Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if part only of the Class B Preferred Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Class B Preferred Shares.

On or after the date specified for redemption of Class B Preferred Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Class B Preferred Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Class B Preferred Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Class B Preferred Shares, the certificates shall be cancelled and the Class B Preferred Shares represented thereby shall be deemed to be redeemed. If part only of the Class B Preferred Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Class B Preferred Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Class B Preferred Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Class B Preferred Shares which have been called for redemption and the Class B Preferred Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Class B Preferred Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Class B Preferred Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Class B Preferred Shares. The Class B Preferred Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Class B Preferred Shares provided herein, the Corporation may purchase or otherwise acquire all Class B Preferred Shares pursuant to section 35 of the Act.

e. Priorities - The Class B Preferred Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Class B Preferred Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Class B Preferred Shares may be amended by the Corporation with the approval of all of the holders of Class B Preferred Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Class B Preferred Shares being present in person or represented by proxy.

g. Ranking - So long as any Class B Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of Class B Preferred Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Class B Preferred Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

h. Series Issuance - Class B Preferred Shares may be issued by the Corporation, at any time and from time to time, in one or more series. Each series shall be assigned such designation, shall be comprised of such number of Class B Preferred Shares and shall have attached such additional rights, privileges, restrictions and conditions as the directors of the Corporation may determine and fix prior to the issuance of any such series.

CLASS B PREFERRED SHARES, SERIES I

3. The Corporation is authorized to issue up to 2,500,000 Class B Preferred Shares, Series I (the "Series I Shares") with the following rights, privileges, restrictions and conditions:

a. Voting Rights - The holders of the Series I Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - Holders of Series I Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the

redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series I Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series I Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series I Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the Act or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. Rights on Dissolution - Holders of shares of each of the Series I Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series I Shares, retract some or all of the holder's Series I Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series I Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the Act, or such other legislation as is in effect from time to time.

In the case of the redemption of Series I Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series I Shares to be redeemed in writing of the Corporation's intention to redeem such Series I Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if part only of the Series I Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series I Shares.

On or after the date specified for redemption of Series I Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series I Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series I Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice.

Upon presentation and surrender of the certificates for such Series I Shares, the certificates shall be cancelled and the Series I Shares represented thereby shall be deemed to be redeemed. If part only of the Series I Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series I Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series I Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series I Shares which have been called for redemption and the Series I Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series I Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series I Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series I Shares. The Series I Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series I Shares provided herein, the Corporation may purchase or otherwise acquire all Series I Shares pursuant to section 35 of the Act.

e. Priorities - The Series I Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series I Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Series I Shares may be amended by the Corporation with the approval of all of the holders of Series I Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series I Shares being present in person or represented by proxy.

g. Ranking - So long as any Series I Shares are outstanding, the Corporation shall not, without the approval of the holders of Series I Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series I Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

CLASS B PREFERRED SHARES, SERIES II

4. The Corporation is authorized to issue up to 200,000 Class B Preferred Shares, Series II (the "Series II Shares") with the following rights, privileges, restrictions and conditions:

a. Voting Rights - The holders of the Series II Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - Holders of Series II Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series II Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series II Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series II Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the ABCA or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. Rights on Dissolution - Holders of shares of each of the Series II Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series II Shares, retract some or all of the holder's Series II Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series II Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms

of Section 34 of the ABCA, or such other legislation as is in effect from time to time.

In the case of the redemption of Series II Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series II Shares to be redeemed in writing of the Corporation's intention to redeem such Series II Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if only part of the Series II Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series II Shares.

On or after the date specified for redemption of Series II Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series II Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series II Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Series II Shares, the certificates shall be cancelled and the Series II Shares represented thereby shall be deemed to be redeemed. If only part of the Series II Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series II Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series II Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series II Shares which have been called for redemption and the Series II Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series II Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series II Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series II Shares. The Series II Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series II Shares provided herein, the Corporation may purchase or otherwise acquire all Series II Shares pursuant to section 35 of the ABCA.

e. Priorities - The Series II Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series II Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Series II Shares may be amended by the Corporation with the approval of all of the holders of Series II Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series II Shares being present in person or represented by proxy.

g. Ranking - So long as any Series II Shares are outstanding, the Corporation shall not, without the approval of the holders of Series II Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series II Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

CLASS B PREFERRED SHARES, SERIES III

5. The Corporation is authorized to issue up to 1,000,000 Class B Preferred Shares, Series III (the "Series III Shares") with the following rights, privileges, restrictions and conditions:

a. Voting Rights - The holders of the Series III Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - Holders of Series III Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series III Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series III Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series III Shares if the Corporation cannot meet the

solvency or the realizable asset value tests specified by the ABCA or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. <u>Rights on Dissolution</u> - Holders of shares of each of the Series III Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. <u>Retraction by the Corporation</u> - The Corporation may, upon ten (10) days written notice to the holders of Series III Shares, retract some or all of the holder's Series III Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series III Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the ABCA, or such other legislation as is in effect from time to time.

In the case of the redemption of Series III Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series III Shares to be redeemed in writing of the Corporation's intention to redeem such Series III Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if only part of the Series III Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series III Shares.

On or after the date specified for redemption of Series III Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series III Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series III Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Series III Shares, the certificates shall be cancelled and the Series III Shares represented thereby shall be deemed to be redeemed. If only part of the Series III Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series III Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series III Shares called for redemption shall not be entitled to exercise any of the rights in respect of

such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series III Shares which have been called for redemption and the Series III Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series III Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series III Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series III Shares. The Series III Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series III Shares provided herein, the Corporation may purchase or otherwise acquire all Series III Shares pursuant to section 35 of the ABCA.

e. Priorities - The Series III Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series III Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Series III Shares may be amended by the Corporation with the approval of all of the holders of Series III Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series III Shares being present in person or represented by proxy.

g. Ranking - So long as any Series III Shares are outstanding, the Corporation shall not, without the approval of the holders of Series III Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series III Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

GRANDE CACHE COAL COMPANY INC.
AMENDED ITS ARTICLES ON 2002/04/15.

BUSINESS CORPORATIONS ACT
(Section 27 or 171)

Alberta
Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1.	NAME OF CORPORATION:	2.	CORPORATE ACCESS NUMBER:
	GRANDE CACHE COAL COMPANY INC.		**208894378**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 173(1)(g) of the Business Corporations Act of Alberta (the "ABCA"), the Articles of the Corporation be amended by dividing the Class B Preferred Shares to create **Class B Preferred Shares, Series IV** with the rights, privileges, restrictions and conditions attached to such shares as specified in the **Schedule of Share Capital** attached hereto and the Corporation fixes the number of **Class B Preferred Shares, Series IV** at 1,500,000.

DATE:	SIGNATURE	TITLE
April 15, 2002	RICHARD B. HILLARY	Director

BUSINESS CORPORATIONS ACT
~~(Section 27 or 171)~~

Alberta
Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1.	NAME OF CORPORATION:	2.	CORPORATE ACCESS NUMBER:
	GRANDE CACHE COAL COMPANY INC.		**208894378**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 173(1)(g) of the Business Corporations Act of Alberta (the "ABCA"), the Articles of the Corporation be amended by dividing the Class B Preferred Shares to create **Class B Preferred Shares, Series IV** with the rights, privileges, restrictions and conditions attached to such shares as specified in the **Schedule of Share Capital** attached hereto and the Corporation fixes the number of **Class B Preferred Shares, Series IV** at 1,500,000.

DATE:	SIGNATURE	TITLE
April 15, 2002	RICHARD B. HILLARY	Director

SCHEDULE OF SHARE CAPITAL

TO THE
ARTICLES OF AMENDMENT
OF

GRANDE CACHE COAL COMPANY INC.
(The "Corporation")

---

1. CLASS A VOTING COMMON SHARES

The Corporation is authorized to issue an unlimited number of Class A Voting Common Shares with the rights, privileges, restrictions and conditions that attach to the unlimited number of Class A Voting Common Shares and that govern the holders thereof are hereinafter specified.

a. Voting Rights - The holders of Class A Voting Common Shares shall be entitled to receive notice of and to attend and vote at meetings of shareholders of the Corporation, except meetings at which only holders of a specified class or series of a class of shares are entitled to receive notice of and to attend and vote at or unless the meeting has been called by the Corporation to consider amendments to the rights of the holders of such shares. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - A dividend may be declared to holders of the Class A Voting Common Shares as and when determined by the directors of the Corporation without a similar dividend at that time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of the Class A Voting Common Shares to the exclusion of holders of any other class or any series of shares of the Corporation. The dividend may be declared payable in money, property or by the issuance of shares of the class of shares for which the dividend has been declared. The Corporation shall not declare or pay a dividend to holders of Class A Voting Common Shares if the Corporation cannot meet the solvency or realizable asset value tests specified by the *Business Corporations Act* (the "ABCA") or if the declaration or payment will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Class B Preferred Shares. Notwithstanding the above, dividends shall not be declared to holder of Class A Voting Common Shares until such time as all of the issued and outstanding Class B Preferred Shares have been redeemed.

c. Rights on Dissolution - Holders of the Class A Voting Common Shares shall be entitled to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Class B Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

2. CLASS B PREFERRED SHARES

The Corporation is authorized to issue an unlimited number of Class B Preferred Shares with the following rights, privileges, restrictions and conditions:

a. Voting Rights - The holders of the Class B Preferred Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - A dividend may be declared to holders of each of the Class B Preferred Shares as and when determined by the directors of the Corporation without a similar dividend at that time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of any one or more of the series of Class B Preferred Shares to the exclusion of holders of any other class or any series of shares of the Corporation. The dividend may be declared payable in money, property or by the issuance of shares of the class of shares for which the dividend has been declared. The Corporation shall not declare or pay a dividend to holders of Class B Preferred shares if the Corporation cannot meet the solvency or realizable asset value tests specified by the Act or if the declaration or payment will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. Rights on Dissolution - Holders of shares of each of the Class B Preferred Shares shall be entitled, pari` passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the Class B Preferred Shareholder, retract some or all of the holder's Class B Preferred Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Class B Preferred Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the Act, or such other legislation as is in effect from time to time.

In the case of the redemption of Class B Preferred Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Class B Preferred Shares to be redeemed in writing of the Corporation's intention to redeem such Class B Preferred Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if part only of the Class B Preferred Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall

be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Class B Preferred Shares.

On or after the date specified for redemption of Class B Preferred Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Class B Preferred Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Class B Preferred Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Class B Preferred Shares, the certificates shall be cancelled and the Class B Preferred Shares represented thereby shall be deemed to be redeemed. If part only of the Class B Preferred Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Class B Preferred Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Class B Preferred Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Class B Preferred Shares which have been called for redemption and the Class B Preferred Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Class B Preferred Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Class B Preferred Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Class B Preferred Shares. The Class B Preferred Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Class B Preferred Shares provided herein, the Corporation may purchase or otherwise acquire all Class B Preferred Shares pursuant to section 35 of the Act.

e. Priorities - The Class B Preferred Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Class B Preferred Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital

of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Class B Preferred Shares may be amended by the Corporation with the approval of all of the holders of Class B Preferred Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Class B Preferred Shares being present in person or represented by proxy.

g. Ranking - So long as any Class B Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of Class B Preferred Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Class B Preferred Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

h. Series Issuance - Class B Preferred Shares may be issued by the Corporation, at any time and from time to time, in one or more series. Each series shall be assigned such designation, shall be comprised of such number of Class B Preferred Shares and shall have attached such additional rights, privileges, restrictions and conditions as the directors of the Corporation may determine and fix prior to the issuance of any such series.

2A. CLASS B PREFERRED SHARES, SERIES I

The Corporation is authorized to issue up to 2,500,000 Class B Preferred Shares, Series I (the "Series I Shares") with the following rights, privileges, restrictions and conditions:

a. Voting Rights - The holders of the Series I Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - Holders of Series I Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series I Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series I Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series I Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the Act or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. Rights on Dissolution - Holders of shares of each of the Series I Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series I Shares, retract some or all of the holder's Series I Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series I Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the Act, or such other legislation as is in effect from time to time.

In the case of the redemption of Series I Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series I Shares to be redeemed in writing of the Corporation's intention to redeem such Series I Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if part only of the Series I Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series I Shares.

On or after the date specified for redemption of Series I Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series I Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series I Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice.
Upon presentation and surrender of the certificates for such Series I Shares, the certificates shall be cancelled and the Series I Shares represented thereby shall be deemed to be redeemed. If part only of the Series I Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series I Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series I Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series I Shares which have been called for redemption and the Series I Shares represented by such certificates have not

otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series I Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series I Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series I Shares. The Series I Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series I Shares provided herein, the Corporation may purchase or otherwise acquire all Series I Shares pursuant to section 35 of the Act.

e. Priorities - The Series I Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series I Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Series I Shares may be amended by the Corporation with the approval of all of the holders of Series I Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series I Shares being present in person or represented by proxy.

g. Ranking - So long as any Series I Shares are outstanding, the Corporation shall not, without the approval of the holders of Series I Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series I Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

2B. CLASS B PREFERRED SHARES, SERIES II

The Corporation is authorized to issue up to 200,000 Class B Preferred Shares, Series II (the "Series II Shares") with the following rights, privileges, restrictions and conditions:

a. Voting Rights - The holders of the Series II Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - Holders of Series II Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the

redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series II Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series II Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series II Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the ABCA or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. Rights on Dissolution - Holders of shares of each of the Series II Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series II Shares, retract some or all of the holder's Series II Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series II Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the ABCA, or such other legislation as is in effect from time to time.

In the case of the redemption of Series II Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series II Shares to be redeemed in writing of the Corporation's intention to redeem such Series II Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if only part of the Series II Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series II Shares.

On or after the date specified for redemption of Series II Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series II Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series II Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Series II Shares, the certificates shall be cancelled and the Series II Shares represented thereby shall be deemed to be redeemed. If only

part of the Series II Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series II Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series II Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series II Shares which have been called for redemption and the Series II Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series II Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series II Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series II Shares. The Series II Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.
In addition to the rights to purchase or redeem Series II Shares provided herein, the Corporation may purchase or otherwise acquire all Series II Shares pursuant to section 35 of the ABCA.

e. Priorities - The Series II Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series II Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Series II Shares may be amended by the Corporation with the approval of all of the holders of Series II Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series II Shares being present in person or represented by proxy.

g. Ranking - So long as any Series II Shares are outstanding, the Corporation shall not, without the approval of the holders of Series II Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series II Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

2C. CLASS B PREFERRED SHARES, SERIES III

The Corporation is authorized to issue up to 1,000,000 Class B Preferred Shares, Series III (the "Series III Shares") with the following rights, privileges, restrictions and conditions:

a. Voting Rights - The holders of the Series III Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - Holders of Series III Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series III Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series III Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series III Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the ABCA or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. Rights on Dissolution - Holders of shares of each of the Series III Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series III Shares, retract some or all of the holder's Series III Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series III Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the ABCA, or such other legislation as is in effect from time to time.

In the case of the redemption of Series III Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series III Shares to be redeemed in writing of the Corporation's intention to redeem such Series III Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if only part of the Series III Shares are to be redeemed, the numbers thereof so to

be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series III Shares.

On or after the date specified for redemption of Series III Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series III Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series III Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Series III Shares, the certificates shall be cancelled and the Series III Shares represented thereby shall be deemed to be redeemed. If only part of the Series III Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series III Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series III Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series III Shares which have been called for redemption and the Series III Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series III Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series III Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series III Shares. The Series III Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series III Shares provided herein, the Corporation may purchase or otherwise acquire all Series III Shares pursuant to section 35 of the ABCA.

e. Priorities - The Series III Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series III Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Series III Shares may be amended by the Corporation with the approval of all of the holders of Series III Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series III Shares being present in person or represented by proxy.

g. Ranking - So long as any Series III Shares are outstanding, the Corporation shall not, without the approval of the holders of Series III Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series III Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

2D. CLASS B PREFERRED SHARES, SERIES IV

The Corporation is authorized to issue up to 1,500,000 Class B Preferred Shares, Series IV (the "Series IV Shares") with the following rights, privileges, restrictions and conditions:

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a. Voting Rights - The holders of the Series IV Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - Holders of Series IV Shares shall be entitled to an annual cumulative dividend equivalent to eight (8%) percent or such other percentage of the redemption amount hereinafter specified as the directors of the Corporation may determine upon declaration of the dividend and the payment terms thereof. A dividend may be declared to holders of the Series IV Shares without a similar dividend at the time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of Series IV Shares to the exclusion of holders of any other class or series of shares of the Corporation. The Corporation shall not declare or pay a dividend to holders of Series IV Shares if the Corporation cannot meet the solvency or the realizable asset value tests specified by the ABCA or if the payment of the dividend will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. Rights on Dissolution - Holders of shares of each of the Series IV Shares shall be entitled, pari passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the holders of Series IV Shares, retract some or all of the holder's

Series IV Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Series IV Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the ABCA, or such other legislation as is in effect from time to time.

In the case of the redemption of Series IV Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Series IV Shares to be redeemed in writing of the Corporation's intention to redeem such Series IV Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption is to take place and if only part of the Series IV Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Series IV Shares.

On or after the date specified for redemption of Series IV Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Series IV Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Series IV Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Series IV Shares, the certificates shall be cancelled and the Series IV Shares represented thereby shall be deemed to be redeemed. If only part of the Series IV Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Series IV Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Series IV Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Series IV Shares which have been called for redemption and the Series IV Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Series IV Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Series IV Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Series IV Shares. The Series IV Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so

deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Series IV Shares provided herein, the Corporation may purchase or otherwise acquire all Series IV Shares pursuant to section 35 of the ABCA.

e. Priorities - The Series IV Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Series IV Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Series IV Shares may be amended by the Corporation with the approval of all of the holders of Series IV Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Series IV Shares being present in person or represented by proxy.

g. Ranking - So long as any Series IV Shares are outstanding, the Corporation shall not, without the approval of the holders of Series IV Shares given in the manner provided under paragraph 6, create any class of shares ranking in priority to or on a parity with the Series IV Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

GRANDE CACHE COAL CORPORATION
AMENDED ITS ARTICLES ON 2002/11/18.

REGISTRAR OF CORPORATIONS

BUSINESS CORPORATIONS ACT

Alberta
Consumer and Corporate Affairs

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

GRANDE CACHE COAL COMPANY INC.

2. CORPORATE ACCESS NUMBER:

208894378

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

a. Pursuant to Section 173(1)(a) of the *Business Corporations Act* of Alberta (the "ABCA"), the Articles of the Corporation be amended to change the name of the Corporation to **GRANDE CACHE COAL CORPORATION**.

b. Pursuant to Section 173(1)(m) of the ABCA, the Articles of the Corporation be amended to remove restrictions on the transfer of shares by deletion of "Schedule B – private company limited to 50 shareholders. Transfer subject to approval of board of directors" under the Share Transfer Restrictions and deletion of Schedule B referred to therein and replacement with the word "None".

c. Pursuant to Section 173(1)(l) of the ABCA, the Articles of the Corporation be amended to increase the maximum number of directors from five (5) to nine (9).

d. Pursuant to Section 173(1)(f) of the ABCA, the Articles of the Corporation be amended by changing/consolidating the Class B Preferred Shares, Series I, Class B Preferred Shares, Series II, Class B Preferred Shares, Series III and Class B Preferred Shares, Series IV into **Class B Preferred Shares** which shares have the rights, privileges, restrictions and conditions attached to such shares as specified in the **Schedule of Share Capital** attached hereto.

DATE:	SIGNATURE	TITLE
November 8, 2002	[signature] ROBERT STAN	Director

C:\WINDOWS\TEMP\artAmend.doc

SCHEDULE OF SHARE CAPITAL
TO THE
ARTICLES OF AMENDMENT
OF
GRANDE CACHE COAL CORPORATION
(The "Corporation")

---

1. CLASS A VOTING COMMON SHARES

The Corporation is authorized to issue an unlimited number of Class A Voting Common Shares with the rights, privileges, restrictions and conditions that attach to the unlimited number of Class A Voting Common Shares and that govern the holders thereof are hereinafter specified.

a. Voting Rights - The holders of Class A Voting Common Shares shall be entitled to receive notice of and to attend and vote at meetings of shareholders of the Corporation, except meetings at which only holders of a specified class or series of a class of shares are entitled to receive notice of and to attend and vote at or unless the meeting has been called by the Corporation to consider amendments to the rights of the holders of such shares. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - A dividend may be declared to holders of the Class A Voting Common Shares as and when determined by the directors of the Corporation without a similar dividend at that time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of the Class A Voting Common Shares to the exclusion of holders of any other class or any series of shares of the Corporation. The dividend may be declared payable in money, property or by the issuance of shares of the class of shares for which the dividend has been declared. The Corporation shall not declare or pay a dividend to holders of Class A Voting Common Shares if the Corporation cannot meet the solvency or realizable asset value tests specified by the *Business Corporations Act* (the "ABCA") or if the declaration or payment will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Class B Preferred Shares. Notwithstanding the above, dividends shall not be declared to holder of Class A Voting Common Shares until such time as all of the issued and outstanding Class B Preferred Shares have been redeemed.

c. Rights on Dissolution - Holders of the Class A Voting Common Shares shall be entitled to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Class B Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

2. CLASS B PREFERRED SHARES

The Corporation is authorized to issue an unlimited number of Class B Preferred Shares with the following rights, privileges, restrictions and conditions:

a. Voting Rights - The holders of the Class B Preferred Shares shall be entitled to receive notice of and to attend at meetings of shareholders of the Corporation and to vote at any such meeting. When holders of such shares are entitled to receive notice of and to attend and vote at a shareholders' meeting, each such holder shall have one (1) vote for each share registered in the name of the holder.

b. Dividends - A dividend may be declared to holders of each of the Class B Preferred Shares as and when determined by the directors of the Corporation without a similar dividend at that time being declared to holders of any other class or series of shares of the Corporation and, in particular, a dividend may be declared to holders of any one or more of the series of Class B Preferred Shares to the exclusion of holders of any other class or any series of shares of the Corporation. The dividend may be declared payable in money, property or by the issuance of shares of the class of shares for which the dividend has been declared. The Corporation shall not declare or pay a dividend to holders of Class B Preferred shares if the Corporation cannot meet the solvency or realizable asset value tests specified by the Act or if the declaration or payment will reduce the realizable value of the assets of the Corporation to an amount less than the aggregate of the redemption amount of all classes and series of Preferred Shares.

c. Rights on Dissolution - Holders of shares of each of the Class B Preferred Shares shall be entitled, pari` passu with the holders of Common Shares, to a return of capital and a receipt of the remaining property of the Corporation on liquidation, dissolution, bankruptcy, winding up of the Corporation, subject to the prior rights of the holders of Preferred Shares receiving full redemption amount of their shares and any unpaid dividends declared thereon.

d. Retraction by the Corporation - The Corporation may, upon ten (10) days written notice to the Class B Preferred Shareholder, retract some or all of the holder's Class B Preferred Shares, in which case the Corporation shall pay the holder the retraction amount of $1.00 per share at the time the holder presents to the registered office of the Corporation the share certificate or certificates for the Class B Preferred Shares to be retracted; provided that this retraction right may be exercised by the Corporation only if the Corporation can redeem the shares pursuant to the terms of Section 34 of the Act, or such other legislation as is in effect from time to time.

In the case of the redemption of Class B Preferred Shares, at least ten (10) days before the date specified for redemption, the Corporation shall notify each holder of Class B Preferred Shares to be redeemed in writing of the Corporation's intention to redeem such Class B Preferred Shares, the redemption amount together with the accrued dividends to be paid and the date on which redemption

is to take place and if part only of the Class B Preferred Shares are to be redeemed, the numbers thereof so to be redeemed. The redemption notice shall be forwarded by registered mail to each holder's address as it appears on the books of the Corporation, or if the address of such holder does not so appear, then to the last known address of such holder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption as to the other holders of Class B Preferred Shares.

On or after the date specified for redemption of Class B Preferred Shares, the Corporation shall pay or cause to be paid to or to the order of the holder of the Class B Preferred Shares to be redeemed the redemption amount and accrued dividends on presentation and surrender of the certificates for the Class B Preferred Shares called for redemption at the head office of the Corporation or at such other place designated in the redemption notice. Upon presentation and surrender of the certificates for such Class B Preferred Shares, the certificates shall be cancelled and the Class B Preferred Shares represented thereby shall be deemed to be redeemed. If part only of the Class B Preferred Shares represented by any certificate are redeemed, a new certificate or certificates for the outstanding Class B Preferred Shares not redeemed shall be issued at the expense of the Corporation. From and after the redemption date specified in any redemption notice, the holders of Class B Preferred Shares called for redemption shall not be entitled to exercise any of the rights in respect of such shares unless the redemption amount and accrued dividends thereon shall not be paid upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

On or after the redemption date, if any holder has not presented for surrender the certificate or certificates for Class B Preferred Shares which have been called for redemption and the Class B Preferred Shares represented by such certificates have not otherwise been redeemed, the Corporation shall have the right to deposit the redemption amount of such Class B Preferred Shares together with the accrued dividends thereon to a special account with the Corporation's bank or with bankers named in the redemption notice. The monies so deposited shall be payable, without interest, to or to the order of the respective holders of such Class B Preferred Shares entitled to such payment upon presentation and surrender to such bank of the certificates representing these Class B Preferred Shares. The Class B Preferred Shares for which such deposit has been made shall be deemed to have been redeemed and the rights of the holders thereof shall be terminated as of the redemption date, except for the right to receive, without interest, the monies so deposited on presentation of certificates for such shares. Any interest on any such deposit shall be the property of the Corporation.

In addition to the rights to purchase or redeem Class B Preferred Shares provided herein, the Corporation may purchase or otherwise acquire all Class B Preferred Shares pursuant to section 35 of the Act.

e. Priorities - The Class B Preferred Shares shall rank senior and in preference to the Common Shares and any other class of shares of the Corporation which by its terms ranks junior to the Class B Preferred Shares with respect to priority in the payment of dividends and in the distribution of property and return of capital of the Corporation among its shareholders in the event of dissolution, bankruptcy, liquidation or winding up of the Corporation.

f. Amendments - Except as may be otherwise specifically provided by law, the Class B Preferred Shares may be amended by the Corporation with the approval of all of the holders of Class B Preferred Shares given in writing or by the affirmative vote of at least two thirds (2/3rds) of the votes cast at a meeting of the holders duly called for that purpose at a quorum for such meeting shall not be less than two (2) holders of outstanding Class B Preferred Shares being present in person or represented by proxy.

g. Ranking - So long as any Class B Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of Class B Preferred Shares given in the manner provided under paragraph (f.), create any class of shares ranking in priority to or on a parity with the Class B Preferred Shares with respect to the payment of dividends or the distribution of property and return of capital of the Corporation in the event of a dissolution, liquidation, bankruptcy or winding up of the Corporation.

h. Series Issuance - Class B Preferred Shares may be issued by the Corporation, at any time and from time to time, in one or more series. Each series shall be assigned such designation, shall be comprised of such number of Class B Preferred Shares and shall have attached such additional rights, privileges, restrictions and conditions as the directors of the Corporation may determine and fix prior to the issuance of any such series.

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

GRANDE CACHE COAL CORPORATION
AMENDED ITS ARTICLES ON 2004/03/22.

CORPORATE ACCESS NUMBER: 208894378

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

GRANDE CACHE COAL CORPORATION
AMENDED ITS ARTICLES ON 2004/03/22.

REGISTRAR OF CORPORATIONS

BUSINESS CORPORATIONS ACT
(SECTION 29 OR 177)

FORM 4

ARTICLES OF AMENDMENT

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1. NAME OF CORPORATION: CORPORATE ACCESS NUMBER

GRANDE CACHE COAL CORPORATION 208894378

---

2. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

(a) pursuant to Sections 173(1)(d), (e) and (h) and Section 29 of the *Business Corporations Act* (Alberta), the Articles of the Corporation are amended by:

(i) creating classes of shares of the Corporation designated as Common Shares, unlimited in number, having attached thereto the rights, privileges, restrictions and conditions referred to in the attached Schedule "A";

(ii) redesignating the Class A Voting Common Shares of the Corporation presently authorized to be issued, as Common Shares, unlimited in number, having attached thereto the rights, privileges, restrictions and conditions as referred to in the attached Schedule "A";

(iii) cancelling the class of Class A Voting Common Shares of the Corporation in its entirety;

(iv) creating classes of shares of the Corporation designated as Preferred Shares, unlimited in number, issuable in series, having attached thereto the rights, privileges, restrictions and conditions referred to in the attached Schedule "A";

(v) creating the first series of Preferred Shares of the Corporation to be designated as Exchangeable Redeemable Preferred Shares, limited in number to 7,500,000 shares, having attached thereto the rights, privileges, restrictions and conditions, referred to in the attached Shares in Series Schedule;

(vi) redesignating the Class B Preferred Shares of the Corporation presently authorized to be issued, as Exchangeable Redeemable Preferred Shares, limited in number to 7,500,000 shares, having attached thereto the rights, privileges, restrictions and conditions as referred to in the attached Shares in Series Schedule; and

(vii) cancelling the class of Class B Preferred Shares of the Corporation in its entirety;

(b) pursuant to section 173(1)(n) of the Act, the "Other Provisions" are amended by deleting "Schedule of Other Provisions to the Articles of Incorporation of Grande Cache Coal Company Inc." and replacing it with Schedule "B" attached hereto; and

(c) pursuant to Section 173(1)(l) of the Act, the "Number of Directors" are amended by changing the minimum number of directors from "1" to "3" and the maximum number of directors from "10" to "15".

DATE	SIGNATURE	NAME OF PERSON AUTHORIZING	TITLE
March __, 2004		Frederick D. Davidson	Corporate Secretary

SCHEDULE "A"

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares without nominal or par value and an unlimited number of Preferred Shares without nominal or par value, which shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

Voting Rights

The holders of Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).

Dividends

The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board of Directors may, in their sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

Liquidation

The holders of the Common Shares shall be entitled, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the rights of the holders of any other class of shares of the Corporation, be entitled to receive the assets of the Corporation upon such a distribution rateably with the holders of the Common Shares and be entitled to participate rateably in any distribution of the assets of the Corporation.

PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, as a class, shall be as follows:

Issuance in Series

The Preferred Shares may at any time and from time to time be issued in one or more series subject to the filing of articles of amendment in accordance with the *Business Corporations Act* (Alberta). Subject to the provisions herein, the Board of Directors may from time to time fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares, including, without limiting the generality of the foregoing, voting rights attached thereto (if any), the rate, amount or method of calculation of dividends thereon (including whether such dividends be preferential, or cumulative or non-cumulative), the time and place of payment of dividends thereon, the conditions for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof,

conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise.

Ranking of the Preferred Shares

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to declared or accumulated dividends and distributions upon liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in payment of dividends and in the distribution of assets of the Corporation upon the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any declared or cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Preferred Shares shall participate rateably in accordance with the sums that would be payable on such distribution if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to any such distribution shall first be paid and satisfied and any assets remaining thereafter shall be applied towards payment in satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, obligations and restrictions hereof over any other shares ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares.

Changes to Class Rights

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares given as herein specified.

Approval of Changes to Class Rights

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the approval of the holders of the Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by two-thirds of the voters cast at a meeting of holders of Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present holding or representing by proxy at least fifty (50%) percent of the outstanding Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than ten (10) days later and at such time and place as may be appointed by the chairman at which a quorum shall be comprised of that number of holders of Preferred Shares present in person or by proxy. The formalities to be observed with respect to giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed by the by-laws of the Corporation with respect to meetings of

shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Preferred Share shall be entitled to one vote in respect of each Preferred Share held.

SHARES IN SERIES SCHEDULE

PREFERRED SHARES, SERIES 1

The first series of preferred shares of Grande Cache Coal Corporation (the "Corporation") shall be designated as Exchangeable Redeemable Preferred Shares (the "Series 1 Shares"), shall be limited in number to 7,500,000 shares and shall have attached thereto, in addition to all rights, privileges, restrictions, conditions and limitations attaching to the preferred shares of the Corporation as a class, the following rights, privileges, restrictions and conditions (the "Series 1 Provisions")

ARTICLE 1
INTERPRETATION

1.1 Whenever used in these Series 1 Provisions, the following words and terms will have the indicated meanings, unless there is something in the context inconsistent therewith, and grammatical variations of such words and terms will have corresponding meanings:

(a) "Act" will have the meaning ascribed thereto in Clause 1.6;

(b) "Automatic Exchange Date" means the date for the automatic exchange by the Corporation of the Series 1 Shares, which date shall be November 20, 2007;

(c) "Business Day" means any day other than a Saturday, Sunday or statutory holiday when banks are generally open in the City of Calgary, for the transaction of banking business;

(d) "Close of Business" means the normal closing hour of the principal office of the Corporation in the City of Calgary, Alberta;

(e) "Director" means a director of the Corporation for the time being and "Directors", "Board" and "Board of Directors" mean the board of directors of the Corporation, and reference, without further elaboration, to action by the directors means action by the directors of the Corporation as a board;

(f) "Dividend Rate", at any time, means the annual dividend rate applicable to the Series 1 Shares, which is 8.0% of the Redemption Amount (equivalent to $0.08 per Series 1 Share);

(g) "Exchange Rate" at any time, means the number of Common Shares into which one Series 1 Share may be exchanged at such time, which is 1.2307600339 of a Common Share for each Series 1 Share;

(h) "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to these Series 1 Provisions and not to any particular section, clause, subclause, subdivision or portion hereof, and the expressions "Section", "Clause" and "Subclause" followed by a number or a letter mean and refer to the specified Section, Clause or Subclause of these Series 1 Provisions;

(i) "Issue Date" means the date of issuance of the applicable Series 1 Share;

(j) "Junior Shares" means any shares in the capital of the Corporation ranking after or subordinate to the Series 1 Shares as to the payment of dividends or the return of capital;

(k) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation to its shareholders or the purpose of winding up its affairs;

(l) "Meeting" has the meaning ascribed to that term in Subclause 6.1(a);

(m) "Missed Payment Date" will have the meaning ascribed thereto in Clause 2.3;

(n) "Offering Date" means the date that the Corporation completes a public offering of its Common Shares pursuant to a prospectus;

(o) "Redemption Amount" means $1.00;

(p) "Series 1 Holder" means a person recorded on the securities registers of the Corporation as being the registered holder of one or more Series 1 Shares; and

(q) "Unpaid Dividend" will have the meaning ascribed thereto in Clause 2.3.

1.2 Whenever used in these Series 1 Provisions, words importing the singular number only include the plural and vice versa and words importing any gender include all genders.

1.3 All monetary amounts referred to in these Series 1 Provisions are stated in lawful money of Canada.

1.4 The division of these Series 1 Provisions into sections, clauses, subclauses or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.5 If any date upon which action is required to be taken hereunder is not a business day, then such action shall be required to be taken on or by the next succeeding day that is a business day.

1.6 In addition to the rights, privileges, restrictions and conditions set out in these Series 1 Provisions, the Series 1 Shares (and the rights of Series 1 Holders) shall be subject to the applicable provisions of the *Business Corporations Act* (Alberta), as such statute may from time to time be amended, varied, replaced or re-enacted (the "Act") and all other laws applicable to the Corporation and, except as otherwise expressly provided herein, all terms used herein that are defined in the Act shall have the respective meanings ascribed thereto in the Act.

ARTICLE 2
DIVIDENDS

2.1 Subject to these Series 1 Provisions and the Act, the holders of Series 1 Shares shall, in priority to any Junior Shares, be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors, fixed, cumulative dividends, at the Dividend Rate. Such dividends shall commence accruing on the Issue Date and, subject as hereinafter provided, shall be payable annually on the last day of December in each year (which payment date is hereinafter referred to as a "dividend payment date"). The first payment date shall be December 31, 2004.

2.2 The amount of the dividend payable in respect of each Series 1 Share for any period that is less than one full year shall be calculated by multiplying the amount of the annual dividend (based on the prevailing Dividend Rate) by a fraction, the numerator of which is the number of days in such

year that such share has been outstanding and the denominator of which is the number of days in the year.

2.3 If on any dividend payment date (a "Missed Payment Date", a dividend then payable is not paid in full on the Series 1 Shares then issued and outstanding, the dividend or the unpaid part thereof (an "Unpaid Dividend") shall, subject to declaration by the Board. be paid on a subsequent dividend payment date or dividend payment dates (determined by the Board of Directors) on which the Corporation may properly effect payment of the same. The Series 1 Holders shall not be entitled to any dividends other than or in excess of the fixed, cumulative dividends specifically provided for in this Article 2.

2.4 Any dividends declared on the Series 1 Shares shall be paid by forwarding, by prepaid first class mail, mailed as soon as practicable following the applicable dividend payment date, to the address of each Series 1 Holder (as it appears on the books of the Corporation, or, in the case of joint holders, to the address of that joint holder whose name stands first in the books of the Corporation), a cheque for such dividends (less the amount of any tax or other amounts required to be deducted or withheld by the Corporation). Such cheque will be payable to or to the order of such Series 1 Holder (or, in the case of joint holders, to, and in the name of, all such holders, failing written instructions from them to the contrary). Notwithstanding the foregoing, any dividend cheque may be delivered to a Series 1 Holder at his address as aforesaid. The mailing or delivery of any such cheque as aforesaid shall satisfy such dividends (to the extent of the amount represented by such cheque (plus the amount of any tax or other amounts required to be deducted or withheld as aforesaid)) unless such cheque is not paid on presentation. Each dividend on Series 1 Shares shall be paid to the registered holders appearing on the registers of the Corporation at the Close of Business on such day (which shall not be more than 30 days preceding the date fixed for payment of such dividend) as may be determined in advance by the Board of Directors. Dividends paid by cheques that have not been presented for payment or that otherwise remain unclaimed for a period of three years from the date on which the dividend was declared to be payable shall be forfeited to the Corporation.

ARTICLE 3
EXCHANGE

3.1 (a) Upon and subject to the terms and conditions hereinafter set forth, the holders of Series 1 Shares shall have the right, exercisable at any time and from time to time, from the first Business Day following the Issue Date up to the Close of Business on the last Business Day preceding the Automatic Exchange Date, to exchange all or any part of their Series 1 Shares into fully paid and non-assessable Common Shares, at the Exchange Rate.

(b) Upon and subject to the terms and conditions hereinafter set forth, the Corporation shall have the right, exercisable at any time and from time to time, from the Offering Date up to the Close of Business on the last Business Day preceding the Automatic Exchange Date, to cause the exchange of all or any part of the outstanding Series 1 Shares into fully paid and non-assessable Common Shares, at the Exchange Rate.

The Corporation will give notice (in a manner contemplated by Clause 9.1) of its intention to cause the exchange of the Series 1 Shares pursuant to this Subclause 3.1(b) to the Series 1 Holders, not less than five days prior to the proposed date of such exchange and such exchange will be effective as of such proposed date.

(c) Any Series 1 Shares outstanding as of the Close of Business on the Automatic Exchange Date shall, if not previously exchanged, be automatically exchanged into Common Shares, at the Exchange Rate, without any further action on the part of the Series 1 Holders.

(d) Each Series 1 Holder will, immediately following any exchange of Series 1 Shares pursuant to Subclause 3.1(b) or 3.1(c), be deemed to be the holder of the number of Common Shares into which the Series 1 Shares registered in his name were exchanged. Following any exchange of Series 1 Shares pursuant to Subclause 3.1(b) or 3.1(c), certificates for Series 1 Shares not previously delivered to the Corporation for exchange shall cease to represent Series 1 Shares and shall represent only the right of the holder thereof to receive a share certificate representing an appropriate number of Common Shares upon surrender to the Corporation of the certificate or certificates for the Series 1 Shares.

3.2 The exchange right provided for in Subclause 3.1(a) may be exercised by a Series 1 Holder by completing and executing the Notice of Exchange forming a part of the certificate or certificates representing the Series 1 Shares that the holder wishes to exchange into Common Shares and by delivering such certificate or certificates to the principal office of the Corporation in Calgary, Alberta. Such material shall only be considered to have been delivered to the Corporation upon the actual receipt thereof by the Corporation. Any such Notice of Exchange shall be signed by the Series 1 Holder or by his duly authorized attorney or agent, whose signature shall, if required by the Corporation, be guaranteed in a manner satisfactory to the Corporation and shall specify the number of Series 1 Shares that the Series 1 Holder wishes to have exchanged into Common Shares. If less than all of the Series 1 Shares represented by a certificate or certificates are to be exchanged, the Series 1 Holder will be entitled to receive, at the expense of the Corporation, a new certificate for the Series 1 Shares represented by the certificate or certificates surrendered as aforesaid that are not exchanged.

3.3 On any exchange of Series 1 Shares, the certificates for the Common Shares resulting therefrom shall be issued at the expense of the Corporation in the name of the registered holder of the Series 1 Shares so exchanged, or in such name or names as the registered holder of the applicable Series 1 Shares may direct in writing, provided that the registered holder shall pay any applicable security transfer taxes. In any case where the Common Shares are to be issued in the name of a person other than the registered holder of the exchanged Series 1 Shares, the signature of the registered holder of the Series 1 Shares on the Notice of Exchange, if required by the Corporation, must be guaranteed in a manner satisfactory to the Corporation.

3.4 Subject to Clause 3.2, each Series 1 Holder whose shares are exchanged in whole or in part pursuant to Subclause 3.1(a) (or any other person or persons in whose name or names any certificates representing Common Shares are issued as provided in Clause 3.3) shall be deemed, for all purposes, to have become the holder of record of the Common Shares into which such Series 1 Shares were exchanged on the respective dates of receipt by the Corporation of the (i) certificate or certificates representing the Series 1 Shares to be exchanged and (ii) duly completed Notice of Exchange as provided in Article 3 (which shall be the date of exchange for the applicable Series 1 Shares), notwithstanding any delay in the delivery of the certificate or certificates representing the Common Shares into which such Series 1 Shares were exchanged and, effective as of such date of receipt, the Series 1 Holder shall cease to be registered as the holder of record of the Series 1 Shares so exchanged and such Series 1 Shares shall cease to be outstanding.

3.5 (a) If, and whenever at any time and from time to time the Corporation shall (i) subdivide, redivide or change its then outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine, consolidate or change its then outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares (or securities exchangeable or convertible into Common Shares) to the holders of all or substantially all of its then outstanding Common Shares by way of dividend or other distribution (any of such events being herein called a "Share Reorganization"), the Exchange Rate shall be adjusted effective immediately after the effective date or record date for the Share Reorganization, by multiplying the Exchange Rate in effect immediately prior to such effective date or record date by the quotient obtained when:

(i) the number of Common Shares outstanding immediately after the completion of such Share Reorganization (but before giving effect to the issue of any Common Shares issued after such record date otherwise than as part of such Share Reorganization) including, in the case where securities exchangeable or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or exchanged into Common Shares on such record date, is divided by

(ii) the number of Common Shares outstanding on such effective date or record date before giving effect to the Share Reorganization.

(b) If and whenever there is a capital reorganization of the Corporation not otherwise provided for in this Clause 3.5 or a consolidation, merger, arrangement or amalgamation (statutory or otherwise) of the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), any Series 1 Holder that has not exercised its right of exchange prior to the effective date or record date for such Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of such right any time after the effective date or record date for such Capital Reorganization, in lieu of the number of Common Shares to which it was theretofore entitled upon exchange, the aggregate number of shares or other securities of the Corporation or of the corporation or body corporate resulting, surviving or continuing from the Capital Reorganization that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date, he had been the registered holder of the number of Common Shares to which he was theretofore entitled upon the exchange of Series 1 Shares; provided that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that Series 1 Holders shall thereafter be entitled to receive such number of shares or other securities of the Corporation or of the corporation or body corporate resulting, surviving or continuing from the Capital Reorganization.

(c) In the case of any reclassification of, or other change in, the outstanding Common Shares other than a Share Reorganization or a Capital Reorganization, the right of exchange shall be adjusted immediately after the effective date or record date for such reclassification or other change so that Series 1 Holders shall be entitled to receive, upon the exercise of such right at any time after the effective date or record date of such reclassification or other change, such shares, securities or rights as they would have received had such Series 1 Shares been exchanged into Common Shares immediately prior to such effective date or record date, subject to adjustment thereafter in accordance with provisions the same as nearly may be possible as those contained in Clauses 3.5 and 3.6.

3.6 The following rules and procedures shall be applicable to the adjustments of the Exchange Rate made pursuant to Clause 3.5:

(a) forthwith after any adjustment in the Exchange Rate, the Corporation shall mail, by prepaid first class mail to the Series 1 Holders, a copy of a certificate of an officer of the Corporation setting out the nature of such adjustment and describing in reasonable detail the event requiring and the manner of computing such adjustment; and

(b) any question that at any time or from time to time arises with respect to the Exchange Rate or any adjustment in the amount of the Exchange Rate shall be conclusively determined by the auditors from time to time of the Corporation and shall be binding upon the Corporation and all holders of Series 1 Shares.

3.7 Subject to Clause 3.8, each Series 1 Holder on the record date for any dividend declared payable on the Series 1 Shares shall be entitled to such dividend notwithstanding that any Series 1 Share owned by it is exchanged after such record date and before the payment date of such dividend. The registered holder of any Common Share resulting from any exchange effected pursuant to this Article 3 shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on or after the date of exchange. Dividends on the Series 1 Share shall accrue up to the date of exchange, whether or not declared, and shall be paid by the Corporation to the Series 1 Holders on the date of the exchange.

3.8 In the event the Offering Date occurs prior to December 31, 2004 and the Corporation exchanges all of the Series 1 Shares for Common Shares prior to December 31, 2004 pursuant to Subclause 3.1(b), the Series 1 Holders shall not be entitled to any accrued and unpaid cumulative dividends up to the date of exchange.

3.9 If the Corporation intends to effect a Share Reorganization or Capital Reorganization, the Corporation shall, not less than 15 days prior to the effective date or record date of the same, notify each Series 1 Holder of such intention by written notice setting forth, in reasonable detail, the particulars of such Share Reorganization or Capital Reorganization, to the extent that such particulars have been determined at the time of giving of the notice.

3.10 In any case where a fraction of an Common Share would otherwise be issuable on exchange of one or more Series 1 Shares, the Corporation shall issue to the affected holder one full Common Share in lieu of the fractional share interest to which such holder would otherwise be entitled.

3.11 For so long as any of the Series 1 Shares are outstanding, the Corporation will ensure that its authorized capital is sufficient to enable all of the Series 1 Shares outstanding to be exchanged into Common Shares upon the basis and upon the terms and conditions herein provided in this Article 3; provided that nothing contained in this Subclause 3.11 shall affect or restrict the right of the Corporation to issue Common Shares from time to time.

ARTICLE 4
LIQUIDATION, DISSOLUTION OR WINDING-UP

4.1 In the event of any Liquidation, each Series 1 Holder shall be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of Junior Shares, an amount equal to the Redemption Amount for each Series 1 Shares held by such holder, together with an amount equal to all accrued but unpaid dividends thereon

whether or not declared. After payment to the Series 1 Holders of the amounts so payable to them pursuant to this Article 4, the Series 1 Holders shall not be entitled to share in any further distribution of assets of the Corporation.

ARTICLE 5
VOTING RIGHTS

5.1 The holders of the Series 1 Shares shall not be entitled to receive notice of and attend and vote at any meeting of the shareholders of the Corporation.

ARTICLE 6
REDEMPTION

6.1 Subject to the foregoing, and to the provisions contained herein, the Corporation may in the manner provided by Clause 6.2 redeem at any time the whole or from time to time any part of the then outstanding Series 1 Shares on payment of the Redemption Amount for each share to be redeemed together with all accrued and unpaid cumulative dividends on such shares calculated up to but excluding the date fixed for redemption ("Redemption Price").

6.2 In any case of redemption of Series 1 Shares under the provisions of this Article 6, the Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Series 1 Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 1 Shares. Such a notice shall be mailed in a prepaid letter addressed to each such shareholder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Price and the date on which redemption is to take place and if part only of the Series 1 Shares held by the person to whom it is addressed are to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Shares to be redeemed the Redemption Price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 1 Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. Such Series 1 Shares shall then be and be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice the Series 1 Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 1 Shares, to deposit the Redemption Price of the shares so called for redemption, or of such of the shares represented by certificates which have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice whichever is the later, the Series 1 Shares in respect of which such deposit shall have been made

shall then be and be deemed to be redeemed and shall be cancelled and the rights of the holders after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the 3rd anniversary of the redemption shall be forfeited to the Corporation. Subject to such provisions of the Act as may be applicable, in case a part only of the then outstanding Series 1 Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Directors shall decide or, if the Directors so decide, such shares may be redeemed pro rata (disregarding fractions).

ARTICLE 7
AMENDMENTS TO SERIES 1 PROVISIONS

7.1 These Series 1 Provisions may be repealed, altered, modified, amended or varied only with the prior approval of the holders of the Series 1 Shares given in the manner provided in Article 8 hereof, in addition to any other approval required by stock exchange, the Act or any other statutory provision of like or similar effect applicable to the Corporation and from time to time in force and approval of the Board of Directors, provided that the Board of Directors may, without the approval, consent or other authorization of the holders of Common Shares or Series 1 Shares, amend these Series 1 Provisions for the purpose of correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, so long as, in the opinion of the Board of Directors, the rights of the Series 1 Holders are not materially prejudiced thereby.

ARTICLE 8
CONSENTS AND APPROVALS

8.1 The consent or approval of the Series 1 Holders with respect to any and all matters may be given by one or more instruments signed by the holders of at least 66 2/3% of the issued and outstanding Series 1 Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the Series 1 Holders duly called for that purpose and held upon at least 21 days' notice, at which the holders of at least 25% of the outstanding Series 1 Shares are present or represented by proxy. If at any such meeting, the holders of at least 25% of the outstanding Series 1 Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting may be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the Chairman of the meeting and not less than 10 days' notice shall be given of such adjourned meeting. At such adjourned meeting the holders of the Series 1 Shares present or represented by proxy may transact the business for which the meeting was originally called and the consent or approval of the holders of the Series 1 Shares with respect thereto may be given by at least two-thirds of the votes cast at such adjourned meeting.

8.2 The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the Act and the bylaws of the Corporation with respect to meetings of shareholders.

ARTICLE 9
NOTICES

9.1 Any notice required or permitted to be given to any Series 1 Holder hereunder shall be sent by first class mail, postage prepaid, or delivered to such holder at its address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such holder. Any notice sent by mail, as aforesaid, shall be deemed to have been given and received on the date that is three Business Days following the date such notice is deposited in the mails and any notice delivered to a Series 1 Holder shall be deemed to have been given and received on the date the same is delivered to the address of such Series 1 Holder, as aforesaid. The accidental failure to give notice to one or more of such holders shall not affect the validity of any action requiring the giving of notice by the Corporation.

ARTICLE 10
OTHER RESTRICTIONS

10.1 Except with the consent of the holders of the Series 1 Shares given in the manner contemplated by Clause 8.1, the Corporation will not, for so long as any Series 1 Shares remain outstanding:

(a) issue shares ranking in priority to, or pari passu with, the Series 1 Shares; or

(b) declare or pay dividends or set apart funds for the payment of dividends on the Common Shares or on any other Junior Shares unless and until the fixed dividend has been declared and paid or set apart for payment for the current fiscal year of the Corporation on all the Series 1 Shares then outstanding.

ARTICLE 11
MISCELLANEOUS

For greater certainty, any payments to the holders of Common Shares shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which would otherwise be made to take into account such taxes. Any such taxes which have been withheld or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

SCHEDULE "B"

a. The directors of the corporation may, without authorization of the shareholders:

   i. borrow money on the credit of the Corporation;

   ii. issue, reissue, sell or pledge debt obligations of the Corporation;

   iii. subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

   iv. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

b. The directors may, by resolution, delegate the powers referred to in subsection (c) hereof to a director, a committee of directors or an officer.

c. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

d. Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number:	5915005
Corporate Access Number:	208894378
Legal Entity Name:	GRANDE CACHE COAL CORPORATION
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	GRANDE CACHE COAL CORPORATION
New French Equivalent Name:	
Nuans Number:	75451817
Nuans Date:	2002/11/18
French Nuans Number:	
French Nuans Date:	
Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number Of Directors:	3
Max Number Of Directors:	15
Business Restricted To:	N/A
Business Restricted From:	N/A
Other Provisions:	SEE SCHEDULE "B" ATTACHED HERETO
BCA Section/Subsection:	173(1)(D)(E)(H)(L)(N) & 29
Professional Endorsement Provided:	
Future Dating Required:	

Annual Return

File Year	Date Filed
2003	2003/09/22
2002	2002/08/22
2001	2002/05/06

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded

Restrictions on Share Transfers	ELECTRONIC	2000/07/24
Share Structure	ELECTRONIC	2000/11/03
Share Structure	ELECTRONIC	2001/10/01
Restrictions on Share Transfers	ELECTRONIC	2001/10/01
Other Rules or Provisions	ELECTRONIC	2001/10/01
Share Structure	ELECTRONIC	2002/01/04
Share Structure	ELECTRONIC	2002/04/15
Share Structure	ELECTRONIC	2002/11/18
Consolidation, Split, Exchange	ELECTRONIC	2004/03/22
Share Structure	ELECTRONIC	2004/03/22
Shares in Series	ELECTRONIC	2004/03/22
Other Rules or Provisions	ELECTRONIC	2004/03/22

Registration Authorized By: JAMES L. KIDD
SOLICITOR

BUSINESS CORPORATIONS ACT
(SECTION 29 OR 177)

FORM 4

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION: CORPORATE ACCESS NUMBER

GRANDE CACHE COAL CORPORATION 208894378

2. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

(a) pursuant to Sections 173(1)(f) of the *Business Corporations Act* (Alberta), the Articles of the Corporation are amended by:

(i) all of the class A voting common shares (the "Common Shares") of the Corporation, be split on the basis of 25.937208 split Common Shares for one (1) now existing Common Share (or such other ratio not to exceed 25.937208 for one (1) as of the board of directors of the Corporation may approve) so that the number of Common Shares issued and outstanding is increased;

(ii) where the split would otherwise result in a holder of Common Shares being entitled to receive a fraction of a split Common Share, each holder shall receive the next highest whole number of split Common Shares; and

(iii) the directors in their discretion may revoke this special resolution before it is acted upon without further approval or authorization of the shareholders of the Corporation.

DATE	SIGNATURE	NAME OF PERSON AUTHORIZING	TITLE
March __, 2004		Frederick D. Davidson	Corporate Secretary

BURNET, DUCKWORTH & PALMER LLP
MAR 2 2 2004
FILED

G:\060124\0001\Minute Book Docs\Articles of amendment 02.doc

SECTION 173(1)(F) SCHEDULE

Pursuant to Section 173(1)(f) of the *Business Corporations Act* (Alberta), the Articles of the Corporation are amended by:

(i) all of the class A voting common shares (the "Common Shares") of the Corporation. be split on the basis of 25.937208 split Common Shares for one (1) now existing Common Share (or such other ratio not to exceed 25.937208 for one (1) as of the board of directors of the Corporation may approve) so that the number of Common Shares issued and outstanding is increased;

(ii) where the split would otherwise result in a holder of Common Shares being entitled to receive a fraction of a split Common Share, each holder shall receive the next highest whole number of split Common Shares; and

(iii) the directors in their discretion may revoke this special resolution before it is acted upon without further approval or authorization of the shareholders of the Corporation.

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 5914759
Corporate Access Number: 208894378
Legal Entity Name: GRANDE CACHE COAL CORPORATION
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: GRANDE CACHE COAL CORPORATION
New French Equivalent Name:
Nuans Number: 75451817
Nuans Date: 2002/11/18
French Nuans Number:
French Nuans Date:

Share Structure: SEE SCHEDULE OF SHARE CAPITAL ATTACHED
Share Transfers Restrictions: NONE
Number of Directors:
Min Number Of Directors: 1
Max Number Of Directors: 10
Business Restricted To: N/A
Business Restricted From: N/A
Other Provisions: SEE SCHEDULE OF OTHER PROVISIONS
BCA Section/Subsection:

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2003	2003/09/22
2002	2002/08/22
2001	2002/05/06

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded

Restrictions on Share Transfers	ELECTRONIC	2000/07/24
Share Structure	ELECTRONIC	2000/11/03
Share Structure	ELECTRONIC	2001/10/01
Restrictions on Share Transfers	ELECTRONIC	2001/10/01
Other Rules or Provisions	ELECTRONIC	2001/10/01
Share Structure	ELECTRONIC	2002/01/04
Share Structure	ELECTRONIC	2002/04/15
Share Structure	ELECTRONIC	2002/11/18
Consolidation, Split, Exchange	ELECTRONIC	2004/03/22

Registration Authorized By: JAMES L. KIDD
SOLICITOR

SECTION 173(1)(F) SCHEDULE

Pursuant to Section 173(1)(f) of the Business Corporations Act (Alberta), the Articles of the Corporation are amended by:

(i) all of the class A voting common shares (the "Common Shares") of the Corporation, be split on the basis of 25.937208 split Common Shares for one (1) now existing Common Share (or such other ratio not to exceed 25.937208 for one (1) as of the board of directors of the Corporation may approve) so that the number of Common Shares issued and outstanding is increased;

(ii) where the split would otherwise result in a holder of Common Shares being entitled to receive a fraction of a split Common Share, each holder shall receive the next highest whole number of split Common Shares; and

(iii) the directors in their discretion may revoke this special resolution before it is acted upon without further approval or authorization of the shareholders of the Corporation.

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number:	4443406
Corporate Access Number:	208894378
Legal Entity Name:	GRANDE CACHE COAL COMPANY INC.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	GRANDE CACHE COAL CORPORATION
New French Equivalent Name:	
Nuans Number:	75451817
Nuans Date:	2002/11/18
French Nuans Number:	
French Nuans Date:	
Share Structure:	SEE SCHEDULE OF SHARE CAPITAL ATTACHED
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	10
Business Restricted To:	N/A
Business Restricted From:	N/A
Other Provisions:	SEE SCHEDULE OF OTHER PROVISIONS
BCA Section/Subsection:	SECTIONS 173(1)(A)(F) & (M)
Professional Endorsement Provided:	
Future Dating Required:	

Annual Return

File Year	Date Filed
2002	2002/08/22
2001	2002/05/06

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	2000/07/24
Share Structure	ELECTRONIC	2000/11/03
Share Structure	ELECTRONIC	2001/10/01
Restrictions on Share Transfers	ELECTRONIC	2001/10/01
Other Rules or Provisions	ELECTRONIC	2001/10/01
Share Structure	ELECTRONIC	2002/01/04
Share Structure	ELECTRONIC	2002/04/15
Share Structure	ELECTRONIC	2002/11/18

Registration Authorized By: BRANDY P. OULTON
AGENT OF CORPORATION

GENERAL BY-LAW

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

GRANDE CACHE COAL CORPORATION

(hereinafter called the "Corporation")

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
INTERPRETATION

1.01 In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a. "Act" means the *Business Corporations Act* of Alberta, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefore in the new statute or statutes;

b. "appoint" includes "elect" and vice versa;

c. "articles" means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d. "board" means the board of directors of the Corporation;

e. "business day" means a day which is not a non-business day;

f. "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g. "meeting of shareholders" includes an annual and a special meeting of shareholders;

h. "non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in *The Interpretation Act* of Alberta;

i. "Regulations" means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefore in the new regulations;

j. "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of section 3.01 of this by-law or by a resolution passed pursuant thereto; and

k. "special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIVISION TWO
BANKING AND SECURITIES

2.01 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01 Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, managing director, any vice-president, any director, secretary,

treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

3.02 Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01 Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02 Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, subject to the articles or a unanimous shareholder agreement, be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that, if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles provide for cumulative voting, each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If he has voted for more than one candidate without specifying the distribution among such candidate, he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03 Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal

may be filled at the same meeting, failing which it may be filled by the board. However, if the articles provide for cumulative voting, no director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

4.04 Consent

A person who is elected or appointed a director is not a director unless:

a. he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b. if he was not present at the meeting when he was elected or appointed:

   i. he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

   ii. he has acted as a director pursuant to the election or appointment.

4.05 Vacation of Office

A director of the Corporation ceases to hold office when:

a. he dies or resigns;

b. he is removed in accordance with section 109 of the Act; or

c. he becomes disqualified under subsection 105(1) of the Act.

4.06 Committee of Directors

The directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least half of the members must be resident Canadians, and subject to section 115 of the Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

4.07 Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting by telephone, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.08 Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.09 Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.10 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.11 Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01 Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02 Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a. submit to the shareholders any question or matter requiring approval of the shareholders;

b. fill a vacancy among the directors or in the office of auditor;

c. issue securities, except in the manner and on the terms authorized by the board;

d. declare dividends;

e. purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

f. pay a commission for the sale of shares;

g. approve a management proxy circular;

h. approve any financial statements to be placed before the shareholders at an annual meeting; or

i. adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04 Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05 Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.07 Quorum

Subject to the following section 5.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.08 Half Canadian Representation at Meetings

Directors shall not transact business at a meeting of directors unless at least half of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than half of the directors present are resident Canadians if:

a. a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

b. the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

5.09 Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

5.10 Meeting by Telephone

A director may participate in a meeting of the board or a committee of the board by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.11 Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.12 Amendments to the Act

It is hereby affirmed that the intention of sections 4.06, 5.08 and 7.03, as they relate to Canadian representation, is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

6.02 Limitation of Liability

Every director and officer of the Corporation, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer, for the time being of the Corporation, shall be liable for the acts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting for any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations thereunder or from liability for any breach thereof. The directors, for the time being of the Corporation, shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03 Indemnity

Subject to section 124 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

a. the acted honestly and in good faith with a view to the best interests of the Corporation; and

b. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section 6.03.

6.04 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.03 against any liability incurred by him:

a. in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b. in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

DIVISION SEVEN
OFFICERS

7.01 Election or Appointment

Subject to any unanimous shareholder agreement, the board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board who must be directors, an officer may, but need not be, a director and one person may hold more than one office.

7.02 Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board, committees of directors and at all meetings of shareholders.

If no managing director is appointed, the board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the managing director; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

7.03 Managing Director

The managing director, if any, shall be a resident Canadian and shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.04 President

The president shall, subject to the authority of the board and the managing director, if any, have such powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board or of a committee of directors.

7.05 Vice-President

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board or of a committee of directors. A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer, if any, may specify.

7.07 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he

shall have such other powers and duties as the board or chief executive officer, if any, or the president may specify.

7.08 General Manager or Manager

If elected or appointed, the general manager shall have, subject to the authority of the board, the managing director, if any, the chief executive officer, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board and/or by the shareholders) and to employ and discharge agents and employees of the Corporation and may delegate to him or them any lesser authority. A general manager or manager shall conform to all lawful orders given to him by the board and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board.

7.09 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, if any, or the chief executive officer, if any, or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer, if any, or the president otherwise directs.

7.10 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11 Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board, by resolution, may appoint a person to fill such vacancy.

7.12 Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.13 Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.14 Conflict of Interest

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 6.01.

7.15 Fidelity Bonds

The board may require such officers, employees and agent of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03 Place of Meetings

Meetings of shareholders shall be held as provided for in the articles, or failing any reference in the articles, at such place in Alberta as the board may determine.

8.04 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 106 or 113 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of

shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.07 List of Shareholders Entitled to Notice

In the event the Corporation has greater than fifteen (15) shareholders entitled to vote at a meeting, for every meeting of shareholders the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to section 8.04 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the place where the meeting is held.

8.08 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a. if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b. if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09 Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10 Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president who is a shareholder of the Corporation, shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12 Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13 Participation in Meeting by Telephone

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by means of telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by such means is deemed to be present at the meeting.

8.14 Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder, who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholder may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17 Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, either upon a show of hands or upon a ballot, the chairman shall have a second or casting vote.

8.18 Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19 Ballots

On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote by show of hands. If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 149(1) of the Act does not apply.

8.21 Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02 Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

DIVISION TEN
TRANSFER OF SECURITIES

10.01 Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a. the share is endorsed by an appropriate person, as defined in section 64 of the Act;

b. reasonable assurance is given that the endorsement is genuine and effective;

c. the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d. any applicable law relating to the collection of taxes has been complied with;

e. the transfer is rightful or is to a bona fide purchaser; and

f. the transfer fee, if any, has been paid.

10.02 Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers, and an agent or agents to maintain a branch securities register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities register or in a branch securities register is complete and valid registration for all purposes.

10.03 Securities Registers

A central securities register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a. the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b. the number of shares or other securities held by each holder; and

c. the date and particulars of the issuance and transfer of each share or other security.

A branch securities register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02 Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities

register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04 Unclaimed Dividends

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend, as a record date for the determination of the persons entitled to receive payment of such dividend, provided that, unless waived as provided for in the Act, notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada, if any, on which the Corporation's shares are listed for trading. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which, in the opinion of the directors, it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03 Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01 Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholders or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to:

a. the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b. the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with section 13.01 and the notice or document is returned on three (3) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders meeting mailed to a shareholder in accordance with section 13.01 the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05 Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07 Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it.

DIVISION FOURTEEN
MISCELLANEOUS

14.01 Directors to Require Surrender of Share Certificates

The directors in office when a Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificate(s), or such of their share certificates as the directors may determine, for the purpose of cancelling the share certificates and replacing them with new share certificates that comply with section 48 of the Act, in particular, replacing existing share certificate with share certificates that are not negotiable securities under the Act. The directors in office shall act by resolution under this section 14.01 and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates. The directors may take such proceedings as they deem necessary to compel any shareholder to comply with a requirement to surrender his share certificate or certificates pursuant to this section. Notwithstanding any other provision of this by-law, but subject to the Act, the director may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.02 Financial Assistance to Shareholders, Employees and Others

The Corporation may give financial assistance by means of a loan, guarantee or otherwise to any person for any purpose in accordance with the provisions of the Act and the Regulations including, without limitation, the disclosure requirements specified therein.

14.03 Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the Board the 22nd day of March, 2004

Robert H. Stan
President and Chief Executive Officer

CONFIRMED by the Shareholders in accordance with the *Business Corporations Act* (Alberta), the 22nd day of March, 2004.

Robert H. Stan
President and Chief Executive Officer

BY-LAW NO. 1

A By-law relating generally to the conduct of the affairs of

GRANDE CACHE COAL COMPANY INC

BE IT ENACTED AND IT IS HEREBY ENACTED as a By-law of

GRANDE CACHE COAL COMPANY INC

(hereinafter called the "Corporation") as follows:

Division One
INTERPRETATION

1.01 In this By-law and all other By-laws of the Corporation, unless the context otherwise specifies or requires:

"Act" means the Business Corporations Act of Alberta, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the By-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions thereof in the new statute or statues;

"Appoint" includes "elect" and vice versa;

"Articles" means the Articles of Incorporation of the Corporation filed 24th day of July, 2000 as from time to time amended, supplemented or restated;

"Board" means the Board of Directors of the Corporation;

"By-laws" means this By-law and all other By-laws of the Corporation from time to time in force and effect;

"Cheque" includes a draft;

"Meeting of Shareholders" includes an annual or other general meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of shareholders;

"Recorded Address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a Director, Officer, auditor or member of a committee of the Board, his latest address as recorded in the records of the Corporation;

"Regulations" means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the By-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefore in the new regulations;

"Resident Albertan" means an individual who is ordinarily a resident in Alberta or, if not ordinarily resident in Alberta, is a member of a class of persons prescribed by Regulations and, in any case,

(a) is a Canadian citizen, or

(b) has been lawfully admitted to Canada for permanent residence;

"Signing Officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of Section 3.01 of this By-law or by a resolution passed pursuant thereto.

"Unanimous Shareholder Agreement" means an otherwise lawful written agreement among all shareholders of the Corporation, or among all such shareholders and a person who is not a shareholder, that restricts, in whole or in part, the powers of the Directors to manage the business and affairs of the Corporation as from time to time amended.

Save as aforesaid, all terms which are contained in the By-laws of the Corporation and which are defined in the Act or the Regulations shall have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, corporation, company, syndicate, trustee, executor, administrator, legal representative, and any number or aggregate of persons.

Division Two
BORROWING, BANKING AND SECURITIES

2.01 Borrowing Power: Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles and any unanimous shareholder agreement, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell of pledge bonds, debentures, note or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, moveable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, note or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

2.01A

(a) Raise and assist in raising money for, and to add by way of bonus, loan, promise, endorsement, guarantee or otherwise any person or Company whether or not the Company has business relations with that person or Company and to guarantee the performance or fulfillment of any contracts or obligations of any such person or Company, and in particular to guarantee the payment of the principal of any interest on securities, mortgages and liabilities of any such person or Company;

(b) The Directors may delegate the powers contained in this Article such Officers or Directors of the Corporation and to such extent and in such manner as may be set out in the By-laws;

(c) Lend to or guarantee, with or without security, the contracts of any person or Company, wheresoever incorporated, having dealings or business relations with the Corporation or with whom the Corporation proposes to have dealings or business relations, the contracts of any person or company proposing to buy or owning shares of the capital stock of the Corporation securing or evidencing an obligation in respect of the purchase price thereof or facilitating or evidencing any borrowing by such person or Company in respect of the purchase price of such shares, or otherwise.

2.02 Delegation: The Board may from time to time delegate to a committee of the Board, a Director or an Officer of the Corporation or any other person as may be designated by the Board all or any of the powers conferred on the Board by the preceding section of this By-law or by the Act to such extent and in such manner as the Board may determine at the time of such delegation.

2.03 Banking Arrangements: The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions, and delegations of powers as the Board may from time to time prescribe.

2.04 Custody of Securities: All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the Board of Directors, with such other depositaries or in such other manner as may be determined from time to time by the Board of Directors.

All share certificates, bonds, debentures, notes or other obligations belonging to the Corporation may be held in the name of a nominee or nominees of the Corporation (and if held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.05 Voting Shares and Securities in Other Corporations: All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation, other than shares it beneficially owns in its holding body corporate, may be voted at any and all meetings of shareholders, bondholders, debenture holder or holders of other securities (as the case may be) of such body corporate and in such manner and by such person or persons as the Board of Directors of the Corporation shall from time to time determine. The proper signing Officers of the Corporation may also execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the Board of Directors.

Division Three
EXECUTION OF INSTRUMENTS

3.01 Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of Chairman of the Board, Managing Director, President, Vice-President or Director and the other of whom holds one of the said offices or the Office of Secretary, Treasurer, Assistant Secretary or Assistant Treasurer or any other office creased by By-law or by the Board. In addition, the Board or the said two persons may from time to time direct the manner in which and the person or persons by who any particular instrument or class of instruments may or shall be signed. Any signing Officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

3.02 Cheques, Drafts and Notes: All cheques, drafts or orders for the payment of money and all notes and acceptances of bills of exchange shall be signed by such Officer or Officers or person or persons, whether or not Officers of the Corporation, and in such manner as the Board of Directors may from time to time designate by resolution.

Division Four
Directors

4.01 Number: The Board of Directors shall consist of the number fixed by the articles, or where the articles specify a variable number, the number of Directors shall be a minimum of 1 and a maximum of 15, at least half of whom shall be resident Canadians.

4.02 Election and Term: Subject to the articles or an unanimous shareholder agreement the election of Directors shall take place at each annual meeting of shareholders and all the Directors then in office, unless elected for a longer period of time, shall retire but, if qualified, shall be eligible for re-election. The number of Directors to be elected at any such meeting shall, subject to the articles or an unanimous shareholder agreement, be the number of Directors then in office, or the number of Directors whose terms of office expire at the meeting, as the case may be, except that if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of Directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of Directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of Directors authorized by the amendment. If an election of Directors is not held at the proper time, the incumbent Directors shall continue in office until their successors are elected. If the articles provide for cumulative voting each Director elected by shareholders (not Directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and every shareholder entitled to vote at an election of Directors has the right to cast votes for the Directors to be elected equal to the number of votes attached to the shares held by him multiplied by the number of Directors he is entitled to vote for, and he may cast all such votes in favor of one candidate or distribute them among the candidates in such manner as he sees fit. If he has voted for more than one candidate without specifying the distribution among such candidates he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03 Removal of Directors: Subject to the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any Director from office, except a Director elected by employees or creditors pursuant to the articles or an unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the Board. Provided, however, that if the articles provide for cumulative voting no Director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more Directors.

4.04 Qualifications: No person shall be qualified for election as a Director if he is less than 18 years of age; if he is of unsound mind and has been so found by a Court in Canada or elsewhere, if he is not an individual; or if he has the status of a bankrupt. A Director need not be a shareholder.

4.05 Consent: No election or appointment of a person as Director shall be effective unless:

(a) he was present at the meeting when he was elected or appointed and did not refuse to act as a Director, or

(b) he consents to writing to act as a Director before his election or appointment or within ten days thereafter, or

(c) he acts as a Director pursuant to the election or appointment.

4.06 Vacation of Office: A Director ceases to hold office when he dies; he is removed from office by the shareholders or by creditors or employees who elected him, as the case may be; he ceases to be qualified for election as a Director; he be convicted of an indictable offence; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.07 Committee of Directors: The Directors may appoint from among their number one or more committees of Directors, however designated, and subject to Section 110 of the Act may delegate to any such committee any of the powers of the Directors. At least half of the members of any such committee shall be resident Canadians.

4.08 Transaction of Business: Subject to the provisions of Section 5.9 the powers of a committee of Directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

4.09 Advisory Bodies: The Board may from time to time appoint such advisory bodies as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.10 Procedure: Unless otherwise determined by the Board, each committee and advisory Board shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedures.

4.11 Remuneration and Expenses: Subject to any unanimous shareholder agreement, the Directors shall be paid such remuneration for their services as the Board may from time to time determine. The Directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board of any committee thereof. Nothing herein contained shall preclude any Director from serving the Corporation in any other capacity and receiving remuneration therefore.

4.12 Subscribers first Directors: The subscribers hereto shall be the first Directors of the Corporation, unless the Corporation has been incorporated and Directors elected prior to the adoption of these articles.

4.13 Alternate Directors: Any Director may, at any time and from time to time, appoint any other person to be his alternate to act in his place at any meeting of Directors at which he is not personally present, and may at any time remove any alternate Director appointed by him and appoint another in his place. The notice of appointment may name more than one person in order of preference to act as alternate, if the other persons named in priority are not present at any meeting. An alternative Director shall not be entitled to receive any notice of meetings of Directors or any remuneration from the Corporation, but shall otherwise have the powers and be subject in all respects to the terms and conditions existing with reference to the other Directors of the Corporation. Any appointment so made may be revoked at any time by the appointor. An alternate Director shall, ipso facto, cease to

be an alternate Director if his appointor ceases for any reason to be a Director. Every person acting as an alternate Director shall alone be responsible to the Corporation for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him. The Director so appointing shall not be responsible for the acts and defaults of an alternate Director so appointed. All appointments and removals of alternate Directors made by any Director in pursuance of this By-law shall be in writing under the name of the Director making the same, and shall be sent to or left at the registered office or the head office of the Corporation or sent to or delivered to the Secretary of the Corporation. Any appointment of an alternate Director may be either for a specified meeting or for all meetings during a specific period of time.

Division Five
MEETING OF Directors

5.01 Place of Meeting: Meetings of the Board of Directors and of committees of Directors (if any) may be held within or outside Alberta.

5.02 Notice of Meeting: Notice of the time and place of each meeting of the Board shall be given in the manner provided in Section 13.01 to each Director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of Directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the Directors or in the office of auditor;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve a take-over bid circular of Directors' Circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal By-laws.

Provided, however, that a Director may in any manner waive notice of a meeting and attendance of a Director at a meeting of Directors shall constitute a waiver of notice of the meeting except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the Board of Directors to be held immediately following an election of Directors or for a meeting of the Board of Directors at which a Director is to be appointed to fill a vacancy in the Board, no notice of such meeting shall be necessary to the newly elected or appointed Director or Directors in order to legally constitute the meeting, provided that a quorum of the Directors is present.

5.03 Adjourned Meeting: Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04 Regular Meetings: The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each Director forthwith after being passed, and forthwith to each Director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this By-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.05 Chairman and Secretary: The Chairman of any meeting of the Board shall be the first mentioned of such of the following Officers as have been appointed and who is a Director and is present at the meeting: Chairman of the Board, Managing Director or President. If no such Officer is present, the Directors present shall choose one of their number to be Chairman. The Secretary of the Corporation shall act as Secretary at any meeting of the Board, and if the Secretary of the Corporation be absent, the Chairman of the meeting shall appoint a person who need not be a Director to act as Secretary of the meeting.

5.06 Quorum: Subject to the following section, the quorum for the transaction of business at any meeting of the Board shall consist of a majority of Directors holding office or such greater number of Directors as the Board may from time to time determine.

5.07 Half Canadian Representation at Meetings: The Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless at least half of the Directors present are resident Canadians, except where:

(a) a resident Canadian Director who is unable to be present approves in writing or by telephone or other telecommunication facilities the business transacted at the meeting; and

(b) at least half of the members present would have been resident Canadians had the Director been present at the meeting.

5.08 Voting: Questions arising at any meeting of the Board of Directors shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting, in addition to his original vote, shall have a second or casting vote.

5.09 Meeting by Telephone: If all the Directors of the Corporation consent, a Director may participate in a meeting of the Board or a committee of the Board by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board.

5.10 Resolution in Lieu of Meeting: Notwithstanding any of the foregoing provisions of this By-law, a resolution in writing either ordinary or special, signed by all the Directors entitled to vote on that resolution at a meeting of the Directors or a committee of Directors, if any is as valid as if it had been passed at a meeting of the Directors or the committee of Directors, if any.

5.11 Minutes: Minutes of any meeting of the Board or of any committee of the Board, if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such Minutes.

5.12 Management and business vested in the Board: The management and conduct of the business and affairs of the Corporation shall be vested in the Board, which, in addition to the powers and authorities by these By-laws or otherwise expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not hereby or by statute expressly Director or required to be exercised or done by the members.

Division Six
PROTECTION OF Directors, Officers AND OTHERS

6,01 Conflict of Interest: A Director or Officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a Director or Officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or a subsidiary thereof. Such a Director or Officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or shareholders. Subject to the provisions of the Act, a Director shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the Director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the Directors or shareholders, and it is fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the Director refrains from voting as a Director on the contract or transaction and absents himself from the Directors meeting at which the contract is authorized or approved by the Directors, except attendance for the purpose of being counted in the quorum.

6.02 Limitation of Liability: Every Director and Officer of the Corporation in exercising his powers and discharging his duties shall act honestly and with good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no Director or Officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other Director or Officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any Director or Officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof. The Directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into the name or on behalf of the authorized or approved by the Board of Directors.

6.03 Indemnity: Subject to the Section 119 of the Act, the Corporation shall indemnify a Director or Officer, a former Director or Officer, or a person who acts or acted at the Corporation's request as a Director or Officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs, executors, administrators and other legal representatives, from and against:

(a) any liability and all costs, charges and expenses that he sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office; and

(b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Corporation,

except where such liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing in this section shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section.

6.04 Insurance: Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section against any liability incurred by him in his capacity as a Director or Officer of the Corporation or of any body corporate where he acts or acted in that capacity at the Corporation's request.

6.05 Submission of Contracts or Transactions to Shareholders for Approval: The Board of Directors in its discretion may submit any contract, act or transaction for approval or ratification at any annual meeting of the shareholders or at any special meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and, subject to the provisions of Section 115 of the Act, any such contract, act or transaction that shall be approved or ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other By-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.06 Action by the Board: Subject to any unanimous shareholder agreement, the Board shall manage the business and affairs of the Corporation. The powers of the Board may be exercised at a meeting (subject to Sections 4.08 and 4.09) at which a quorum is present or by resolution at a meeting of the Board. Where there is a vacancy in the Board, the remaining Directors may exercise all the powers of the Board so long as a quorum remains in office. Where the Corporation has only one Director, that Director may constitute a meeting.

6.07 Vacancies: Subject to the Act, a quorum of the Board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of Directors or from a failure of the shareholders to elect the number or minimum number of Directors. In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of Directors, the Board shall forthwith call a special meeting of the shareholders to fill the vacancy. If the Board fails to call such meeting or if there are no such Directors then in office, any shareholder may call the meeting.

6.08 Calling of Meetings: Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman of the Board, the Managing Director, the President or any two Directors may determine.

Division Seven
Officers

7.01 Election or Appointment: Subject to any unanimous shareholder agreement, the Board from time to time shall elect or appoint a President or Secretary or both, and may elect or appoint a President or a Secretary or both, and may elect or appoint one or more Vice-Presidents (to which title may be added words indicating seniority or function), a general manager, a treasurer and such other Officers as the Board may determine, including one or more assistants to any of the Officers so elected or appointed. The Board from time to time may also elect or appoint a Chairman of the Board, who must be a Director and a resident Albertan, but otherwise the Officers of the Corporation need not be resident Albertans or Directors of the Corporation. Two or more offices may be held by the same person. The Board may specify the duties of and in accordance with this By-law and the law, delegate to such Officers powers to manage the business and affairs of the Corporation.

7.02 Chairman of the Board: The Chairman of the Board shall, when present, preside at all meetings of the Board of Directors, committees of Directors and, in the absence of the President, at all meetings of shareholders. In addition, the Board may assign to him any of the powers and duties that may by the provisions of this By-law be assigned to the Managing Director or to the President; and he shall have such other powers and duties as the Board may specify.

7.03 Managing Director: The Managing Director, if any, shall be a resident Albertan, and exercise such powers and have such authority as may be delegated to him by the Board of Directors in accordance with the provisions of Section 110 of the Act and, in particular, the Board may delegate to him such of the powers and duties as may be assigned by this By-law to a General Manager or Manager.

7.04 President:

(i) The Board from time to time, may elect from among its numbers a President.

(ii) The President shall be the Chief Executive Officer of the Corporation, and preside at all General Meetings and, in the absence or non-appointment of the Chairman of the Board, shall also preside at meetings of the Board. He shall have general and active management of the business and affairs of the Corporation, and without limitation to the foregoing:

(1) he shall have general superintendence and direction of all the other Officers of the Corporation;

(2) he shall submit the annual report of the Board, if any, and the annual balance sheets and financial statements of the business and affairs and reports on the financial position of the Corporation as required by the Statutes to the Annual General Meeting and from time to time he shall report to the Board of all matters within his knowledge which the interest of the Corporation requires to be brought to their attention;

(3) he shall be ex-officio a member of all standing committees.

7.05 Vice-President: During the absence or disability of the President, his duties shall be performed and his powers exercised by the Vice-President or, if there are more than one, by the Vice-President designated from time to time by the Board for the President; provided, however, that a Vice-President who is not a Director shall not preside as Chairman or any meeting of Directors or of a committee of Directors. A Vice-President shall have such other powers and duties as the Board or the President may prescribe.

7.06 Secretary: The Secretary or if none is appointed, the President, shall attend and be the Secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, Directors, Officers, auditors and members of committees of the Board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other Officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the Board or the Chief Executive Officer may specify.

7.07 Treasurer: The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of the securities and the disbursement of funds of the Corporation; he shall render to the Board whenever required an account of all his transactions and he shall have such other powers and duties as the Board or the Chief Executive Officer may specify.

7.08 General Manager or Manager: If elected or appointed, the General Manager shall have, subject to the authority of the Board, the Manager Director, if any, and the President, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the Board of Directors and/or by the shareholders) and to employ and discharge agents and employees of the Corporation or may delegate to him or them any lesser authority. A General Manager or Manager shall conform to all lawful orders given to him by the Board of Directors of the Corporation and shall at all reasonable times give to the Directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a General Manager or Manager shall be subject to discharge by the Board of Directors.

7.09 Powers and Duties of Other Officers: The powers and duties of all other Officers shall be such as the terms of their engagement call for or as the Board, the Managing Director, or the President may specify. Any of the powers and duties of an Officer to whom an assistant has been appointed may be exercised and performed by such assistance, unless the Board or the Chief Executive Officer otherwise directs.

7.10 Variation of Powers and Duties: The Board may from time to time and subject to the provisions of the Act, vary, add to, or limit the powers and duties of any Officer.

7.11 Term of Office: The Board, in its discretion, may remove any Officer of the Corporation, without prejudice to such Officer's rights under any employment contract. Otherwise such Officer appointed by the Board shall hold office until his successor is appointed, or until his earlier resignation.

7.12 Vacancies: If the office of any Officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the Directors by resolution shall, in the case of the President or the Secretary, and may, in the case of any other office, appoint a person to fill such vacancy.

7.13 Remuneration and Removal: The remuneration of all Officers appointed by the Board of Directors shall be determined from time to time by resolution of the Board of Directors. The fact that any Officer or employee is a Director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All Officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the Board of Directors at any time, with or without cause.

7.14 Agents and Attorneys: The Corporation, by or under the authority of the Board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.15 Conflict of Interest: An Officer shall disclose his interest in any material contract or proposed material contract with the Corporation.

7.16 Fidelity Bonds: The Board may require such Officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the Board may from time to time determine.

7.17 Executive Committee:

(a) Whenever the number of Directors constituting the Board shall consist of more than six (6), the Board may appoint not less than three (3) of their number to constitute an Executive Committee, of whom a majority shall constitute a quorum, and who may meet at stated times or on notice to all or any of their own number; the members of such Committee shall advise with and aid the Officers and the Board in all matters concerning the Corporation's interests and in the management of its business and affairs and generally perform such duties and exercise such powers as may be directed or delegated to such Committee by the Board from time to time. The Board may delegate to such Committee authority to exercise such of its powers while the Board is not in session as the Board may designate. Unless and until the Board otherwise determines, the President and any Directors elected by the Board shall constitute the Executive Committee of the Corporation and shall be and are hereby vested with authority to exercise all of the powers of the Board while such Board is not in session, except such powers as the Statutes are required to be exercised by the Board.

(b) The Executive Committee may act by the written consent of a quorum thereof, although not formally convened.

(c) The Executive Committee shall keep minutes of its proceedings and report the same to the Board at the next meeting thereof.

(d) A majority of the Executive Committee shall be Canadian residents.

Division Eight
SHAREHOLDERS' MEETINGS

8.01 Annual Meetings: Subject to Section 127 of the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and, subject to Section 8.03, at such place or places as the Board, the Chairman of the Board, the Managing Director or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, elected Directors, appointing an auditor if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings: The Board, the Chairman of the Board, the Managing Director or the President shall have the power to call a special meeting of shareholders at any time. A special meeting may also be called by any shareholder or Director on the refusal or inability of the above to call one, provided the caller of the meeting bears all of the expenses of calling and holding the meeting.

8.03 Place of Meeting: Meetings of shareholders shall be held at any place within Alberta as the Directors may by resolution determine or, if all the shareholders entitled to vote at the meeting so agree or if the articles so provide, outside Alberta.

8.04 Record Date of Notice: The Board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record for the determination of shareholders entitled to notice of the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 Notice: A printed, written or typewritten notice stating the day, hour and place of each meeting of shareholders shall be given in the manner provided in Section 13.01 not less than 7 nor more than 30 days before the date of the meeting to each Director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of Directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholders to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

8.06 Right to Vote: At any meeting of shareholders, every person shall be entitled to vote who, on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, or if no notice is sent, on the date of the meeting, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting, except:

(a) that where such person transfers his shares after the record date is set, or if no record date is set, after the close of business on the date preceding the date notice of the meeting is sent to shareholders; and

(b) the transferee, at least 10 days prior to the meeting, produces properly endorsed share certificates to the Secretary or transfer agent of the Corporation or otherwise establishes his ownership of the share;

in which case the transferee may vote those shares. If notice is not sent, the transferee may establish his ownership to the shares in the manner aforesaid at any time prior to the holding of the meeting.

8.07 Waiver of Notice: A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.08 Chairman, Secretary and Scrutineers: The President or, in his absence, the Chairman of the Board, if such an Officer has been elected or appointed and is present, otherwise a Vice-President who is a shareholder of the Corporation shall be Chairman of any meeting of shareholders. If no such Officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and those entitled to vote shall choose one of their number to be Chairman. If the Secretary of the Corporation is absent, the Chairman shall appoint some person, who need not be a shareholder, to act as Secretary of the meeting, if desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the Chairman with the consent of the Meeting.

8.09 Persons Entitled to be Present: The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the Directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with the consent of the meeting.

8.10 Quorum: Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be ________ persons present in person or equivalent, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting is so adjourned to a fixed time and place, then any members present shall then constitute a quorum.

8.11 Participation of Meeting by Telephone: A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other telecommunication facilities that permit all persons participating in the meeting to hear each other (if all the shareholders entitled to vote at the meeting consent) and a person participating in such a meeting by those means is deemed to be present at the meeting.

8.12 Proxyholders and Representatives: Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder who is a body corporate or association, by an individual authorized by a resolution of the Board of Directors or governing body of the body corporate or association to present it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the Secretary or the Chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing and is valid only at the meeting in respect to which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

Subject to the regulations, a proxy may be in the following form:

The undersigned shareholder of ____ hereby appoints ____
____________________ of ____________________________,
or failing him, ________________ as the nominee of the undersigned to attend and act for the undersigned and on behalf of the undersigned at the ____________ meeting of the shareholders of the said Corporation to be held on the _____ day of _________, 19___.
DATED this ________ day of __________, 19__.

____
Signature of Shareholder

8.13 Time for Deposit of Proxies: The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the Secretary of the Corporation or by the Chairman of the meeting or any adjournment thereof prior to the time of voting.

8.14 Validity Following Death or Transfer: A vote given in accordance with the terms of a proxy shall be valid notwithstanding the previous death of the principal or transfer of the share with respect to which the vote is given, provided notice in writing of such death or transfer shall not have been received by the Corporation at least 24 hours before the meeting at the place at which the proxies are to be deposited, nor by the Chairman of the meeting at the time of the holding of the meeting.

8.15 Joint Shareholders: If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one of the shares jointly held by them. If they cannot or do not agree on the vote of their joint holdings then their vote shall not be taken.

8.16 Votes to Govern: At any meeting of shareholders every question shall, unless otherwise required by the articles or By-laws or By-law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the Chairman of the meeting shall be entitled to a second or casting vote.

8.17 Show of Hands: Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favor or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.18 Ballots: On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the Chairman may require that a ballot be taken either before or upon the declaration of the result of any vote by shown of hands. If a ballot is demanded on the election of a Chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the Chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect to the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question.

8.19 Adjournment: The Chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting.

8.20 Resolution in Lieu of a Meeting: Notwithstanding any of the foregoing provisions of this By-law a resolution in writing either ordinary or special signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

8.21 Only One Shareholder: Where the Corporation has only one shareholder or only one holder of any class or series of shares, that shareholder present in person or duly represented constitutes a meeting.

Division Nine
SHARES

9.01 Allotment and Issuance: Subject to Section 25 of the Act, the articles and any unanimous shareholder agreement, the Board may from time to time allot or grant options to purchase the whole or any part, including fractional parts of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

9.02 Commissions: The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

9.03 Non-Recognition of Trusts: Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.04 Certificates: Share certificates and the form of stock transfer power on the reverse side thereof shall (subject to the Provisions of the Act) be in such form as the Board of Directors may by resolution approve and such certificates shall be signed manually by the Chairman of the Board, or the President, or the Vice-President, or the Secretary, or by on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, if any. The corporate seal, if any, need not be impressed upon a share certificate issued by the Corporation.

9.05 Replacement of Share Certificates: The Board of any Officer or agent designated by the Board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.06 Joint Holders: If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Division Ten
TRANSFER OF SECURITIES

10.01 Registration of Transfer: Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the Board and upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Section 10.04.

10.02 Transfer Agents and Registrars: The Board may from time to time by resolution appoint or remove one or more transfer agents registered under the Trust Companies Act to maintain a central securities register or registers and one or more branch transfer agents to maintain branch securities register or registers. A transfer agent or branch transfer agent so appointed may be designated as such or may be designated as a registrar, according to his functions, and a person may be appointed and designed with the functions of both registrar and transfer or branch transfer agent. The Board may provide for the registration of transfers of securities by and in the offices of such transfer, or branch transfer agents or registrars. In the event of any such appointment in respect of any of the shares of the Corporation, all share certificates issued by the Corporation in respect to those shares shall be countersigned by on behalf of one of the said transfer agents, branch transfer agents or registrars, if any, as the case may be.

10.03 Securities Registers: A central securities register of the Corporation shall be kept at the designated records office of the Corporation, if any, otherwise the registered office of the Corporation, or at an office or offices of a corporation or corporations registered under the Trust Companies Act as may from time to time be designated by resolution of the Board of Directors to act as the Corporation's transfer agent or agents. Branch securities register or registers may be kept either in or outside Alberta at such office or offices of the Corporation as the Directors may determine, or at the office or offices of such other person or persons or corporations as may from time to time be designated by the resolution of the Directors to act as the Corporation's branch transfer agent or agents. A branch securities register shall contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04 Decreased Shareholders: In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

10.05 Lien for Indebtedness: If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation for any unpaid amount owing on a share issued by the Corporation on the date the Corporation was continued under the Act, such lien may be enforced, subject to the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

10.06 Alteration of Share Capital: Subject to the provisions of the Act, the Corporation may, by resolution of the Board or of the members:

(a) increase the maximum price or consideration for which shares without nominal or par value may be issued, where such maximum price or consideration has been stated in the articles;

(b) cancel shares which, at the date of the passing of the above-mentioned resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the number of share cancelled;

(c) cancel paid-up shares which are surrendered to the Corporation by way of gift and, if the resolution so provides, diminish the amount of its share capital by the number of shares cancelled;

(d) cancel paid-up shares that are acquired by the Corporation on a distribution of the assets of another company under liquidation proceedings, and, if the resolution so provides, diminish the amount of its share capital by the number of shares cancelled.

Division Eleven
DIVIDENDS AND RIGHTS

11.01 Dividends: Subject to the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

11.02 Dividend Cheques: A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared, and mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities register or registers unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 Non-Receipt of Cheques: In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

11.04 Unclaimed Dividends: Any dividend unclaimed after a period of 2 years from the date of which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05 Record Date for Dividends and Rights: The Board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

11.06 Deduction from Dividends Payable: The Corporation may deduct from the dividends payable to any member of all such sums of money as may be due from him to the Corporation on account of debts, obligations or otherwise.

Division Twelve
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Except as provided by the Act and in paragraph 12.01 no shareholder shall be entitled to obtain information respecting any details or conduct of the Corporation's business which in the opinion of the Directors would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 The Directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the shareholders.

Division Thirteen
NOTICES

13.01 Method of Giving Notices: Any notice or other document required by the Act, the Regulations, the articles or the By-laws to be sent to any shareholder or Director or to the auditor shall be delivered personally or sent by prepaid mail or by telegram or cable or telex to any such shareholder at his latest address as shown in the records of the Corporation or its transfer agent and to any such Director at his latest address as shown in the records of the Corporation or in his latest address as shown in the records of the Corporation or in the last notice filed under Section 101 or 108 of the Act, and to the auditor at his business address. A notice shall be deemed to be given when it is delivered personally to any such person or to his address as aforesaid; a notice mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, Director, Officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

13.02 Notice to Joint Shareholders: If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 Persons Entitled by Death or Operation of Law: Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he came so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 Non-Receipt of Notices: If a notice of document is sent to a shareholder by prepaid mail in accordance with Section 13.01 and the notice or document is returned on two consecutive occasions, it shall not be necessary to send any further notice or document to the shareholder until he informs the Corporation in writing of his new address; provided, always, that the return of a notice of a shareholders' meeting mailed to a shareholder in accordance with Section 13.01 of this By-law shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding the return of the notice.

13.05 Omissions and Errors: The accidental omission to give any notice to any shareholder, Director, Officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Signature on Notices: Unless otherwise specifically provided, the signature of any Director or Officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07 Waiver of Notice: Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, Director, Officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the Regulations thereunder, the articles, the By-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board of a committee of the Board, which may be given in any manner.

13.08 Certification of Notice: A certificate of a duly authorized person as to the facts in relation to the giving of any notice shall be prima facie evidence thereof.

13.09 Computation of Time: In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving of the notice shall be excluded and the date of the meeting or other event shall be included.

Division Fourteen
MISCELLANEOUS

14.01 Financial Year: Until changed by the Board, the financial year of the Corporation shall end on the last day of March, in each year.

14.02 Directors to Require Surrender of Share Certificates: The Directors in office when the Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificates, or such of their share certificates as the Directors may determine, for the purpose of cancelling the share certificates and replacing them with new share certificates that comply with the Act, in particular, replacing existing share certificates with share certificates that are not negotiable securities under the Act. The Directors in office shall act by resolution under this section and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing

share certificates. The Directors may take such proceedings as they deem necessary to compel any shareholder to comply with a requirement to surrender his share certificate or certificates pursuant to this section. Notwithstanding any other provision of this By-law, but subject to the Act, the Directors may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.03 Shareholders' Approval to Amend By-law No. 1: The Directors shall not, without the prior approval of the shareholders entitled to vote at an annual meeting of the Corporation, given by ordinary resolution, amend or repeal any provision of this By-law.

14.04 Effective Date: This By-law shall come into force upon the issue of the Certificate of Incorporation under the Act.

14.05 Unanimous Shareholder Agreement: The provisions of the By-laws shall in all respect be subject to the terms of any unanimous shareholder agreement and every Director and Officer shall comply therewith, and a notice thereof shall be conspicuously placed on every certificate for shares in the Corporation.

Enacted on 24th day of July, 2000.

President

Secretary

BY-LAW NO. 2

A By-law respecting the borrowing of money, the issuing of securities and the securing of liabilities by

GRANDE CACHE COAL COMPANY INC

(hereinafter called "the Corporation")

GRANDE CACHE COAL COMPANY INC

BE IT ENACTED as a By-law of the Corporation as follows:

1. Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and as such prices as may be deemed expedient;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation to any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any present and future property, real and personal, immovable and moveable, of the Corporation including its undertakings and rights, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other indebtedness, liability or obligation of the Corporation, present or future.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

2. The Board may from time to time delegate to a committee of the Board, a Director or an Officer of the Corporation or any other person as may be designated by the Board all or any of the powers conferred on the Board by the preceding section of this By-law or by the Act to such extent and in such manner as the Board may determine at the time of such delegation.

3. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe.

4. This By-law shall come into force the date the Corporation is incorporated under the Act or the date on which this By-law is enacted, whichever is later.

MADE by the Board the 24th day of July, 2000.

Per: ________________ Richard B. Hillary

Per: ________________ James Decker

(WITNESS the Corporate Seal of the Corporation)

CONFIRMED by the Shareholders in accordance with the Act the

24th day of July, 2000.

Per: ________________ Secretary






WEIR

Weir International, Inc.
Mining, Geology and Energy Consultants

TECHNICAL REPORT FOR THE

NO. 7/4 MINE

PREPARED FOR

GRANDE CACHE COAL CORPORATION

JUNE 2006

PROJECT NO. 5113

WEIR

Weir International, Inc.
Mining, Geology and Energy Consultants

June 22, 2006
Project No. 5113.3
Via Email: gklinowski@gccoal.com

Executive Towers West I
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515
USA

Tel: 630-968-5400
Fax: 630-968-5401
weir@weirintl.com

Mr. George Klinowski
Superintendent, Underground Mine
Grande Cache Coal Corporation
Post Office Box 8000
Grande Cache, Alberta
Canada T0E 0Y0

Reference: Technical Report for the No. 7/4 Mine

Dear George:

Herewith is Weir International, Inc.'s (WEIR) *Technical Report for the No. 7/4 Mine* prepared for Grande Cache Coal Corporation (GCCC) for the intent of being used to report reserves for the No. 7/4 Mine.

WEIR was retained by GCCC to prepare an independent Mineral Resource and Mineral Reserve Technical Report for the No. 7/4 Mine. This report has been prepared in accordance with the requirements of a Qualified Person's Technical Report as set out in the Canadian Securities Act, National Instrument 43-101, Standards of Disclosed for Mineral Projects.

The qualifications and experience of the signatory of this report are in Section 8.0.

Sincerely,

Weir International, Inc.

Tom A. Tveten
Chief Geologist

cc: D.N. Kostic
J.W. Sabo

TABLE OF CONTENTS

FIGURES

1.0 EXECUTIVE SUMMARY

1.1 INTRODUCTION

Weir International, Inc (WEIR) was retained by Grande Cache Coal Corporation (GCCC) to prepare a Mineral Resource and Mineral Reserve Technical Report for the No. 7/4 Mine. This report has been prepared in accordance with National Instrument 43-101 (NI 43-101), *Standards of Disclosure for Mineral Projects, and the Geological Survey of Canada*, Paper 88-21 (GSC 88-21), *A Standardized Coal Resource/Reserve Reporting System for Canada.*

NI 43-101 establishes standards for all public disclosure that an issuer makes of scientific and technical information concerning mineral projects. The purpose of the rule is to enhance the accuracy and integrity of disclosure in the mining sector. The NI 43-101 was developed by the Canadian Securities Administrators (CSA), an umbrella group of Canada's provincial and territorial securities regulators, and is applicable throughout Canada. The rule extends to oral public statements as well as written disclosure in news releases, prospectuses, annual reports and other corporate reporting and offering documents.

GSC 88-21 provides definitions, concepts and parameters used to determine coal resource and reserve quantities and the future work to facilitate consistent categorization of coal quantities found within depositional and tectonic regimes in Canada. In this report, all resources and reserves estimates are reported in accordance with GSC 88-21 and NI 43-101 requirements and have been substantiated by evidence obtained from our site visits and observations. The resource and reserve estimates are supported by detail drilling results, analyses and other evidence and take account of all relevant information supplied to WEIR by GCCC management. In accordance with the NI 43-101 requirements, only measured and indicated reserves have been considered.

1.2 CAPABILITY AND INDEPENDENCE

WEIR is an independent technical consulting firm providing resource evaluation, mining engineering and mine valuation services to the resource and financial service industries.

Information relative to qualifications and experience of the signatory of this report are in Section 8.0.

Drafts of this report were provided to GCCC, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in the report.

1.3 DESCRIPTION OF PROJECT

The project area which includes the No. 7/4 Mine located on the No. 7 Lease lies within the Smoky River Coalfield and is located 20 kilometres north of the town of Grande Cache, in the Municipal District of Greenview, within Township 57 and 58, Ranges 8 and 9, west of the 6th Meridian, in west-central Alberta, Canada.

McIntyre Mines Ltd., (McIntyre) began operations in the Smoky River Coalfield in 1969. The planned production rate was two million clean tonnes annually. In 1985, Dome Mines (Dome) purchased McIntyre and established Smoky River Coal Limited (SRCL) as an operating company. In March 1987, a private Canadian controlled corporation owned by Kaieteur Investments, Inc., an Alberta corporation, and Dong Jin Commercial Inc., a commodity trading company based in Korea, purchased SRCL from Dome.

Annual coal production from surface and underground mines operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes.

On March 31, 2000 SRCL was placed into receivership by a group of secured lenders. This culminated a two-year period of operations under the Corporate Creditors Arrangement Act (CCAA).

GCCC acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from the SRCL receiver. GCCC currently holds the No. 7 coal lease from the Alberta Energy and Utility Board and began producing coal from the No. 7/4 Mine in November of 2004.

A comprehensive review of the exploration information and updated coal reserve estimates have been prepared in accordance with the requirements of NI 43-101, using the classification methods prescribed by GSC 88-21.

1.4 EXPLORATION

Exploration of the Smoky River Coalfield began in the late 1950s. A substantial exploration database has been developed, including over 3,300 drill holes, of which 79 are within the No. 7 Lease.

Exploration data for the No. 7 Lease is summarized as follows:

Number of Drill Holes	Total Metres Drilled	Average Metres Per Hole	Number of Adits
79	14,030	178	3

1.5 MINERAL RESOURCES AND RESERVES

GCCC determined the technical and economic limits for underground mining based on engineering analysis using seam isopachs and seam iso-dip maps.

Feasibility and pre-feasibility studies have been preformed on the resources for the No. 7-4 Mine. In addition, GCCC has been successfully operating the mine for over 18 months. The operating cost budget for the future mining project is similar to the costs the No. 7/4 Mine achieved since it has been operating at full production. Therefore, the identified economically recoverable resources are classified as reserves.

Based on the resource and reserve classification method specified in GSC 88-21, the No. 7/4 Mine reserves are classified as *moderate geology type reserves*. All of the coal reserves are low volatile bituminous in rank.

WEIR estimated the No. 7/4 Mine reserves as of April 1, 2006 as follows:

Deposit	Reserves (Million Tonnes)		Percent
Type	Recoverable	Saleable	Measured
Underground	5.22	3.91	100.0

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 INTRODUCTION

WEIR was retained by GCCC to prepare an independent Mineral Resource and Mineral Reserve Technical Report for the No. 7/4 Mine located near Grande Cache, Alberta, Canada (See Figure 2-1). WEIR estimated the reserves for the No. 7/4 Mine based on the mine plan developed by GCCC. WEIR reviewed the historical mining costs for the No. 7/4 Mine and the projected budget for future mining. The work has been conducted in accordance with the requirements of NI 43-101, using the classification methods prescribed in GSC 88-21.

GCCC applied to Alberta Energy and Utility Board for leases in the Smoky River Coalfield to provide the reserve/resource base for a long-term mining operation. In September 2000 GCCC was granted the No. 7 Lease for an area covering the No. 7/4 Mine. GCCC began producing coal from the mine in November 2004.

The purpose of this report is to provide a Qualified Person's Technical Report that can be used and relied on by GCCC for reporting to entities of the Canadian government.

The author of this report is independent of GCCC and has not been involved in any of the field work or operations undertaken at the No. 7/4 Mine.

2.2 DISCLAIMER

This technical report is primarily based on information provided by GCCC and WEIR has relied on information to prepare this study. The technical report specifically excludes all aspects of legal issues, commercial and financial matters, land titles and agreements; excepting such aspects as may directly influence technical, operational or cost issues.

GCCC provided the financial models that were reviewed for this technical report. WEIR reviewed the accuracy and consistency of the models relative to forecasting production, costs and product quality. By assignment, WEIR relied upon ownership information provided by GCCC and has not performed an independent review of the leases.

WEIR has conducted valuation, reserve, feasibility and market studies for numerous clients internationally and is familiar with surface and underground mining, coal reserves and coal

markets. Beyond care required for preparing this technical report, WEIR makes no representation to the accuracy of the data provided by GCCC.

WEIR's opinion is that the information provided by GCCC was adequate for WEIR to undertake its assignment. The technical report did not discover any significant inaccuracy, misstatement, or apparent omission in the information provided.

Coal mining, and in particular underground coal mining, is carried out in an environment where not all events are predictable. While an effective management team can identify the known risks and take measures to manage and mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring. It is not possible, therefore, to remove totally all risks or state with certainty that an event that may have a material impact on the operation of the coal mine, will not occur.


ALBERTA
N
High Level
Fort McMurray
Peace River
Grande Prairie
Grande Cache
Coal Corporation
Athabasca
Bonnyville
Whitecourt
Barrhead
Grande Cache
Edson
EDMONTON
Lloydminster
Hinton
Drayton Valley
Camrose
Jasper
Wetaskiwin
Red Deer
Rocky Mountain House
Drumheller
Banff
CALGARY
Canmore
Brooks
Medicine Hat
Lethbridge

Figure 2-1

Technical Report for the No. 7/4 Mine
Alberta, Canada

General Location Map

Prepared For
Grande Cache Coal Corporation
Scale 1 Centimetre = 50 kilometres

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
Job 5113
June 2006

3.0 PROPERTY DESCRIPTION AND LOCATION

3.1 LOCATION, ACCESS AND INFRASTRUCTURE

The No. 7/4 Mine is located 20 kilometres north of the town of Grande Cache, in the Municipal District of Greenview, within Townships 57 and 58, Ranges 8 and 9, west of the 6th Meridian, in west-central Alberta, Canada (See Figure 2-1). Drainage is generally to the northeast along the Smoky River on the southeast, and the Kakwa River on the northwest.

Provincial Highway 40 is a paved, two-lane road that connects the No. 7/4 Mine area with the town of Grande Cache and with the communities of Grande Prairie to the north and Hinton to the southeast. The lease area is served by an existing line of Alberta RailNet, which connects with the main lines of the Canadian National Railway Company (CN), allowing access to the three major coal export terminals in British Columbia or to the Great Lakes.

GCCC holds the No. 7 Lease which covers the reserves to be mined in the No. 7/4 Mine. The No. 7 Lease is summarized as follows:

Lease Number	Area (Hectacres)	Date Recorded
13000900001	608	September 6, 2006

3.2 TOPOGRAPHY AND CLIMATE

The No. 7/4 Mine is located in the eastern foothills of the Rocky Mountains. Folding and faulting have resulted in a general trend of northwest-southeast elongated ridges, which are cut by rivers and streams generally flowing in a northeasterly direction. The relief between stream valleys and ridge tops ranges from 300 to 1,100 metres. The area is forested land categorized as subalpine, serving general watershed, recreational and wildlife habitat uses.

The climate within the area is characterized by relatively long cold winters and moderate to warm summers. Average annual summer and winter temperatures are approximately 10 degrees Celsius (C) and minus 15 degrees C, respectively. Frost can occur throughout the year and the snow pack often persists from late October to May at higher elevations. Precipitation ranges between 800 to 1,100 millimetres annually.

3.3 HISTORY

The town of Grande Cache, including its transportation infrastructure and community services, was originally established to support coal mining in the Smoky River Coalfield. The Coal Development Policy for Alberta (Alberta Energy, 1976) and Eastern Slopes Policy (Alberta Energy and Natural Resources, 1984) established zoning favorable to coal, which has prevailed to the present day.

McIntyre Mines Ltd., (McIntyre) began operations in the Smoky River Coalfield in 1969. The planned production rate was two million clean tonnes annually. In 1985, Dome Mines (Dome) purchased McIntyre and established SRCL as an operating company. In March 1987, a private Canadian controlled corporation owned by Kaieteur Investments, Inc., an Alberta corporation, and Dong Jin Commercial Inc., a commodity trading company based in Korea, purchased SRCL from Dome.

The McIntyre and SRCL operations in the Grande Cache area generally employed approximately 400 people, although the number of employees was as high as 1,200. Most of the mine employees lived in Grande Cache.

Annual coal production from surface and underground mines operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes.

SRCL produced the following metallurgical coal products:

- Smoky River Premium 7 (PR7) – A prime quality, low ash, low-volatile, hard-coking coal, with an ash content of 7.0 percent.
- Smoky River Standard (SRS) – A high quality, soft-coking coal, with an ash content of 9.5 percent, used in coke oven blends or as an injection coal.

SRCL established a customer base of approximately 12 companies in eight countries located on four continents.

On March 31, 2000 SRCL was placed into receivership by a group of secured lenders. This culminated a two-year period of operations under the CCAA.

GCCC was incorporated in 2000 as a private Alberta corporation to reactivate coal mining in the Grande Cache area on selected coal leases issued by Alberta Energy and Utility Board on September 6, 2000.

GCCC acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from the SRCL receivers. GCCC received approval No. C85-1A from the Alberta Energy and Utility Board to resume operations of the processing plant to produce up to a maximum of 2,495,000 tonnes of clean coal per year. GCCC also acquired title, from the SRCL receivers, to the engineering and geological database, supporting files and documentation for all the leases now held by GCCC, as well as adjacent areas previously held by SRCL.

3.4 LEASE TERMS

Coal leases are granted by the Provincial government of Alberta for a period of 15 years and are renewable. Leases are granted with the following conditions:

- Payment of a royalty
- Compliance with laws
    - Mines and Minerals Act
    - Coal Conservation Act
- Indemnification of Lessor
- Lost coal provision
- Agreement not to mine, without consent, under any bridge, railway, pipeline, public road or highway
- Special provisions of the GCCC lease include:
    - Cannot transfer lease without consent
    - Compliance with a plan for mining coal from the lease
    - Compliance with milestones
    - Renewal predicated on attaining milestones

4.0 GEOLOGICAL SETTING

4.1 REGIONAL GEOLOGY

The Inner Foothills of the Rocky Mountains near Grande Cache are characterized by exposures of Upper Jurassic and Cretaceous clastic rocks as shown on Figure 4-1, a General Stratigraphic Column of the Smoky River Coalfield. The stratigraphic nomenclature is based on that proposed in the Alberta Research Council Bulletin 56. Stratigraphic units that outcrop in the vicinity are predominately from the Nikanassin Formation and the Luscar Group. The Fort St. John Group, which overlies the Luscar Group, is present in the northern and eastern parts of the area.

The Nikanassin Formation, of Late Jurassic to Early Cretaceous age, is the oldest stratigraphic unit exposed. The Nikanassin Formation consists of more than 400 metres of interbedded sandstone, shale and minor coal seams. The lower part of the Nikanassin Formation is marine in origin.

Disconformably overlying the Nikanassin is the Lower Cretaceous Cadomin Formation. This is the oldest formation in the Luscar Group. The Cadomin Formation consists of 30 to 40 metres of pebble conglomerate and sandstone lenses. It is very resistant to weathering and forms prominent ridges, which make excellent stratigraphic markers throughout the Inner Foothills.

The Gladstone Formation, which lies on top of the Cadomin Formation, is made up of 100 metres of interbedded sandstone, siltstone, shale and minor coal seams. Two coal seams (Seams 1 and 2) are present in the Gladstone Formation on parts of No. 7 Lease.

Overlying the Gladstone Formation is the Moosebar Formation, which consists of 60 metres of dark grey marine shale. The shale is interbedded with siltstone in the upper part of the Moosebar Formation over most of the area.

Above the Moosebar Formation is the Gates Formation, which is the uppermost unit of the Luscar Group. The coal seams of economic interest occur within the Gates Formation. The contact with the underlying Moosebar Formation is gradational. The Gates Formation consists of 320 metres of sandstone, shale and coal and is subdivided into three members.

The Torrens Member is the lowermost member of the Gates Formation and is a marine sandstone and siltstone sequence approximately 30 metres in thickness. The Torrens Member is distinctive due to its weathering resistant nature and blue-grey color. Throughout the area, there is an abrupt contact to the overlying Seam 3, the lowermost unit of the Grande Cache Member.

Overlying the Torrens Member is the Grande Cache Member, the middle member of the Gates Formation. The Grande Cache Member contains the coal seams of economic interest in the area. Interbedded sandstone, siltstone, coal and mudstone units make up the 150 to 165 metres of thickness of the Grande Cache Member. Nine coal seams (Seams 3 through 11) are present in the area. In the northwest, Seams 9, 10 and 11 thin and become carbonaceous shale zones. In the northeast, Seams 3, 5, 6, 7 and 8 become carbonaceous shale zones. Seam 4 is the only seam present across the entire area.

The Mountain Park Member is the uppermost member of the Gates Formation, and consists of 150 to 180 metres of non-marine fine sandstone and siltstone. Some coal seams are present in the Mountain Park Member, although they are not laterally continuous across the entire area.

Above the Mountain Park Member of the Gates Formation, the recessive weathering shales of the Shaftesbury Formation make up the uppermost unit that outcrops across most of the area.

4.2 COAL SEAM DEVELOPMENT

Within localized mine areas, coal seam thickness and character are not subject to rapid lateral changes. However, across the Smoky River Coalfield the seams change in thickness and character. The thickness of Seam 4 in No. 7 Lease averages 4.3 metres. Seam 10 is also present within No. 7 Lease and is 1.7 metres thick.

4.3 STRUCTURAL SETTING

The Smoky River Coalfield is deformed by tectonic events of the Laramide Orogeny which created the Rocky Mountains 60 million years ago. Strata in the coalfield are complexly folded and cut by numerous thrust faults. Structural shortening is estimated to be one-third.

Typical structures consist of a series of northeast verging thrust sheets bound by major faults with displacements varying from several hundred to several thousand metres. The strata contained within the thrust sheets are commonly folded and cut by subsidiary faults with displacement in the order of 10 to 100 metres. The thrust faults have folds reduced by associated fault plane drag.

Surface traces of these complex folds and thrust faults trend northwest-southeast. The majority of the faults are southwest-dipping thrusts, displaying ramps that cut up stratigraphic section and flats that are parallel to bedding. From southwest to northeast there are four major thrust sheets in the area.

- Cowlick Thrust
- Syncline Hills Thrust
- Mason Thrust
- Muskeg Thrust

Asymmetric folds with relatively long, straight limbs and short, narrow hinge zones are commonly found throughout the Smoky River Coalfield. The folds generally have chevron or box shapes and maintain their profile over distances of up to two kilometres along the trend. These folds are conical at their tapering ends. Amplitude of the large folds is of the order of 200 to 1,000 metres. Parasitic folds on the limbs of the major anticlines and synclines are common. Major folds from southwest to northeast are as follows:

- Sterne Creek Anticline
- Two Camp Creek Anticline
- Syncline Hills Syncline
- Westridge Anticline
- McEvoy Anticline
- Winder Syncline
- Barrett Anticline
- Muskeg Anticline

The structural geology of the Smoky River Coalfield is shown on Figure 4-2.

4.4 LOCAL GEOLOGY

The No. 7 Lease is located between the Smoky River and Sheep Creek on the north slope of Mt. Hamel. The coal seams present are Seams 3, 4, 5, 6, 7, 8, 10 and 11. Only Seam 4 has the requisite thickness and quality to be considered economically mineable for export metallurgical coal at the present time.

The thickness of Seam 4 in the No. 7 Lease ranges from 0.7 to 5.7 metres and averages 4.3 metres. The ash is highest (15 percent) in the upper quarter of the seam. The lower three-quarters of the seam is lower in ash (9 percent). The roof consists of approximately 1.0 metre of carbonaceous shale overlain by thick, bedded to massive, silty sandstone and siltstone. The carbonaceous shale thickens to the west.

The northeast and southwest boundaries of the No. 7 Lease are marked by surface traces of two northeasterly verging thrust faults:

- Cowlick Thrust Fault to the southwest
- Syncline Hills Thrust Fault to the northeast

The major structural feature with the No. 7 Lease is the Campbell Flats Anticlinorium, which consists of a box fold with the following smaller anticlines on the corners of the structure:

- Stern Creek Anticline to the southwest
- Two Camp Creek Anticline to the northeast

Between these two anticlines is the relatively flat-bottomed Campbell Flats Syncline, with dips of 0 to 10 degrees and a maximum width of 800 metres. The width of the Campbell Flats Syncline decreases to the northwest and is 200 metres where Seam 4 subcrops above Sheep Creek. The strike length of the Campbell Flats Syncline within the No. 7 Lease is 3,300 metres, gently plunging to the northwest.

Mining of Seam 4 is limited by seam subcrop to the east, west and northwest. To the north and south it is bounded by thrust faults and /or steep dips. Figure 4-3 shows the location and outline of the No. 7/4 Mine Plan.

4.5 DEPOSIT TYPES

Resource and reserve delineation as outlined in GSC 88-21 starts with the classification of the coal deposit by geology type. The geology type is the basis upon which resources and reserves can be further classified into assurance categories. For coalfields, the classes of geology types are: 1) Low, 2) Moderate, 3) Complex and 4) Severe.

The No. 7/4 Mine contains reserves which correspond to the GSC 88-21 description of "moderate", which is to say: "...characterized by homoclines or broad open folds...". As described in Section 4.3, No. 7/4 Mine is within the bottom of a flat bottomed syncline known as the Campbell Flats Syncline.

After classification by geology type, GSC 88-21 stipulates the resources/reserves be classified into deposit type. The four deposit types possible are surface, underground, non-conventional, and sterilized. No. 7/4 Mine is classified underground due to its flat structure and depth of cover.



UPPER CRETACEOUS
LOWER CRETACEOUS
JURASSIC
FORT ST. JOHN GROUP
LUSCAR GROUP
GATES FORMATION
DUNVEGAN FORMATION
SHAFTESBURY FORMATION
MOUNTAIN PARK MEMBER
GRANDE CACHE MEMBER
TORRENS MEMBER
MOOSEBAR FORMATION
GLADSTONE FORMATION
CADOMIN FORMATION
NIKANASSIN FORMATION
COAL MEASURES OF INTEREST
Seam 11
Seam 10
Seam 8
Seam 7
Seam 6
Seam 5
Seam 4
Seam 3
LITHOLOGY
COAL
HIGH ASH COAL
CARBONACEOUS SHALE
SHALE
SILTSTONE
SANDSTONE

Figure 4-1
Technical Report for the No. 7/4 Mine
Alberta, Canada

General Stratigraphic Column for the Smokey River Coalfield

Prepared For
Grande Cache Coal Corporation

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
Job 5113 June 2006



LEGEND
No. 7-4 Underground Mine
GCCC No. 7 Lease
Seam 4 Subcrop
Faults
Anticline
Syncline
Rivers and Streams
0 500 1000 2000 3000 4000
Metres
N
Muskeg Thrust
Syncline Hills Thrust
Two Camp Creek Anticline
Cowlick Thrust
Barrett Anticline
McEvoy Anticline
Tunnelway
H. R. Milner Generating Station
Mason Thrust
No. 7-4 Mine
GCCC Processing Plant
Township 059 Range 08 W6M
Township 058 Range 08 W6M
Township 059 Range 07 W6M
Township 058 Range 07 W6M
Township 058 Range 10 W6M
Township 057 Range 10 W6M
Township 058 Range 09 W6M
Township 057 Range 09 W6M

Figure 4-2
Technical Report for the No. 7/4 Mine
Alberta, Canada

General Geological Structures

Prepared For
Grande Cache Coal Corporation

WEIR
Weir International, Inc.
Mining, Geology and Energy Consultants
Job 5113
June 2006



No. 7/4 Mine Portal Area
Township 058 Range 09 W6M
Township 057 Range 09 W6M
Township 058 Range 08 W6M
Township 057 Range 08 W6M
Mt. Hamel
N34000
N33000
N32000
N31000
N30000
E105000
E106000
E107000
E108000
E109000
E110000
E111000
E112000
E113000
E114000
0
150
300
450
600 metres
0
500
1000
1500
2000 feet
N
LEGEND
Seam 4 Subcrop
Seam 4 Depth of Cover (30 Metres)
Rivers and Streams
Hole Number
Drill Hole Location
Seam Thickness (Feet)
Mine Plan Area
Development Mining Completed
Pillaring Completed - Mined Out

Figure 4-3

Technical Report for the No. 7/4 Mine

Alberta, Canada

No. 7/4 Mine

Mine Plan Area

Prepared For

Grande Cache Coal Corporation

WEIR

Weir International, Inc.

Mining, Geology and Energy Consultants

Job 5113 June 2006

5.0 EXPLORATION

Exploration of the Smoky River Coalfield began in the late 1950s, and a substantial exploration database has been developed. This includes more than 3,300 drill holes of which 79 are within No. 7 Lease.

In addition to the drill holes, a total of 79 adits have been driven to provide bulk samples for coal washability tests. There are three adits within the No. 7 Lease area. The bulk samples provide data for estimating coal processing yield and product quality by seam across the property.

Exploration data for No. 7 Lease is summarized as follows:

Number of Drill Holes	Total Metres Drilled	Average Metres Per Hole	Number of Adits
79	14,030	178	3

Exploration within the No. 7/4 Mine area was conducted in five phases beginning in 1961. The following summarizes the drilling within the No. 7/4 Mine permit area:

Year	Number of Drill Holes	Number of Holes Cored	Total Metres Drilled
1961	7	6	1,365.8
1972	11	11	1,788.6
1981	10	5	2,087.0
1993	15	3	2,068.8
1999	35	6	6,449.0
2001	1	1	271.0
	79	32	14,030.2

The 1961 exploration consisted of diamond core holes drilled by Columbian Iron Ore Company. The next phase, in 1972, consisted of 11 rotary drill holes drilled by McIntyre. In 1981 McIntyre completed a program of 10 rotary drill holes and three adits. In 1993 additional rotary drilling was conducted by SRCL adding 15 drill holes to the total. In 1999 SRCL completed 35 additional drill holes under the terms and conditions of Coal Exploration Program Approval No. 990002 (AENV, August 1999). Norwest Mine Services, Ltd. drilled one test hole near the center of the No. 7/4 Mine as part of their feasibility study. Except for the 1961 drilling, all drill holes were geophysically logged for density, gamma and

resistivity. The last two SRCL drilling programs also included wireline logging for other parameters, including sonic and dipmeter data.

Outcrop mapping in the No. 7/4 Mine area, conducted in the 1970s and 1980s, resulted in approximately 300 rock outcrops being logged for lithology and bedding orientation. In addition, there is a substantial amount of exploration data available immediately outside the permit area, which aids in stratigraphic and coal quality interpretation of the No. 7/4 Mine.

5.1 DRILLING

All exploration drill holes, except those prior to 1970, have been geophysically logged with gamma, density, resistivity and hole deviation tools. Holes drilled since 1990 were also logged with dipmeter tools where hole conditions permitted and selected holes have been sonic logged to assist in rock strength estimation. Cores of the coal seams and immediate roof sections were recovered from approximately half of the drill holes.

The information obtained on the resources of the Smoky River Coalfield by former mine operators used industry standard, or better, data acquisition techniques. Drill holes provide the majority of the data. Spacing of drill holes varies depending on structural complexity. Areas evaluated for underground mining potential usually have comparatively simple structural geology. Drill hole spacing in these areas is generally 300 metres along strike and 100 metres across strike for mine design purposes.

5.2 SAMPLE PREPARATION, ANALYSIS AND SECURITY

The coal quality variation is much more gradual than the structural variation of the coal seams. Typically, the cores were analyzed for in-place ash and Free Swelling Index (FSI). Composites of cores were analyzed by seam for sulfur, ash chemistry, proximate analysis and petrographic data. In some cases, full suite of testing was applied to subsections of coal seams (for example high ash or low ash zones) where it was possible to mine and blend such subsections separately.

Washability analyses of cores typically consisted of float/sink test at one specific gravity, between 1.40 and 1.50 specific gravity, depending on the seam. Adit samples were subjected to extensive float/sink testing of the plus 28 mesh (0.5 millimetre) coal size fraction. In general, this float/sink testing was applied to three or four size fractions using four or five

specific gravities for floating each size fraction. The minus 28 mesh size fraction was subjected to froth testing, typically for three time intervals.

SRCL and predecessors assembled an extensive database on the coking properties and washability characteristics of the different coal seams in the Smoky River Coalfield from tests conducted on production samples between 1969 and 2000. Most coking tests were conducted by CANMET, the federal government laboratory in Ottawa.

5.3 MINERAL PROCESSING AND METALLURGICAL TESTING

Coal quality trends within the Smoky River Coalfield have been modeled from an extensive database of exploration drill holes cores, reverse circulation drill samples and adits. Processing plant yields have been adjusted for out of seam dilution (OSD), processing plant efficiency, and coal losses at each stage of production, including mining, breaker separation, screening and plant processing.

The estimated coal quality on a dry basis for Seam 4 in the No. 7/4 Mine area is summarized as follows:

In-Place Coal Quality			Clean Coal Quality At 7 Percent Ash		
Ash (%)	Volatile Matter (%)	Sulfur (%)	Volatile Matter (%)	Sulfur (%)	FSI
11.5	19.0	0.5	17.7	0.47	6.2

Within the Smoky River Coalfield, coal rank has the greatest impact on the value of the product. Coal rank is indicated by the volatile matter and FSI tests, which both show decreasing values as coal rank increases. While product ash can be controlled by processing, coal rank can only be controlled by blending coals from different mining areas. Coal rank is the primary determinant of the coking properties and coke yield of the product. These properties are rated by customers based on the volatile matter and FSI. In general, the coal rank follows the same trend across the area for all seams. The overall trend is an increase in coal rank to the northwest.

Modeling of volatile matter in the Smoky River Coalfield has established predictable trends. In general, there is a consistent increase in volatile matter up the stratigraphic section from Seam 4 to Seam 10. This is consistent with the trend of increasing rank with increasing

depth of burial in coal bearing strata. The lateral change in volatile matter within the Smoky River Coalfield can be summarized in general as increasing volatile matter or decreasing rank to the southeast.

Ash is the most variable of the key in-situ coal quality parameters. In general, the thicker coal seams are lower ash, reflecting that a more stable depositional environment is required for larger accumulations of organic material. Lower variability of ash is also apparent in thicker coal seams. Seam 4 has the overall lowest average ash and also the lowest variability in ash.

The majority of the sulfur in the coal seams of the Smoky River Coalfield is organically bound as opposed to pyretic or mineral bound. Washing the coal generally results in a marginal increase in the sulfur content from the in-situ level. The thickest coal seam, Seam 4, generally has the lowest average in-situ sulfur. Unlike volatile matter, sulfur does not follow regional trends, but varies from area to area.

6.0 MINERAL RESOURCE AND RESERVE ESTIMATES

GCCC determined the technical and economic limits for underground mining based on engineering analysis using seam isopachs and seam iso-dip maps.

Feasibility and pre-feasibility studies have been performed on the resources for the No. 7-4 Mine. In addition, GCCC has been operating the mine successfully for over 18 months. The budget for future mining, projects operating costs similar to the costs that No. 7/4 mine achieved during the time that the mine has been operating. Therefore, the identified economically recoverable resources are classified as reserves.

Based on the resource and reserve classification method specified in GSC 88-21, the No. 7/4 Mine reserves are classified as *moderate geology type reserves*. All of the coal reserves are low volatile bituminous in rank.

WEIR performed the following in estimating the reserves for the No. 7/4 Mine:

- Reviewed geological database for the drill holes within the No. 7 Lease supplied by GCCC.
- Compared the drill hole data for selected drill holes to the geological database.
- Developed a geological model utilizing the SurvCADD™ software from the geological database.
- Developed geology maps of the coal seam thickness and structure for Seam 4 from the geological model.
- Determined the geology type and deposit type for the No. 7/4 Mine area, per GSC 88-21.
- Utilized the Mine plan area developed by GCCC as the boundary with which to limit the reserve/resource estimation.
- Developed maps showing the area of each category of assurance (measured, indicated and inferred) per GSC 88-21, based on geology type and coal seam data points.
- Calculated the geological reserve or resource volume for Seam 4 within each category of assurance, using the GCCC mine plan area and the computer model of the coal seam.

- Estimated the coal volume for each of the resource and reserve areas using appropriate densities based on the ash content of the coal to obtain resource and reserve tonnes for each of the measured, indicated and inferred categories.
- Applied appropriate mining recovery and processing yields, based on the previous experience of GCCC in the Smoky River Coalfield, to the in-place tonnes to estimate the recoverable and saleable reserves.

GSC 88-21 stipulates a maximum depth of cover of 600 metres and a maximum dip of 30 degrees for underground deposits of moderate geology type and immediate interest. GCCC used a maximum depth of cover of 600 metres and a maximum dip of 26 degrees to define the mining limits for No. 7/4 Mine.

GSC 88-21 limits the thickness of a coal seam that can be included in a reserve or resource estimate. Based on previous mining experience in the area, GCCC uses a minimum coal seam thickness slightly more conservative than the GSC 88-21 thickness for underground deposits. GSC 88-21 specifies a minimum thickness of 1.5 metres for moderate geology in the immediate interest category for underground deposits. GCCC uses a minimum thickness of 2.5 metres for coal seams classified as underground deposits.

GSC 88-21 provides a density versus ash table for converting in-situ volumes to tonnes in the absence of detailed information. However, for the Smoky River Coalfield detailed information exists on in-situ density, based on the in-situ ash. Below 10 percent ash, the density specified by GSC 88-21 is equivalent to the GCCC empirically defined relationship. The maximum difference between GSC 88-21 and the GCCC density table is 1.3 percent, with GCCC having the higher density estimation based on ash. Density of material is determined using the following empirical formula:

$$Density = -206.2/((Ash\ \%\ dry\ basis) - 163.2)$$

GSC 88-21 defines the measured assurance category as within 450 metres of a data point, and the indicated assurance category as between 450 and 900 metres of a data point for underground deposits in the moderate geology type.

6.1 DEFINITIONS

- Resources
  All in-situ coal tonnes meeting either underground or surface criteria specified in GSC 88-21. Those tonnes can be considered as technically extractable coal independent of economic criteria.
- Reserves
  Coal quantities that are anticipated to be mineable, based on the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions, and which have no legal impediments to mining.
- Reserves In-Place
  That in-situ portion of the resources which is within a planned underground or surface mine and meets the assurance definition of either measured or indicated.
- Reserves Recoverable
  That portion of the Reserves In-Place, plus OSD, that can be extracted by conventional underground or surface mining technology.
- Reserves Saleable
  That portion of the Reserves Recoverable that remains after processing operations.

6.2 RESOURCES

Feasibility and pre-feasibility studies have been performed on No. 7/4 Mine and it has been producing coal for approximately 18 months. Therefore, the economical recoverable resources have been classified as reserves.

6.3 RESERVES

Based on the resource and reserve classification method specified in GSC 88-21, the No. 7/4 Mine reserve is classified as *moderate geology type reserves*. The reserves in the mine area are classified as *Reserves in Active Mines*. All of the coal reserves are low volatile bituminous in rank. The reserves as of April 1, 2006 are summarized as follows:

Deposit	Reserves (Million Tonnes)		Percent
Type	Recoverable	Saleable	Measured
Underground	5.22	3.91	100.0

The above reserve estimates have been adjusted for OSD and moisture.

7.0 REFERENCES

- *No. 7-4 Mine Feasibility Study*, dated April 30, 2002, Norwest Mine Services, Ltd.
- *Long Range Mine Plan Technical Report*, dated July 26, 2002, Grande Cache Coal Company
- *Long Range Mine Plan, Costs and Economic Analysis*, dated July 26, 2002, Norwest Mine Services, Ltd.
- SRCL Coal Processing Plant Data from January 1992 to December 1999
- *Application for Approval of the Grande Cache Coal Project* submitted by Grande Cache Coal Company to Alberta Energy and Utilities Board and to Alberta Environment, October 15, 2001
- *Grande Cache Coal Project Supplemental Information* submitted by Grande Cache Coal Company to Alberta Energy and Utilities Board and to Alberta Environment, July 19, 2002
- *Technical Report on the Proposed Grande Cache Coal Project*, dated April 2004, Weir International Mining Consultants

8.0 CERTIFICATION OF QUALIFICATIONS

The Certificate of Qualification of the WEIR employee that participated in the preparation of the Technical Report are presented in this section. Tom A. Tveten is a professional geologist, registered in the United States.

Tom A. Tveten

I, Tom A. Tveten, CPG

a) Am currently employed by:

Weir International, Inc.
1431 Opus Place, Suite 210
Downers Grove, Illinois 60515

In the capacity of Chief Geologist.

b) Am a certified professional geologist with the American Institute of Professional Geologists and a registered geologist in the states of Indiana, Kentucky, Pennsylvania, Illinois and Wyoming, United States. Am also a Chartered Geologist with the Geological Society of London, England. A summary of my relevant experience follows:

Over 35 years of experience as a geologist. My experiences include the design and supervision of drilling and exploration projects and developmental analytical data, geologic mapping, reserve evaluation, mineability assessment, and development of geological databases for computer modeling. I have prepared reserve estimates for mining companies in Australia, Canada, South America, the United States and Venezuela.

Supplementary Qualifications Include:

- Experience in the interpretation of geophysical logs and coal seam correlation.
- Experienced in geologic investigations related to both surface and underground mining operations.

- Experienced in relating geological conditions to mining operations.
- Experienced in developing computer databases and modeling coal deposits throughout Australia, Canada, South Africa, the United States, and Venezuela.
- Experienced in litigation support relating to reserve quantity and quality.
- Conducted exploration and development work in all major United States Coal Basins.

c) I have read the definitions of "Qualified Person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the Purposes of NI 43-101.

d) Have been involved with the geology, resource and reserve aspects of the preparation of this report.

e) Am not aware of any material fact or material change with respect to the subject matter of this technical report that by omission to disclose would make the technical report misleading.

f) Am independent of the issuers applying all of the test in Section 1.5 of National Instrument 43-101.

g) Have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and form.

Dated this 22th day of June, 2006 at Downers Grove, Illinois, United States.

Tom A. Tveten
Chief Geologist
Weir International, Inc.

WEIR

Weir International, Inc.
Mining, Geology and Energy Consultants

Chicago Corporate Office

Executive Towers West I
1431 Opus Place, Suite 210
Downers Grove, IL 60515

Phone: (630) 968-5400
Fax: (630) 968-5401

www.weirintl.com

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION REACHES MILESTONE BY SHIPPING ONE MILLION TONNES OF METALLURGICAL COAL SINCE INCEPTION

Calgary, Alberta, March 15, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today that it has sold one million tonnes of metallurgical coal since its shipments began in November 2004. The one millionth tonne was loaded onto a Nippon Steel Corporation vessel on March 13, 2006, by Westshore Terminals Ltd. at Roberts Bank, British Columbia. The one million tonnes of metallurgical coal does not include any thermal coal sold by Grande Cache Coal to an adjacent power facility.

"This is an important milestone for Grande Cache Coal as we continue to build a viable, sustainable, long-term mining operation" said Robert Stan, President and Chief Executive Officer. "The first one million tonnes provides us with a solid foundation to build on as we pursue market share growth and customer diversification which will result in an increase in shareholder value" continued Mr. Stan.

This shipment of metallurgical coal brings the total of all coal products sold during Grande Cache Coal's fiscal year to date to over 900,000 tonnes, which is in line with the Corporation's sales guidance of approximately 1 million tonnes for the fiscal year ended March 31, 2006.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a long-term mining operation which produces metallurgical coal for the export market from coal leases covering over 18,200 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

File No 82-34802

GRANDE CACHE COAL CORPORATION

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES $20 MILLION BOUGHT DEAL

Calgary, Alberta, March 16, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("**Grande Cache Coal**" or the "**Corporation**") is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Salman Partners Inc. and including BMO Nesbitt Burns Inc., pursuant to which the underwriters have agreed to purchase 7,500,000 units (the "Units") of the Corporation on a bought deal basis, at a price of $2.70 per Unit for gross proceeds to Grande Cache Coal of $20,250,000. In addition, the Corporation has granted to the underwriters an option to purchase up to an additional 2,500,000 Units at the issue price up to 48 hours prior to the closing date. Each Unit will consist of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share for a period of one year from the closing date. The offering is scheduled to close on or about April 5, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The net proceeds of the offering will be used by the Corporation to fund its ongoing exploration and development activities, capital projects and for general working capital purposes.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the export market from coal leases covering over 18,200 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6 Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES AMENDMENT AND EXTENSION OF SECURED CREDIT FACILITY

Calgary, Alberta, March 29, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("**Grande Cache Coal**" or the "**Corporation**") is pleased to announce that the Corporation has amended and extended its secured credit facility with Brookfield Bridge Lending Fund, principally to increase the size of the revolving facility from $10 million to $15 million and to extend the maturity date of the facility to April 8, 2007, subject to a further one year extension option.

The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facility is secured by a general security agreement and has a maturity date of April 8, 2007, subject to a further one year extension option.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the export market from coal leases covering over 18,200 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

GRANDE CACHE COAL CORPORATION

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES CLOSING OF $27 MILLION BOUGHT DEAL FINANCING

Calgary, Alberta, April 5, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("**Grande Cache Coal**" or the "**Corporation**") announced today the closing of its previously announced "bought deal" equity financing. At closing, a total of 10,000,000 units (the "**Units**") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million, which includes the full exercise by the underwriters of their option to purchase an additional 2,500,000 Units. Each Unit consisted of one common share ("**Common Share**") and one-half of one common share purchase warrant of the Corporation, each whole warrant ("**Warrant**") entitling the holder thereof to acquire one Common Share at a price of $3.40 per share until April 5, 2007. The Warrants are posted for trading on the Toronto Stock Exchange under the symbol "GCE.WT".

The net proceeds of the offering will be used by the Corporation to fund its ongoing exploration and development activities, capital projects and for general working capital purposes.

The offering was underwritten by a syndicate led by Salman Partners Inc. and including BMO Nesbitt Burns Inc. As part of the consideration for their services, the underwriters were issued warrants to purchase an aggregate of 500,000 Common Shares at an exercise price of $3.40 per share until April 5, 2007.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the export market from coal leases covering over 18,600 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any

G:\060124\0007\NEWS RELEASE 01(closing).doc

state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION TO RELEASE FISCAL 2006 FOURTH QUARTER RESULTS AND HOST CONFERENCE CALL

Calgary, Alberta, May 26, 2006, - Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") will release its fiscal 2006 fourth quarter financial results prior to market open on Monday, May 29, 2006. Robert Stan, President and Chief Executive Officer of Grande Cache Coal will host a conference call also on Monday, May 29 at 11:00 a.m. Mountain time (1:00 p.m.. Eastern time) to discuss the results and provide an operational update.

To participate in the conference call, please dial 416-340-2216 or 1-866-898-9626 approximately 10 minutes prior to the call. The media are invited to participate in a listen-only mode.

A live and archived audio webcast of the conference call will be available from the Corporation's website at www.gccoal.com. An archived recording of the call will also be available shortly after the completion of the call, through June 5, 2006 by dialling 416-695-5800 or 1-800-408-3053 and entering pass code 3187388#.

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

File No. 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES FOURTH QUARTER 2006 FINANCIAL RESULTS

Calgary, Alberta, May 29, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today its financial and operating results for the three and twelve months ended March 31, 2006.

- Fourth quarter sales revenue was $27.0 million on volumes of 0.2 million tonnes for an average sales price of $122 per tonne. Export sales during the quarter were slightly lower than expected due to customer shipments which were delayed until the first half of April 2006. Revenue was $90.1 million in fiscal 2006 on volumes of 0.9 million tonnes for an average sales price of $100 per tonne.

- The cost of coal produced during the fourth quarter was $86 per tonne, a decline of $13 per tonne compared to the previous quarter. The average cost of sales for the current quarter was $121 per tonne which was a decrease of $9 from the third quarter of 2006.

- The Corporation's net loss for the fourth quarter of 2006 declined to $2.6 million, the lowest quarterly loss since sales began in the third quarter of 2005. For the year, the net loss was $32.1 million.

- In the fourth quarter, Grande Cache Coal achieved its highest level of production since operations began due to depillaring activities in the underground mine, a lower strip ratio in the surface mine and increased throughput in the processing plant.

- The Corporation amended and extended its secured credit facility during the fourth quarter. The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facility is secured by a general security agreement and has a maturity date of April 8, 2007, subject to a further one year extension option

- During the fourth quarter, Grande Cache Coal acquired additional coal leases from the Alberta Government covering over 3,000 hectares in the Smoky River Coalfield. Evaluation of the coal resources contained within these and other lease areas held by the Corporation is ongoing.

- Subsequent to the fourth quarter, Grande Cache Coal completed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

"We made some important accomplishments during the fourth quarter of our 2006 fiscal year," said Robert Stan, President and Chief Executive Officer. "The Corporation achieved its best operating results to date as production costs continued to decline, however our focus on cost reduction remains intense. As well, the extension received on our credit facility, the recent completion of an equity financing and the acquisition of additional coal leases will benefit Grande Cache Coal in the future."

The Corporation's production levels in fiscal 2007 will be managed to scheduled sales volumes. As the Corporation is continuing efforts to finalize contracts with new customers, sales volumes have not been finalized. It is anticipated that production and sales in 2007 will be in the range of 1.2 to 1.4 million tonnes.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the export market from coal leases covering over 18,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2006, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of May 26, 2006.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	March 31 2006	March 31 2005
Balance Sheet		
Total assets	**90.7**	100.2
Long-term liabilities	**13.5**	2.3
Shareholders' equity	**50.1**	79.9

(millions of dollars, except per share amounts)	Three months ended March 31 2006	Three months ended March 31 2005	Twelve months ended March 31 2006	Twelve months ended March 31 2005
Income Statement				
Revenue	**27.1**	12.1	**90.7**	17.6
Cost of sales	**26.7**	20.5	**112.3**	30.5
Net loss	**(2.6)**	(10.2)	**(32.1)**	(18.9)
Basic and diluted net loss per share	**(0.06)**	(0.27)	**(0.79)**	(0.56)

(millions, except per tonne amounts)	Three months ended March 31 2006	Three months ended March 31 2005	Twelve months ended March 31 2006	Twelve months ended March 31 2005
Statistics				
Clean coal production	**0.3**	0.2	**1.0**	0.4
Coal sales	**0.2**	0.2	**0.9**	0.3
Average sales price ($/tonne)	**122**	65	**100**	63
Average cost of sales ($/tonne)	**121**	111	**124**	115
Average cost of production ($/tonne)	**86**	94	**98**	91

The year ended March 31, 2006, represents the Corporation's first full year of production and coal sales. For the Corporation's fiscal 2005 year, production did not begin until late in the second quarter and initial coal sales occurred in the third quarter.

Revenue

The Corporation earned revenue of $27.0 million on 0.2 million tonnes of coal sales in the fourth quarter of 2006 compared with revenue of $11.9 million on 0.2 million tonnes of coal sales in 2005. The average realized price was $122 per tonne in the quarter, compared to $65 per tonne in the prior year. The average realized sales price year to date of $100 per tonne includes 2006 contracted metallurgical coal sales, trial cargos, carryover coal sales tonnage and some thermal coal sales. Year to date, revenue of $90.1 million was earned on 0.9 million tonnes of coal sold compared to $16.8 million on 0.3 million tonnes of coal sold in 2005.

Thermal coal sales were 1% of total sales volume in the fourth quarter of 2006, and 10% for the full year. In the fourth quarter of the prior year, thermal coal sales made up 27% of total sales volume.

The average sales price achieved in the fourth quarter on U.S. dollar denominated metallurgical coal sales was U.S.$107 per tonne while the year to date average U.S. dollar sales price was U.S.$91 per tonne. U.S. dollar denominated metallurgical coal sales during fiscal 2005, were at an average price of U.S.$61 per tonne.

Interest and other revenue of $0.1 million in the fourth quarter of 2006 consisted primarily of interest earned on short term investments and access fees for using roads that belong to the Corporation. Interest and other revenue in the same quarter last year was $0.2 million. Year to date interest and other revenue was $0.6 million compared to $0.8 million in 2005.

Production Costs and Cost of Sales

The cost of clean coal produced at Grande Cache Coal's mining operations in the fourth quarter of fiscal 2006 was $86 per tonne, down from $99 per tonne in the third quarter, $104 per tonne in the second quarter and $110 per tonne in the first quarter. The average cost of coal produced year to date was $98 per tonne. In fiscal 2005 as the Corporation transitioned from the development phase to the production phase, the average cost of coal produced was $91 per tonne.

In the fourth quarter, the Corporation achieved its highest level of clean coal production since operations began in autumn 2004. The increased production levels and ongoing cost improvement measures had a positive impact on cost of production per clean tonne.

Increases in raw coal mined from both the surface mine and the underground mine were also achieved due to the impact of depillaring operations in the underground mine and a declining strip ratio in the surface mine. The strip ratio was 9:1 in the quarter, bringing the year to date ratio down to 10:1.

The fourth quarter production levels along with some sales slipping into April 2006 led to an increase in coal inventory. As a result, the value of coal inventory increased $9.1 million over the course of the fourth quarter.

Total cost of sales for the fourth quarter of fiscal 2006 was $26.7 million or $121 per tonne compared to $20.5 million or $111 per tonne in the comparable quarter of the prior year. The cost of sales consisted of cost of product sold of $20.8 million ($94 per tonne) and distribution costs of $5.9 million ($27 per tonne). The cost of product sold and distribution costs for the fourth quarter of fiscal 2005 were $17.8 million ($97 per tonne) and $2.7 million ($14 per tonne), respectively. The low distribution cost in the prior year was primarily due to the high proportion of thermal coal sales.

For the full year, cost of sales totaled $112.3 million or $124 per tonne, compared to $30.5 million or $115 per tonne last year when the Corporation was entering production with a strip ratio of 7:1 in the surface mine and selling significant quantities of thermal coal which carry lower distribution costs.

Other Expenses

The Corporation incurred general and administrative expenses of $1.3 million during the fourth quarter compared to $1.0 million for the comparable quarter last year. Year to date general and administrative expenses were $5.3 million compared to $4.9 million for fiscal 2005.

General and administrative expenses in the quarter included non-cash charges of $0.2 million for stock-based compensation, compared to $0.5 million last year. Year to date stock-based compensation totaled $0.8 million compared to $1.0 million last year. Also included in general and administrative expenses was a foreign exchange loss of $0.2 million compared to $0.1 million in the prior year.

Depreciation, depletion and accretion charges were $1.1 million in the fourth quarter compared to $0.7 million in the same quarter last year. Year to date charges were $3.7 million compared to $0.9 million for 2005, resulting from a full year of operations at increased production levels.

Liquidity and Capital Resources

Grande Cache Coal had cash and cash equivalents of $1.0 million at March 31, 2006, a decrease of $1.4 million from the December 31, 2005 balance of $2.4 million. During the fourth quarter of the prior year, the Corporation's cash position increased $14.4 million. The Corporation's cash position declined $34.5 million over the twelve months to March 31, 2006, compared to a $35.1 million cash increase during the prior year.

Cash used in operating activities during the fourth quarter was $1.2 million, compared to a cash use of $12.3 million in the same quarter of the prior year. The improvement was due to the current quarter's net loss of $2.6 million contrasted with a net loss of $10.2 million in the same period of 2005, as well as changes in non-cash working capital. For the year, operating activities resulted in a cash use of $38.7 million compared to a cash use of $20.6 million during the prior year.

Financing activities during the three months ended March 31, 2006, generated cash of $1.4 million compared to a cash increase of $37.1 million in the comparable period of 2005. The Corporation drew $1.5 million against the revolving facility in the fourth quarter of 2006. Share capital issued during the fourth quarter of 2005 generated net proceeds of $37.7 million.

Financing activities generated cash of $19.3 million for the year to date compared to $97.1 million last year. The current year included cash proceeds from revolving and term debt of $21.5 million, proceeds on the issuance of share capital of $1.5 million and repayments totaling $3.8 million of notes payable.

During fiscal 2006, the Corporation entered into a $25 million secured credit facility consisting of a $10 million term facility and a $15 million revolving facility. The facilities are secured by a general security agreement and have a maturity date of April 8, 2007, subject to a one year extension option. Interest is payable monthly at a rate of prime plus 2% per annum. The credit facilities financed the retirement of a $5 million short-term loan the Corporation received from a related party in October 2005 and are being used to finance the Corporation's working capital.

Cash provided by financing activities totaled $97.1 million in the prior year due to issuance of share capital and notes payable.

The Corporation used $1.6 million in cash for investing activities during the quarter compared to $10.6 million in the same quarter last year. Investing activities accounted for cash use of $14.9 million this year, compared to $41.3 million in the prior year. Investing activities included capital asset additions of $16.8 million in 2006, compared to $33.1 million in 2005.

The Corporation believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer

requirements, provided adequate rail service is available. At March 31, 2006, the Corporation had $25.0 million in coal inventory, compared to $10.5 million in the prior year.

On April 5, 2006, Grande Cache Coal closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing will be used to finance the Corporation's capital expenditures and provide additional working capital.

The Corporation did not have any off-balance sheet financing structures in place at March 31, 2006. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.5 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.4 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. This arrangement is currently under review.

Outlook

Operations

The Corporation relies on the railway to transport coal inventory to the ports. Rail service problems and delays during the last portion of the fourth quarter and the first several weeks of the first quarter of fiscal 2007 restricted the Corporation's sales. Grande Cache Coal requires improvement in rail service to meet customer shipments and has been in continual contact with the railway in attempts to secure adequate service levels.

During April 2006, the Corporation temporarily suspended clean coal production in the processing plant to undertake several capital improvement projects that are expected to increase its future operating efficiency. Grande Cache Coal held adequate clean coal inventory to meet shipment schedules through the month of April and normal operations resumed in the month of May. Both the underground and surface mines maintained normal production levels throughout April. It is anticipated that an annual maintenance and vacation shutdown will be taken during the Corporation's second quarter.

Production levels in fiscal 2007 will be managed to scheduled sales volumes. As the Corporation is continuing efforts to finalize contracts with new customers, total sales volumes have not been finalized. It is anticipated that production and sales in 2007 will be in the range of 1.2 to 1.4 million tonnes.

Metallurgical Coal Markets

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Negotiations of sales contracts and trial shipments with new customers are ongoing.

Contract negotiations for the upcoming coal year are ongoing. The Corporation will provide further information on coal sales for fiscal 2007 once substantially all contracts are settled and prices are established. The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

The Corporation anticipates spending approximately $10 million on capital additions and a drilling program in fiscal 2007. Options available for financing capital expenditures expected to result in improvements to the Corporation's cost structure include debt financing, capital or operating lease arrangements or equipment manufacturer's financing.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at May 26, 2006, there were 50,768,688 shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	700,000	$1.00	March 21, 2009
	162,500	137,500	$3.70	July 21, 2009
	37,500	25,000	$3.70	August 8, 2009
	135,000	105,000	$11.56	March 15, 2010
	35,000	10,000	$9.08	June 9, 2010
	125,000	-	$4.50	October 18, 2010
	900,000	-	$2.44	April 11, 2011
Total	2,453,334	977,500		

There are also 5,500,000 warrants outstanding, exercisable at a price of $3.40 per share on or before April 5, 2007.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2005, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

	March 31 2006 (Unaudited)	March 31 2005 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ **973**	$ 35,455
Restricted cash (note 2)	**6,138**	9,666
Accounts receivable	**2,836**	4,755
Inventory (note 3)	**26,509**	10,838
Prepaid expenses	**1,490**	199
	37,946	60,913
Deposit for future reclamation expenditures	**82**	82
Mineral properties and development	**21,074**	18,450
Buildings and equipment	**31,646**	20,775
	$ **90,748**	$ 100,220
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ **15,653**	$ 14,302
Notes payable (note 4)	**-**	3,647
Revolving debt (note 5)	**11,500**	-
	27,153	17,949
Long term debt (note 5)	**10,000**	-
Asset retirement obligations (note 6)	**3,470**	2,338
	40,623	20,287
Shareholders' Equity		
Share capital (note 7)	**101,715**	99,751
Contributed surplus	**1,621**	1,275
Deficit	**(53,211)**	(21,093)
	50,125	79,933
	$ **90,748**	$ 100,220

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation

Consolidated Statements of Loss and Deficit

(thousands of Canadian dollars, except per share amounts)

		Three months ended March 31 2006 (Unaudited)	Three months ended March 31 2005 (Unaudited)	Twelve months ended March 31 2006 (Unaudited)	Twelve months ended March 31 2005 (Audited)
Revenue					
Sales	$	**26,971** $	11,935 $	**90,106** $	16,822
Interest and other		**147**	213	**578**	827
		27,118	12,148	**90,684**	17,649
Expenses					
Cost of product sold		**20,753**	17,766	**91,385**	26,222
Distribution		**5,964**	2,704	**20,888**	4,259
General and administrative		**1,288**	1,007	**5,335**	4,908
Interest and other		**355**	25	**747**	125
Depreciation, depletion and accretion		**1,098**	727	**3,686**	895
		29,458	22,229	**122,041**	36,409
		(2,340)	(10,081)	**(31,357)**	(18,760)
Taxes		**(280)**	(146)	**(761)**	(179)
Net loss		**(2,620)**	(10,227)	**(32,118)**	(18,939)
Deficit, beginning of period		**(50,591)**	(10,866)	**(21,093)**	(2,154)
Deficit, end of period	$	**(53,211)** $	(21,093)$	**(53,211)** $	(21,093)
Net loss per share (note 8)					
Basic and diluted	$	**(0.06)** $	(0.27)$	**(0.79)** $	(0.56)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Three months ended March 31 2006 (Unaudited)	Three months ended March 31 2005 (Unaudited)	Twelve months ended March 31 2006 (Unaudited)	Twelve months ended March 31 2005 (Audited)
Cash provided by (used for)				
Operating activities				
Net loss	$ **(2,620)**	$ (10,227)	$ **(32,118)**	$ (18,939)
Items not affecting cash				
Stock-based compensation (note 9)	**185**	486	**767**	1,004
Unrealized foreign exchange loss (gain)	**2**	(168)	**277**	(253)
Depreciation, depletion and accretion	**1,098**	727	**3,686**	895
	(1,335)	(9,182)	**(27,388)**	(17,293)
Net change in non-cash working capital relating to operating activities	**111**	(3,111)	**(11,345)**	(3,314)
	(1,224)	(12,293)	**(38,733)**	(20,607)
Financing activities				
Proceeds on revolving and term debt (note 5)	**1,500**	-	**21,500**	-
Proceeds on issuance of share capital (note 7)	-	40,011	**1,545**	99,097
Proceeds on issuance of notes payable (note 4)	-	-	-	5,335
Repayment of notes payable (note 4)	-	(556)	**(3,752)**	(1,186)
Share issuance costs	-	(2,357)	**(1)**	(5,959)
Net change in non-cash working capital relating to financing activities	**(145)**	-	-	(197)
	1,355	37,098	**19,292**	97,090
Investing activities				
Additions to mineral properties and development	**(254)**	(3,510)	**(4,456)**	(12,535)
Additions to buildings and equipment	**(1,173)**	(6,572)	**(12,350)**	(20,527)
Restricted cash (note 2)	**(107)**	(11)	**3,501**	(9,872)
Net change in non-cash working capital relating to investing activities	**(69)**	(489)	**(1,592)**	1,612
	(1,603)	(10,582)	**(14,897)**	(41,322)
Effect of foreign exchange on cash and cash equivalents	**(2)**	179	**(144)**	(43)
(Decrease) increase in cash and cash equivalents	**(1,474)**	14,402	**(34,482)**	35,118
Cash and cash equivalents, beginning of period	**2,447**	21,053	**35,455**	337
Cash and cash equivalents, end of period	$ **973**	$ 35,455	$ **973**	$ 35,455

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2005.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2005.

The year ended March 31, 2006, represents the Corporation's first full year of production and coal sales. For the Corporation's fiscal 2005 year, production did not begin until late in the second quarter and initial coal sales occurred in the third quarter.

Reclassification

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,438 have been provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure, including $119 provided in the fourth quarter. In addition, cash secured letters of credit of $700 have been made available to service providers. The cash secured letter of credit outstanding as security for the notes payable was cancelled during the second quarter and restricted cash of $2,875 was released, and a cash secured letter of credit for $12 was cancelled in the fourth quarter.

3. Inventory

	March 31 2006	March 31 2005
Coal inventory	$ 25,041	$ 10,478
Materials inventory	1,468	360
Total	$ 26,509	$ 10,838

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

5. Revolving and term debt

During the third quarter of 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facilities are secured by a general security agreement and have a maturity date of April 8, 2007, subject to a one year extension option.

The credit facilities are being used to finance the Corporation's working capital and allowed for the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in October 2005. The loan was secured by coal inventory at port, was interest bearing at 8% per annum and repayable 2 months from the date of receipt.

6. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,470 as at March 31, 2006, based on a total future liability of $7,123. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Twelve months ended March 31 2006
Balance – March 31, 2005	$	2,338
Increase in liability		935
Accretion expense		197
Balance – March 31, 2006	$	3,470

7. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2005	40,134	$	106,798
Shares issued on exercise of warrants	485		1,521
Shares issued on exercise of options	150		444
Balance – March 31, 2006	40,769		108,763
Less: Share issuance costs			7,048
		$	101,715

In the first quarter of 2006, 485 thousand agents' warrants were exercised for cash proceeds of $1,260. On exercise of these warrants, $261 was credited to share capital from contributed surplus.

During the second quarter of 2006, 133 thousand share options were exercised for cash proceeds of $268. On exercise of these options, $147 was credited to the share capital from contributed surplus.

During the third quarter of 2006, 16 thousand share options were exercised for cash proceeds of $17. On exercise of these options, $12 was credited to share capital from contributed surplus.

(thousands of Canadian dollars, except per share amounts)

8. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the loss per share.

	Three months ended March 31 2006	Three months ended March 31 2005	Twelve months ended March 31 2006	Twelve months ended March 31 2005
Weighted average shares outstanding – basic and diluted	40,769	38,303	40,658	33,697
Net loss	$ (2,620)	$ (10,227)	$ (32,118)	$ (18,939)
Net loss per share:				
Basic and diluted	$ (0.06)	$ (0.27)	$ (0.79)	$ (0.56)

9. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the quarter was $185 and was a result of options granted pursuant to the Corporation's share option plan. The year to date stock-based compensation expense was $767.

Share options to purchase 55 thousand common shares at an exercise price of $9.08 were granted to employees of the Corporation under the Corporation's share option plan on June 10, 2005. The share options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Share options to purchase 30 thousand of the common shares vested immediately and options to purchase 25 thousand of the common shares are subject to a two year vesting period.

On September 30, 2005, 131 thousand options to purchase common shares were cancelled.

Options to purchase 125 thousand common shares at an exercise price of $4.50 were granted to employees of the Corporation under the Corporation's share option plan on October 17, 2005. The options have a five year term and are subject to a two year vesting period.

On October 15, 2005, 108 thousand options to purchase common shares were cancelled, on December 2, 2005, 23 thousand options to purchase common shares were cancelled and on December 29, 2005, 10 thousand options to purchase common shares were cancelled.

On January 13, 2006, 10 thousand options to purchase common shares were cancelled.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 61%, risk-free interest rates of approximately 3% and expected lives of five years.

Details of the share options outstanding are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
Outstanding – March 31, 2005	1,805	$	2.61
Granted	55		9.08
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2005	1,860	$	2.80
Granted	-		-
Cancelled	(131)		4.08
Exercised	(133)		2.01
Outstanding – September 30, 2005	1,596	$	2.87
Granted	125		4.50
Cancelled	(141)		4.44
Exercised	(16)		1.00
Outstanding – December 31, 2005	1,564	$	2.77
Granted	-		-
Cancelled	(10)		9.08
Exercised	-		-
Outstanding – March 31, 2006	1,554	$	2.73

Details of the share options exercisable at March 31, 2006 are as follows:

(thousands of shares)	Common Shares Number		Weighted Average Exercise Price
	700	$	1.00
	162		3.70
	105		11.56
	10		9.08
	977	$	2.67

Of the share options outstanding, 1,259 thousand options expire in 2009 and the remaining 295 thousand share options expire in 2010.

10. Commitments

The Corporation has made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. To March 31, 2006, U.S.$4.7 million in progress payments have been paid.

(thousands of Canadian dollars, except per share amounts)

11. Subsequent Events

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

On April 7, 2006, the Corporation provided a cash secured letter of credit of $300 to a service provider.

On April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation at an exercise price of $2.44 per share. The options have a five year term and are subject to an 18 month vesting period.

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

File No. 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION FILES DOCUMENTS IN RESPECT OF ITS FISCAL YEAR ENDED MARCH 31, 2006

Calgary, Alberta (GCE-TSX), June 29, 2006 – Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") announced today that it has filed its audited consolidated financial statements for its fiscal year ended March 31, 2006 and related management's discussion and analysis and its annual information form for its fiscal year ended March 31, 2006 with Canadian security regulatory authorities.

Copies of the foregoing continuous disclosure documents are available at www.sedar.com and the Corporation's website at www.gccoal.com.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the steel industry from coal leases covering over 18,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Corporation's control. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 annual information form, Grande Cache Coal's management's discussion and analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

File No. 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION TO RELEASE FISCAL 2007 FIRST QUARTER FINANCIAL RESULTS

Calgary, Alberta, July 26, 2006 - Grande Cache Coal Corporation (GCE-TSX) will release its fiscal 2007 first quarter financial results on Monday, July 31, 2006.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the steel industry from coal leases covering over 18,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Anita L. Roncin
Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

File No. 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES FIRST QUARTER 2007 FINANCIAL RESULTS

Calgary, Alberta, July 31, 2006 – Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") announced today its financial and operating results for the three months ended June 30, 2006.

- Net income for the first quarter was $1.7 million, or $0.03 per share compared to a net loss of $12.2 million, or $0.30 per share in the same quarter last year.

- An average sales price of $125 per tonne on sales volumes of 0.2 million tonnes led to revenue of $29.0 million in the quarter. Metallurgical coal sales were lower than expected due to delays of customer shipments until the second quarter. Grande Cache Coal still anticipates sales for fiscal 2007 to be in the range of 1.0 to 1.4 million tonnes at an average price of U.S.$90 to U.S.$100 per tonne, combining contract prices for the current year, carryover pricing and trial cargos, including the Corporation's initial PCI shipments.

- The Corporation's cost of coal produced was $60 per tonne in the quarter, a decline of $50 per tonne compared to the first quarter of fiscal 2006. The average cost of sales for the current quarter decreased 41% to $101 per tonne compared to last year's first quarter cost of sales of $172 per tonne.

- Productivity improvements continued during the quarter in both the surface and underground mine. The first quarter strip ratio in the surface mine was 9:1, an 11% decrease from the same quarter last year. The strip ratio is expected to be at lower levels on average over the remaining life of the mine, although it can be expected to vary from quarter to quarter.

- On April 5, 2006, Grande Cache Coal completed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

"We are pleased to start the new fiscal year with first quarter earnings," said Robert Stan, President and Chief Executive Officer. "Despite having some sales slip into the next quarter, we were still able to achieve our best operating results to date. We continue to focus on cost reduction strategies and managing our coal production with our sales schedule. We are optimistic that sales volumes will improve throughout the year and are committed to the long term viability of Grande Cache Coal."

In response to delays in customer shipments and current high levels of inventory, Grande Cache Coal is aligning production with firm market commitments. The normal summer vacation and maintenance shut down period scheduled for the second quarter has been extended in order to reduce coal inventory levels. Production in the underground mine, the surface mine and the process plant will resume later in the second quarter.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals have developed a sustainable, long-term mining operation to produce metallurgical coal for the export market from coal leases covering over 18,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2006, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of July 28, 2006.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	June 30 2006	March 31 2006
Balance Sheet		
Total assets	**113.5**	90.7
Long-term liabilities	**13.5**	13.5
Shareholders' equity	**77.5**	50.1

(millions of dollars, except per share amounts)	Three months ended June 30 2006	Three months ended June 30 2005
Income Statement		
Revenue	**29.1**	9.7
Cost of sales	**23.4**	20.0
Net income (loss)	**1.7**	(12.2)
Basic and diluted net income (loss) per share	**0.03**	(0.30)

(millions, except per tonne amounts)	Three months ended June 30 2006	Three months ended June 30 2005
Statistics		
Clean coal production	**0.3**	0.2
Coal sales	**0.2**	0.1
Average sales price ($/tonne)	**125**	81
Average cost of sales ($/tonne)	**101**	172
Average cost of production ($/tonne)	**60**	110

Revenue

First quarter revenue of $29.0 million was earned on the sale of 0.2 million tonnes of coal compared with revenue of $9.4 million on the sale of 0.1 million tonnes in the same quarter last year. Sales volumes were lower than expected due to the delay of certain customer shipments until the second quarter.

The average sales price achieved in the quarter on U.S. dollar denominated metallurgical coal sales was U.S.$111 per tonne compared to U.S.$64 per tonne in the first quarter last year. In Canadian dollar terms, the average realized price was $125 per tonne, compared to $81 per tonne for the comparable period. The strengthening of the Canadian dollar this year affected the U.S./Canadian price differential.

Interest and other revenue for the quarter was $0.1 million compared to $0.3 million last year and consisted primarily of interest earned on short term investments and access fees for using roads that belong to the Corporation.

Production Costs and Cost of Sales

The cost of clean coal produced in the first quarter of fiscal 2007 was $60 per tonne, compared to $110 in the same quarter last year. Production costs continue to decrease due to ongoing productivity and cost improvement measures. A significant amount of raw coal was released in the quarter due to the impact of depillaring operations in the underground mine and a declining strip ratio in the surface mine. The strip ratio was 9:1 in the quarter, compared to 10:1 in the same quarter last year.

During April 2006, the Corporation temporarily suspended clean coal production in the processing plant to undertake several capital improvement projects that are expected to increase its future operating efficiency. Grande Cache Coal held adequate clean coal inventory to meet shipment schedules through the month of April and normal operations resumed in May. Both the underground and surface mines maintained normal production levels throughout April.

Despite suspending clean coal production during the month of April, clean coal inventory volumes increased over the course of the quarter. As well, the volume of raw coal mined during the three months led to an increase in raw coal inventory volume. As a result, the total value of coal inventory increased $13.6 million over the course of the first quarter.

Total cost of sales for the first quarter of fiscal 2007 was $23.4 million or $101 per tonne compared to $20.0 million or $172 per tonne in the comparable quarter of the prior year. The cost of sales consisted of cost of product sold of $15.9 million ($68 per tonne) and distribution costs of $7.5 million ($33 per tonne). The cost of product sold and distribution costs for the first quarter of fiscal 2006 were $17.1 million ($147 per tonne) and $2.9 million ($25 per tonne), respectively.

The decrease in the unit cost of product sold is largely a result of improved productivities, particularly in the underground mine, high levels of raw coal production and higher sales volume. The increase in distribution costs is mainly due to the proportion of shipments to Eastern North America which carry higher rail rates than shipments to port in Western Canada and the impact of fuel surcharges on rail costs.

Other Expenses

General and administrative expenses were $2.0 million during the first quarter compared to $1.3 million for the comparable quarter last year. Included in these costs were head office administrative and marketing charges of $1.1 million this quarter compared to $1.0 million in the prior period. General and administrative expenses also include non-cash charges of $0.4 million and $0.3 million, respectively, for stock-based compensation. Also included in

general and administrative expenses this quarter was a foreign exchange loss of $0.5 million, compared to a net foreign exchange gain of less than $0.1 million in the first quarter of the prior year.

Interest and other expenses during the first quarter were $0.4 million compared to a prior period expense of nil, and consist primarily of interest paid on the revolving and term debt.

Depreciation, depletion and accretion charges were $1.4 million in the first quarter compared to $0.4 million in the same period last year. The increase is largely a result of increased production as well as the addition and productive use of more capital assets.

Liquidity and Capital Resources

At the end of the first quarter Grande Cache Coal had cash and cash equivalents of $11.1 million, an increase of $10.2 million from the balance at March 31, 2006. During the quarter, the Corporation closed a bought deal equity financing for net proceeds of $25.3 million, while operations resulted in a cash decrease of $12.8 million, primarily due to a $13.6 million increase in coal inventory.

Cash used in operating activities during the three months ended June 30, 2006 was $12.8 million, compared to a cash use of $18.9 million in the same quarter of the prior year. The improvement was largely due to the current quarter's net income of $1.7 million contrasted with a net loss of $12.2 million in the same quarter of 2006. The improvement was offset somewhat by a $13.6 million increase in coal inventory which led to a change in non-cash working capital of $16.3 million compared to $7.7 million during the same period last year. Cash generated from operations before the net change in non-cash working capital was $3.5 million, compared to a cash use of $11.2 million last year.

Financing activities during the first quarter generated cash of $24.6 million compared to a cash decrease of $1.1 million in the comparable period. On April 5, 2006, Grande Cache Coal closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007. The proceeds of the equity financing are being used to finance the Corporation's capital expenditures and provide additional working capital. Share issuance costs related to the bought deal equity financing were $1.7 million. The Corporation has a $15.0 million revolving credit facility used to fund working capital requirements. The net repayment on the revolving facility during the first quarter was $0.7 million bringing the balance at June 30, 2006 to $10.8 million.

The Corporation used $1.7 million in cash for investing activities during the quarter compared to $6.9 million in the same quarter last year. Capital asset additions account for the majority of spending in the first quarter of this year and last year at $1.5 million and $6.9 million, respectively.

Grande Cache Coal believes the current revolving facility is sufficient to fund its ongoing working capital requirements. The Corporation expects to maintain sufficient inventory levels at the port to meet customer requirements, provided adequate rail service remains available. At June 30, 2006, the Corporation had $38.7 million in coal inventory, compared to $19.4 million at the end of the first quarter of the prior year.

The Corporation did not have any off-balance sheet financing structures in place at June 30, 2006. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.5 million and long term debt of $10.0 million. Grande Cache Coal's asset retirement obligations are covered by a cash deposit of $0.1 million and letters of credit totaling $5.4 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. This arrangement is currently under review.

Outlook

Operations

The Corporation relies on the railway to transport coal inventory to the ports. Rail service problems and delays that occurred during the first several weeks of the first quarter of fiscal 2007 have been rectified to a certain degree. Rail service has improved recently and due to decreased sales levels during the quarter, there is a high level of inventory at the port at Roberts Bank which has eased the demand on the railway. Grande Cache Coal will continue to require sufficient rail service to meet customer shipments and will be in continual contact with the railway in attempts to secure adequate service levels going forward.

In response to delays in customer shipments and current high levels of inventory, Grande Cache Coal is aligning production with firm market commitments. The normal summer vacation and maintenance shut down period scheduled for the second quarter has been extended in order to reduce inventory levels. Full production in the underground mine, the surface mine and the process plant will resume later in the second quarter. The Corporation will continue to rail coal to the ports throughout this period as required to meet customer shipments.

Over the second half of the fiscal year, the Corporation will continue to focus on ongoing cost control measures. The Corporation anticipates that production costs per tonne will increase during the second quarter as a result of the current maintenance and inventory control shutdown.

The surface mine strip ratio is expected to be at lower levels on average over the remaining life of the mine, although it can be expected to vary from quarter to quarter. As the Corporation does not capitalize stripping activities, mining costs are correlated to the rise and fall of strip ratios in the surface mine.

Production levels for the remainder of fiscal 2007 will continue to be managed according to scheduled sales volumes. Production volumes impact the unit cost of production due to the Corporation's level of fixed costs.

Metallurgical Coal Markets

Grande Cache Coal is maintaining a focus on expanding and diversifying its customer base geographically as well as within traditional markets to mitigate situations where shipment delays can occur. Negotiations of sales contracts and trial shipments with new customers are ongoing.

Grande Cache Coal still anticipates sales for fiscal 2007 to be in the range of 1.0 to 1.4 million tonnes at an average price in the range of U.S.$90 to U.S.$100 per tonne, combining contract prices for the current year, carryover pricing and trial cargos, including the Corporation's initial PCI shipments.

The demand for metallurgical coking coal is expected to remain strong over the medium term as worldwide supply and demand remains balanced.

Capital Expenditures

The Corporation anticipates spending approximately $10 million on capital additions and a drilling program in fiscal 2007. Options available for financing capital expenditures expected to result in improvements to the Corporation's cost structure include debt financing, capital or operating lease arrangements or equipment manufacturer's financing.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at July 28, 2006, there were 50,768,688 common shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,058,334	700,000	$1.00	March 21, 2009
	162,500	137,500	$3.70	July 21, 2009
	37,500	25,000	$3.70	August 8, 2009
	135,000	105,000	$11.56	March 15, 2010
	35,000	10,000	$9.08	June 9, 2010
	125,000	-	$4.50	October 18, 2010
	900,000	-	$2.44	April 11, 2011
Total	2,453,334	977,500		

There are also 5,500,000 warrants outstanding, exercisable at a price of $3.40 per share on or before April 5, 2007.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2006, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

(unaudited)	June 30 2006	March 31 2006
Assets		
Current assets		
Cash and cash equivalents	$ **11,146**	$ 973
Restricted cash (note 2)	**6,438**	6,138
Accounts receivable	**1,067**	2,836
Inventory (note 3)	**40,858**	26,509
Prepaid expenses	**901**	1,490
	60,410	37,946
Deposit for future reclamation expenditures	**82**	82
Mineral properties and development	**20,923**	21,074
Buildings and equipment	**32,058**	31,646
	$ **113,473**	$ 90,748
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ **11,603**	$ 15,653
Revolving debt (note 5)	**10,830**	11,500
	22,433	27,153
Long term debt (note 5)	**10,000**	10,000
Asset retirement obligations (note 6)	**3,530**	3,470
	35,963	40,623
Shareholders' Equity		
Share capital (note 7)	**126,979**	101,715
Contributed surplus	**2,027**	1,621
Deficit	**(51,496)**	(53,211)
	77,510	50,125
	$ **113,473**	$ 90,748

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Income (Loss) and Deficit
(thousands of Canadian dollars, except per share amounts)

(unaudited)		Three months ended June 30 2006	Three months ended June 30 2005
Revenue			
Sales	$	**28,996**	$ 9,401
Interest and other		**129**	256
		29,125	9,657
Expenses			
Cost of product sold		**15,867**	17,082
Distribution		**7,536**	2,903
General and administrative		**2,000**	1,338
Interest and other		**357**	-
Depreciation, depletion and accretion		**1,436**	430
		27,196	21,753
		1,929	(12,096)
Taxes		**(214)**	(65)
Net income (loss)		**1,715**	(12,161)
Deficit, beginning of period		**(53,211)**	(21,093)
Deficit, end of period	$	**(51,496)**	$ (33,254)
Net income (loss) per share (note 8)			
Basic and diluted	$	**0.03**	$ (0.30)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

(unaudited)		Three months ended June 30 2006	Three months ended June 30 2005
Cash provided by (used for)			
Operating activities			
Net income (loss)	$	**1,715**	$ (12,161)
Items not affecting cash			
Stock-based compensation (note 9)		**406**	318
Unrealized foreign exchange loss (gain)		**(64)**	204
Depreciation, depletion and accretion		**1,436**	430
		3,493	(11,209)
Net change in non-cash working capital relating to operating activities		**(16,271)**	(7,658)
		(12,778)	(18,867)
Financing activities			
Repayment of revolving and term debt (note 5)		**(670)**	-
Proceeds on issuance of share capital (note 7)		**27,000**	1,260
Repayment of notes payable (note 4)		**-**	(2,329)
Share issuance costs (note 7)		**(1,736)**	-
		24,594	(1,069)
Investing activities			
Additions to mineral properties and development		**(690)**	(1,245)
Additions to buildings and equipment		**(843)**	(5,688)
Restricted cash (note 2)		**(300)**	933
Net change in non-cash working capital relating to investing activities		**126**	(912)
		(1,707)	(6,912)
Effect of foreign exchange on cash and cash equivalents		**64**	(71)
Increase (decrease) in cash and cash equivalents		**10,173**	(26,919)
Cash and cash equivalents, beginning of period		**973**	35,455
Cash and cash equivalents, end of period	$	**11,146**	$ 8,536

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2006.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual financial statements for the year ended March 31, 2006.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,438 have been provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $1,000 have been made available to service providers, including $300 provided in the first quarter of this year.

3. Inventory

	June 30 2006	March 31 2006
Coal inventory	$ 38,688	$ 25,041
Materials inventory	2,170	1,468
Total	$ 40,858	$ 26,509

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impacted the carrying value of the note.

Repayment of the advance occurred through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the second quarter of 2006, the remainder of the coal under the agreement was shipped and the balance owing was repaid.

5. Revolving and term debt

During the third quarter of fiscal 2006, the Corporation entered into a $20 million secured credit facility consisting of a $10 million term facility and a $10 million revolving facility. Interest was payable monthly at a rate of prime plus 2% per annum.

The Corporation amended and extended its secured credit facility on March 28, 2006. The restated credit facility consists of a $10 million term facility and a $15 million revolving facility. Interest is payable monthly at a rate of prime plus 2% per annum. The facilities are secured by a general security agreement and have a maturity date of April 8, 2007, subject to a one year extension option.

The credit facilities are being used to finance the Corporation's working capital and also allowed for the retirement of a $5 million loan the Corporation received from a member of the Board of Directors in the third quarter of fiscal 2006. The loan was secured by coal inventory at port, was interest bearing at 8% per annum and repayable 2 months from the date of receipt.

The net repayment on the revolving facility during the first quarter was $670, bringing the balance at June 30, 2006, to $10,830.

6. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,530 as at June 30, 2006, based on a total future liability of $7,123. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Three months ended June 30 2006
Balance – March 31, 2006	$	3,470
Increase in liability		-
Accretion expense		60
Balance – June 30, 2006	$	3,530

7. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2006	40,769	$	108,763
Shares issued on bought deal equity financing	10,000		27,000
Balance – June 30, 2006	50,769		135,763
Less: Share issuance costs			8,784
		$	126,979

On April 5, 2006, the Corporation closed a bought deal equity financing. At closing, a total of 10.0 million units ("Units") of the Corporation were issued at a price of $2.70 per Unit for gross proceeds of $27 million. Each Unit consisted of one common share and one-half of one common share purchase warrant of the Corporation, each whole warrant entitling the holder thereof to acquire one common share at a price of $3.40 per share until April 5, 2007.

Share issuance costs related to the bought deal equity financing were $1,763 in the first quarter of 2007.

8. Net Income (Loss) per Share

The following table reconciles the denominators for basic and diluted net income (loss) per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. There was no dilutive effect for the Corporation's outstanding share options and warrants as they were not in-the-money during the quarter, and the effect of all option and warrant exercises would be anti-dilutive to the loss per share in the prior year.

	Three months ended June 30 2006	Three months ended June 30 2005
Weighted average shares outstanding – basic and diluted	50,219	40,432
Net income (loss)	$ 1,715	$ (12,161)
Net income (loss) per share:		
Basic and diluted	$ 0.03	$ (0.30)

9. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the quarter was $406 compared to $318 in the same quarter last year and was a result of options granted pursuant to the Corporation's share option plan.

On April 12, 2006, 900 thousand options to purchase common shares were granted to employees and directors of the Corporation under the Corporation's share option plan at an exercise price of $2.44 per share. The options have a five year term and are subject to an 18 month vesting period.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 86%, risk-free interest rates of 3% to 4% and expected lives of five years.

Details of the share options outstanding are as follows:

	Common Shares	
(thousands of shares)	Number	Weighted Average Exercise Price
Outstanding – March 31, 2006	1,554	$ 2.73
Granted	900	2.44
Cancelled	-	-
Exercised	-	-
Outstanding – June 30, 2006	2,454	$ 2.62

Details of the share options exercisable at June 30, 2006 are as follows:

(thousands of shares)	Common Shares Number	Weighted Average Exercise Price
	700	$ 1.00
	162	3.70
	105	11.56
	23	9.08
	990	$ 2.75

Of the share options outstanding, 1,259 thousand options expire in 2009, 295 thousand options expire in 2010, and 900 thousand options expire in 2011.

10. Commitments

The Corporation has made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. To June 30, 2006, U.S.$4.7 million in progress payments have been paid.

For further information, please contact:

Anita L. Roncin, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2006 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.